3/25



82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME **Alea Group Holdings (Bermuda) Ltd.**

***CURRENT ADDRESS** **Crown House, 3rd Floor**
4 Par-la-Ville Road
PO BOX HM 2983
Hamilton HM 08
Bermuda

****FORMER NAME**

PROCESSED
JUN 15 2005
THOMSON
FINANCIAL

****NEW ADDRESS** ______________________

FILE NO. **82-**34885

FISCAL YEAR **2003** 12-31-03

* Complete for initial submissions only

** Please note name and address changes

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	X
12G32BR	(REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A	(PROXY)	☐		

OICF / BY: S. Min

DATE:06/15/05

Alea Group Holdings (Bermuda) Ltd

Annual Report and Accounts 2003

82-34885

Alea

ARIS
12-31-03



Alea is a global reinsurance and specialty insurance company focused on underwriting for profit and return on equity. We have expertise in a wide range of property and casualty reinsurance, specialty insurance, alternative risk and finite risk products and maintain a significant presence in major insurance and reinsurance markets worldwide.

Contents

- Operating highlights
- Overview
- Chairman's statement
- Chief Executive Officer's report
- Operating review
  - Overview
  - Alea London
  - United States-based operations
    - – Alea Alternative Risk
    - – Alea North America
  - Alea Europe
  - Alea (Bermuda) Ltd
- Board of Directors
- Finance Director's report
- Directors' report
- Corporate governance
- Directors' remuneration report
- Statement of the Directors' reponsibilities
- Independent auditor's report
- The financial statements
  - Consolidated profit and loss account
  - Earnings per share attributable to equity shareholders
  - Consolidated statement of total recognised gains and losses
  - Consolidated balance sheet
  - Company balance sheet
  - Consolidated cash flow statement
  - Notes to the financial statements
- Executive Committee
- Shareholder information
- Frequently asked questions and financial calendar
- Group contacts

Operating highlights

Operating profit based on longer-term investment return up by 274% to $80.8 million (2002: $21.6 million); reflects single-minded underwriting focus on profitability hurdle rates

Gross premiums written up by 39.6% to $1,300.2 million (2002: $931.6 million); more growth anticipated from the Group's targeted growth areas of Europe, alternative risk, excess and surplus lines and casualty reinsurance

Group core combined ratio of 93.1% (2002: 98.4%) exceeds expectations

Net IPO proceeds of $263.7 million ensure Group is well positioned to capture growth opportunity in chosen markets

January renewals affirm exciting business prospects with underwriting discipline in targeted classes of business expected to prolong benign rate environment

Continued positive outlook for 2004 across all business segments

		2003	2002
Gross premiums written	+39.6%	$1,300.2m	$931.6m
Net earned premiums	+65.7%	$858.5m	$518.1m
Underwriting profit[1]	+203.2%	$85.5m	$28.2m
Claims ratio[2]		61.6%	62.1%
Expense ratio[2]		33.3%	38.6%
Combined ratio[2]		94.9%	100.7%
Core combined ratio[2]		93.1%	98.4%
Total assets		$3,477.1m	$2,713.5m
Net asset value per share[3]		$4.15	$4.34
Operating profit		$80.8m	$21.6m
Profit attributable to shareholders[4]		$48.5m	$54.6m
Operating earnings per share[5]		$0.54	$0.24
Earnings per share[4,5]		$0.42	$0.51

1. Underwriting profit includes $57.8 million (2002: $47.0 million) allocated longer-term investment return and excludes $3.8 million (2002: $2.4 million) claims equalisation provision (see technical account).
2. Claims ratio is net incurred losses divided by net earned premiums. Expense ratio is net operating expenses less other technical income plus the change in deferred acquisition costs plus other technical charges, divided by net premiums written. Combined ratio is the sum of the claims ratio and expense ratio. The core combined ratio excludes other technical charges.

Previously the Company measured expenses against net premiums earned and, up to year ended 31 December 2002 included other technical charges in the non-technical account as investment expenses. On this basis the combined ratio excluding technical charges was 94.6% in 2003 and 100.4% in 2002 and including technical charges was 96.8% in 2003 and 103.6% in 2002.
3. Net asset value per share is based on 174,707,415 shares in issue (2002: 106,094,720).
4. Profit attributable to shareholders and earnings per share are impacted by $29.2 million unrealised losses on investments in 2003 compared to $25.3 million unrealised gains on investments in 2002. In both periods this primarily reflects the impact of movements in interest rates on the Group's high quality investment bond portfolio.
5. Operating earnings per share and earnings per share are both diluted and are defined in Note 10 to the financial statements.

We have assembled a world-class team of dedicated professionals whose knowledge, diligence and passion underlie our accomplishments and the solid business relationships we have established.

Our headquarters are in Hamilton, Bermuda and we have ongoing operations in the United Kingdom, the United States, Bermuda, Switzerland, Australia and Jersey.

With continual focus on generating sustainable profitability and growth over the longer-term, we emphasise underwriting discipline, strong controls, broad capabilities in both reinsurance and select insurance markets, a focus on less volatile lines of business and long-term relationships with small to medium sized clients.



know

Since new management joined in 1999, we have acquired or built the talent, local infrastructure, state of the art underwriting systems, licences and client relationships that allow us to react quickly to attractive return opportunities in the major markets worldwide. We have leveraged this platform to develop a sizeable book of business diversified by class and geography.



reward

above all else we are underwriters



The capital raising leaves Alea well positioned to capture the significant expansion opportunity that exists.

John Reeve

I am pleased to present my first Chairman's statement in a year that has seen Alea Group Holdings (Bermuda) Ltd ("Alea" or "Group") take further significant steps in its overall development. From inception, the Group was established as a global reinsurer and insurer differentiated not by size but by a focus on the bottom line, the fundamentals of underwriting for profit and the necessary control infrastructure to deliver superior results over the longer-term.

In 2003, the Group evidenced the benefits of such focus by delivering significant operating profit and by completing a successful Initial Public Offering ("IPO") on the London Stock Exchange ("LSE").

The efforts over recent years to establish and build Alea are now beginning to be rewarded. The Group's philosophy is based on the analysis and understanding of the reinsurance/insurance cycle over differing classes of business and geographies. From the outset, the Group was designed to build reinsurance and insurance capabilities in each of the principal international market-places, resulting in the ability to allocate capital and resources to those markets best able to offer suitable returns.

Driven by such considerations, at the end of the reporting year the Group was heavily focused on casualty reinsurance lines of business, where we believe that there is still opportunity for further rate improvement; on alternative risk and on excess and surplus lines ("E&S") business where rates, terms and conditions remain firm; and on Continental Europe where the opportunity, arising from recent market turmoil, has been taken to improve the Group's competitive positioning. Conversely, the Group sought to withdraw from the marine market-place where, despite a profitable book of business, signs of a softening in both rates and terms led to expectations that return on capital criteria could no longer be met.

Overall, the Group believes that it is well positioned in markets where rates and terms, currently and prospectively, are at their strongest.

Results

Profit attributable to shareholders was $48.5 million for 2003 compared to $54.6 million in 2002. There was a significant improvement in underwriting performance. Underwriting profits before the allocation of the longer-term investment return and movement in the claims equalisation provision was $27.7 million compared

to a loss of $18.8 million in 2002. The underlying improvement in underwriting performance was masked by short-term fluctuations in investment returns year-on-year (negative $22.4 million in 2003, positive $33.3 million in 2002). In addition in 2002 the Group had the benefit of a tax credit of $2.0 million compared to a $13.5 million charge in 2003.

As recommended by the Association of British Insurers Statement of Recommended Practice ("ABI SORP") for companies listed on the London Stock Exchange operating profit includes the allocation of the longer-term investment return based on a return rate which the Group has selected as 4.5%. Operating profit excludes the movements in the claims equalisation provision and a $7.5 million profit on the purchase of the subordinated preferred shares. Operating profits showed strong growth increasing by 274% to $80.8 million and translates into a return on equity of 12.0% (2002: 5.8%), in line with the objective to deliver double digit returns over the insurance cycle. Gross premiums written for the period increased 39.6% to $1,300.2 million, from $931.6 million. The Group combined ratio improved to 94.9% compared with 100.7% in the previous year.

Review of market conditions

Market conditions for reinsurance remained favourable throughout 2003. The requirement for many market participants to address prior year issues and resultant weakened balance sheets, together with continuing low interest rates and correspondingly low investment income, combined to support a firm rate environment in most market segments.

In Europe, there was some turmoil associated with certain long-established companies ceasing to write business and others experiencing significant deterioration in relation to "old year" reserves. There was a similar story in the United States with numerous companies being downgraded by the rating agencies and ceasing to underwrite or withdrawing from certain lines of business.

The result of such market conditions was that casualty rates rose strongly throughout the year in conjunction with a general tightening of terms and conditions. Additional capacity created in Bermuda brought the beginnings of some rate pressure in the property areas, particularly the catastrophe markets, but rates remained well above the level required to meet the Group's hurdle rates of return. Primary insurance rates also remained firm with both alternative risk and E&S insurance markets maintaining rate improvements.

Alea's balance of reinsurance and insurance capabilities, lack of distracting "old year" legacy issues, maintenance of its overall rating from the rating agencies in the face of widespread downgrades and strong presence in selected markets resulted in the Group being well placed to grow substantially in an improving pricing environment.

IPO

Alea's IPO was completed by a listing on the LSE on 19 November 2003, raising a total of $263.7 million after expenses and after the over-allocation option was exercised. This issue attracted significant interest, being the fourth largest IPO on the LSE during 2003.

The funds from the IPO are being used to support the continued growth of the business by enhancing the capitalisation of the reinsurance and insurance subsidiaries in the United Kingdom, United States, Bermuda and Continental Europe.

This capital raising leaves Alea well positioned to capture the significant expansion opportunity that exists through leveraging the infrastructure and capabilities established over the past three years. The Group possesses both a strong book of renewal business and excellent new business prospects that are capable of generating attractive returns on equity.

Dividend

As indicated at the time of the Group's IPO, the Group will not declare a dividend in respect of 2003, since to do so would effectively constitute a return of recently raised capital. The Group intends to commence paying dividends in 2004. It is intended that the Group will pay a dividend in the region of $0.10 per share for the year ended 31 December 2004. The dividend will be approximately split one-third interim and two-thirds final. The interim dividend will be declared with the Group's interim results for the six months ending 30 June 2004 on 20 September 2004, payable on 19 November 2004 to those shareholders on the register on 22 October 2004.

Board and shareholders

I am pleased to welcome R Glenn Hilliard and Amanda J Atkins to the Board as an Independent Non-Executive Director and Executive Director respectively. Glenn brings with him a wealth of experience in the industry and Amanda has served as Group Chief Financial Officer since 2000. Their expertise will make a major contribution to the deliberations of the Board, which is strengthened as a result.

I am also delighted to welcome the new investors who have embraced the Alea story. Directors, management and staff look forward to working on behalf of all shareholders to deliver significant growth in value.

Prospects

Conditions have remained strong in all Alea's operating segments over the important January 2004 renewal period. The Group's targeted growth areas of Europe, alternative risk, E&S and United States casualty reinsurance all experienced strong trading conditions and each represents a real opportunity for continued growth.

Finally, I wish to thank my fellow Directors, management and staff for the great effort that they have made to achieve the excellent results currently reported. Combined with the invaluable support of brokers, clients and shareholders, this has enabled the Group to achieve notable successes during 2003. The first significant underwriting profit contribution and the IPO are defining moments in the Group's history and I am confident that Alea is exceptionally well placed to continue to build value in the year ahead.

John Reeve
Chairman
7 April 2004


bott



the basis of every decision



Above all else we are underwriters – the ability to not only select the right risks and price them correctly, but also to recognise and react to underlying trends quickly enough is all important.

Dennis W Purkiss

2003 was an important year for the Group. Over the last four years we have set about building a global insurance and reinsurance operation focused on the delivery of longer-term value.

During those four years we have marked several milestones in the Group's development. Alea has set up licensed insurance and reinsurance operations in the United States, United Kingdom and Continental Europe, we've built a system and control infrastructure that we believe is unique amongst our peers and we've established strong market positions in all our core operations.

More importantly we've established a mindset that focuses entirely on the bottom line. The global insurance and reinsurance markets are not one homogeneous whole. Each line of business responds to different factors – economic, regulatory or social – and therefore the speed and degree of change vary by class of business. Our fundamental approach has been to build our expertise, our licence base and our infrastructure in such a way that we can proactively manage this overall portfolio of potential risks. Above all else we are underwriters – the ability to not only select the right risks and price them correctly but also to recognise and react to underlying trends quickly enough is all important.

As a consequence our current focus is heavily on the alternative risk and E&S businesses in the United States and the casualty reinsurance businesses in the United States and Europe. In casualty reinsurance we feel there is more improvement to come – rates are still rising (albeit not as steeply as last year and varying by line of business), terms are good and there is a longevity to the cycle that we believe will certainly outlast the more capacity driven property lines of business. On the insurance side the E&S rates are firm and demand is high. The alternative risk arena is still improving and with the longer earnings profile of risks written in both these areas we will see the benefits of this business in our Profit and Loss Account for at least the next two to three years. Finally, in Europe we have deliberately set about capitalising on a series of market dislocations. As others have experienced difficulty we have grown the business substantially over the last two years, all the time whilst rates were improving, to establish ourselves as a preferred provider to our target customer base of small to medium-sized regional insurers.

On 19 November 2003 we completed our listing on the LSE. The IPO was very well received generating $263.7 million after expenses. This additional capital is being put to immediate use and deployed to support the targeted growth in the areas I mention previously.

2003 performance
In 2003 we met all our financial goals and achieved an operating return on equity of 12.0%. Details of operating segment performance and overall financial performance are set out in the Operating review and the Finance Director's report respectively.

Operational targets
The IPO was a major achievement in itself but the Group as a whole and each of the main operating units continued to enhance skills and capabilities during the year.

For example, in North America we have enhanced our ability to service our clients by continuing our licensing of Alea North America Specialty Insurance Company. We now have admitted and non-admitted paper in 49 and 23 states respectively. This initiative further improves the flexibility of the Group in being able to write business in selected lines in a number of ways – insurance or reinsurance, using admitted or non-admitted paper.

We also continue to devote considerable time and expense to the development of our IT systems and 2003 saw enhancements in our core underwriting, financial control and reporting systems. We view this investment as essential. Our systems provide the control and reporting capabilities you would expect and a great deal more. They are an intrinsic part of our process and critical to the management of our overall portfolio.

During 2003 both A.M. Best and Standard and Poor's ("S&P") affirmed the Group's ratings at A– with a stable outlook in each case. Both cited the strong operating controls, good business position and improving performance in their rationales. In each of these areas we have seen further improvement since their review.

Each operating segment has continued to expand and develop its market position, operating capabilities and long-term value. In London, Chief Executive Officer Stephen Cane and his team saw gross premium written rise by 50.4% from $376.4 million to $566.0 million as we reinforced our position in this market. Alea London is a key part of the Group's focus on United States E&S insurance and also

underwrites the Group's property catastrophe book of business. Rates continued to improve in the E&S market in 2003 and although we saw the beginnings of supply side competition, in the very best priced property catastrophe business we believe rates remain well above our minimum hurdles at this time.

In North America, the Group has two operating segments: Alea North America focuses on treaty business and Alea Alternative Risk, as the name would suggest, on alternative risk business.

Alea North America's primary focus is the provision of casualty and property treaty reinsurance. It is heavily biased towards casualty at this time as rates continue to improve and gross premiums written grew by 9.9% from $257.4 million to $282.9 million in 2003. Chief Executive Officer Mike Hayes and his team have a wealth of experience in this market and have made great progress in targeting the smaller, specialist insurers we prefer.

Alea Alternative Risk is the Group's centre of expertise for alternative risk transfer and United States insurance programme business. Chief Executive Officer Rob Byler and his team are continuing to see rate improvements and we will be looking to continue our expansion in these areas. This business typically has high retention ratios and the ability to control the assumed risk makes this a very attractive area for us. Gross premiums written grew by 84.7% from $141.4 million to $261.1 million.

In Continental Europe, the Group has achieved considerable success in the light of major market dislocation over the last few years. Gross premiums written grew by 21.5% from $156.4 million to $190.1 million. I'd like to congratulate Chief Executive Officer Gilles Meyer and his team on their achievements over the last couple of years. After the changes made in 2000 and 2001 to realign the inherited book they have made excellent progress. Concentrating on small to medium-sized clients and with an emphasis on the German, French, Spanish and Austrian markets the Alea Europe team have sought opportunities to provide a high level of service to customers. In doing so they have established solid customer relationships and grown the book markedly in a period of strong rate improvement. Our story in Europe is an excellent example of the Group's ability to seek out and target opportunity in the market-place.

Looking forward

In looking forward to 2004 I believe that we are extremely well placed. While there is plenty of capacity available to buyers underwriting discipline is, to a great extent, holding firm and in all our targeted growth areas we expect continuing strong trading conditions. We have built a solid base over the past few years and the early indications are positive for 2004.

The excellent position we find ourselves in, is no accident. We spent considerable time and effort developing the depth of capabilities we believe are so essential to delivering long-term value and we're pleased that many investors shared that view during the successful IPO.

I'd like to reiterate our Chairman's thanks to all our staff for their hard work, particularly in achieving the IPO in such a short space of time and, of course, to our shareholders, both existing and new, for the faith they have shown in our story.

We are excited about the Group's market position, pleased with a strong financial result in 2003 and looking forward to continuing the Alea story and rewarding that faith in 2004 and beyond.

Dennis W Purkiss
Group Chief Executive Officer
7 April 2004



We produced a better-than-expected core combined ratio of 93.1% as a result of our disciplined underwriting and efficient claims handling.

Stewart Laderman

shared


risk
it's in everyone's interest isn't it?



Our strategy is to create strong market positions focused on lines of business in which we have extensive experience and are appropriately rated to generate significant profitability. We deliberately remain focused on casualty, alternative risk and United States insurance lines where trading conditions have remained strong for all of the Group's business units. By targeting these sectors, we have a lower-risk business capable of producing a steadier stream of profits which we can use to support our longer-term growth and generate significant shareholder value.

The success of our strategy is reflected in an excellent operating profit before tax of $80.8 million (2002: $21.6 million). As recommended by the ABI SORP for companies listed on the LSE, operating profit includes the allocation of investment return based on the longer-term rate which Alea has selected as 4.5%. Worldwide gross premiums written increased by 39.6% to $1,300.2 million (2002: $931.6 million).

One of our key performance measures is the Group's core combined ratio ("CCR"). We produced a better than expected CCR of 93.1% as a result of our disciplined underwriting and efficient claims handling. CCR comprises claims incurred net of reinsurance to net premiums earned ("NPE") plus net operating expenses less other technical income plus the change in deferred acquisition costs as a percentage of net premiums written. Other technical charges added 1.8 points to give a total combined ratio of 94.9% compared to 100.7% in 2002. This excellent result gives us confidence that we are capable of sustaining our target CCR over the underwriting cycle.

During the 2004 renewal season we have seen confirmation that our strategy of anticipating changes in market conditions has borne fruit. Over the last four years we have built our infrastructure to enable us to develop further in business areas where we see the most promise both currently and in the medium-term. We increased our casualty reinsurance skill set in both Continental Europe and North America and our insurance skills in North America with a continuing programme of recruitment. We also increased our overall North American licensed capabilities in 2003.

Alea North America Insurance Company ("ANAIC") is now a licensed insurer in 49 states plus the District of Columbia. Alea London has now nearly completed its E&S infrastructure, being authorised in 47 jurisdictions with Alaska and Florida being the latest two additions. Development of the licensing infrastructure in Alea North America Specialty Insurance Company ("ANASIC") is also progressing rapidly with that company now being a licensed or accredited reinsurer in 44 states with surplus lines insurance authorisations in a further 23 states.

While we have seen some deterioration in capacity driven property rates to date in 2004, these are not major markets for Alea. We will not chase premium volume at the expense of profit. Our strategic focus on specialty insurance and low volatility casualty risks, targeting mainly smaller companies, leaves us well positioned to take advantage of current market conditions. Our clear strategy, combined with scale and presence in our chosen markets, positions us to continue to produce excellent returns for our shareholders.



We enjoy a strong market presence within the global London market.

Stephen Cane

The Alea London operating segment is the Group's access point to the London global insurance marketplace. Alea London operates through Alea London Limited, a United Kingdom-licensed insurance and reinsurance company with E&S authorities in the United States and a branch office underwriting in Australia. Alea London transacts an international book of business sourced through the London broker market. The London market is one of the world's leading insurance and reinsurance marketplaces with in excess of $30 billion in capacity in 2003. Alea London's business includes a broad range of products, including specialty and non-traditional insurance, reinsurance and E&S lines.

Alea London is an established market participant with a solid book of existing business, fully operational infrastructure and excellent market reputation. Its largest business is United States E&S insurance, comprising over 33% (2002: 37%) of its gross premium written. The Alea London segment also writes casualty treaty reinsurance business in the United States and international markets and is the Group's global centre of expertise in property catastrophe reinsurance. With its strong underwriting platform and a leading market position, Alea London will write other lines of business on an opportunistic basis when pricing is attractive, when specific expertise is available and when the Group's underwriting criteria, such as terms and conditions, are fulfilled.

The overall strategy of Alea London is to continue growth in existing lines of business by:
- expanding the volume of business written through intermediaries in the E&S market;
- continuing to write property treaty business within established aggregate exposures;
- utilising the Group's existing expertise in affinity groups and alternative risk structures to create new products; and
- leveraging the Group's expertise in the management of underwriting agents and the licences it has in the United Kingdom to expand its United Kingdom insurance portfolio.

Gross premiums written in the year ended 31 December 2003 increased 50.4% to $566.0 million compared to $376.4 million for the year ended 31 December 2002. The growth in 2003 reflected the focus on E&S business and the growth of premium arising from the Bristol West contract. Excluding Bristol West the growth rate was 30.9% to $407.5 million from $311.4 million. Figures are presented excluding Bristol West because this is a contract which we do not anticipate will be renewed in 2005.

An overall summary of the underwriting performance of Alea London is as follows:

	Including Bristol West		Excluding Bristol West	
	Year ended 31 Dec 2003	Year ended 31 Dec 2002	**Year ended 31 Dec 2003**	Year ended 31 Dec 2002
Premiums ($'million)				
Gross premiums written	**566.0**	376.4	**407.5**	311.4
Net premiums written	**487.8**	300.2	**329.3**	235.2
Retention ratio[1]	**86.2%**	79.7%	**80.8%**	75.5%
Net premiums earned	**407.7**	220.9	**281.3**	178.9
Key ratios	**%**	%	**%**	%
Claims ratio[2]	**55.2**	49.4	**44.0**	42.1
Acquisition costs ratio[3]	**22.7**	22.5	**25.3**	23.8
Composite ratio[4]	**77.9**	71.9	**69.3**	65.9

1 Net premiums written divided by gross premiums written.
2 Claims incurred, net of reinsurance divided by net premiums earned.
3 Acquisition costs divided by net premiums earned.
4 Claims ratio plus acquisition costs ratio.

Net premiums written to 31 December 2003 increased 62.5% to $487.8 million compared to $300.2 million to 31 December 2002 including Bristol West and increased 40.0% to $329.3 million from $235.2 million excluding Bristol West.

The retention ratio increased from 79.7% to 86.2% as the proportion of property catastrophe business reduced. Bristol West and another large contract in Alea London both with limited risk transfer characteristics are not covered by the Max Re aggregate cover which therefore inflated the overall Alea London growth rates in net premiums written and earned compared to the rest of the Group. The Max Re aggregate cover is discussed in the Finance Director's report.

Net premiums earned for the year ended 31 December 2003 increased 84.6% to $407.7 million compared to $220.9 million for the year ended 31 December 2002. The high growth rate achieved in 2003 reflected the factors outlined above.

The claims incurred, net of reinsurance, ratio for the year ended 31 December 2003 increased to 55.2% compared to 49.4% for the year ended 31 December 2002. There were no catastrophe losses in either year. Prior year reserve development increased the operating segment claims incurred, net of reinsurance ratio by 0.6 points and the Group claims incurred, net of reinsurance ratio by 0.3 points.

The increase in loss ratio for the year ended 31 December 2003 compared to the year ended 31 December 2002 is primarily a function of business mix, in particular the growth of premiums under the Bristol West contract which has relatively high loss ratios but relatively low volatility and thus earns the Group a reduced return at lower risk than some of the other classes of business. The Directors believe that this contract has a significant benefit of contributing relatively low but stable earnings under a wide range of scenarios, adding $3.8 million and $1.3 million to the underwriting result for the years ended 31 December 2003 and 31 December 2002 respectively. In addition, Alea London earned investment income on the $68.2 million of cumulative positive cash flows under this contract.

The acquisition costs ratio was 22.7% in 2003 compared to 22.5% in 2002. Both of these ratios are distorted by Bristol West. The underlying ratios excluding the Bristol West contract were 44.0% loss ratio (2002: 42.1%) and 25.3% acquisition costs ratio (2002: 23.8%).

On the closing of the Imperial acquisition in 2000, the Group reinforced the reserve strengthening of the Imperial business by entering into the OPL contract which is fully defined in the Finance Director's report. Since that date there continues to be immaterial development of these reserves.

Total loss reserves covered by the OPL contract increased to $87.1 million compared to $84.5 million in 2002 such that the full $85 million balance of the contract was utilised at 31 December 2003. The increase in loss reserves excess of the contract was a function of the relative exchange rates of the underlying loss reserves compared to the US Dollar-denominated reinsurance.

On the balance sheet, paid claims had exceeded the aggregate excess point under the contract at 31 December 2003 by $16.2 million and thus reinsurance recoveries were made reducing the deposits received from reinsurers under the contract by the same amount. The interest charged on the deposit is the main component of other technical charges in the Alea London operating segment.

2004 outlook

Alea London has already secured the retention of its two largest contracts, including the Bristol West contract, with total premiums in excess of $220 million for these two contracts at expiring terms and conditions.

During 2004 Alea London anticipates a continued focus on the E&S business where rates, terms and conditions are showing no signs of weakening and an increased focus on building its non-US Dollar business to help offset its sterling cost base. United States and non-US Dollar casualty lines continue to show rate improvement over 2003 conditions with gross premium written being marginally ahead of plan.

Rates on international property treaty business are showing signs of weakening with an average 10% reduction over comparable 2003 figures. These rates do, however, remain well within planned expectations and above the Group's hurdle rates of return. North American property business rates have shown less signs of weakening and have remained slightly above planned expectations.



the answer is always in the detail



We continue to strengthen our excess & surplus lines capability.

Jon Goldberg

The Group's United States-based operations are comprised of two segments, Alea North America ("ANA") and Alea Alternative Risk ("AAR"), both supported by a common services platform. These two segments underwrite through Alea North America Insurance Company ("ANAIC"), a New York domiciled property and casualty insurance company licensed to write most admitted lines of property and casualty insurance and reinsurance in 49 states plus the District of Columbia. ANAIC commenced underwriting on 1 January 2002. At inception, ANAIC had a renewable base of business which formed its core. This was business which had previously been underwritten by Alea (Bermuda) Ltd pursuant to arrangements with Lumbermens Mutual Casualty Company ("LMC").

Prior to 1 January 2002, the United States operation acted as a reinsurance intermediary manager. For ease of reference, the results discussed in the two North American segments below combine the 2003 results for the product lines which now comprise each segment, regardless of whether the premiums were originally underwritten in Alea (Bermuda) Ltd under the LMC arrangements between December 1999 and 31 December 2001 or since 1 January 2002 by ANAIC or its subsidiary ANASIC.

ANA specialises in treaty reinsurance and alternative risk transfer products. The treaty reinsurance operation is a broker market for United States property and casualty treaty and facultative casualty reinsurance business, specialising in working layer business with a focus on small, medium-sized and specialty companies and specialty insurance departments of larger insurance groups.

AAR specialises in providing insurance and reinsurance solutions to clients who share risk, want unbundled services and utilise alternative funding mechanisms. Lines of business include workers' compensation, commercial general liability and property and automobile liability. This business is written on both an individual account and on a programme basis, with the account protected through the purchase of high quality reinsurance supplemented by collateral requirements.

AAR's ability to target the E&S market is being strengthened with the ongoing licensing of ANASIC, a wholly-owned subsidiary of ANAIC, which is currently authorised to write E&S in 23 states and began writing business in 2003. Additional licensing is ongoing. The marketing of this capability has recently commenced, further expanding the options available to AAR's clients.



We target alternative risk clients dedicated to the long-term proposition of shared risks and rewards.

Rob Byler

AAR, based in Rocky Hill, specialises in the provision of Alternative Risk Transfer ("ART") programmes and structures which may include captives and rent-a-captives, excess over self-insurance, risk retention groups, purchasing groups, pools, trusts and large deductibles for workers' compensation, general liability, auto liability and property lines of business. In addition, AAR's Insurance Programmes ("IP") department underwrites traditional programme business for liability lines only.

Within these lines of business, AAR's areas of focus are: retail operations, wholesale/distribution operations, service operations, franchise operations, habitation, light to medium contracting and manufacturing, fleets and short-haul trucking.

AAR markets ART to knowledgeable and target producers who seek to assume a significant element of risk within their programme. Every programme written also involves the client adopting some level of risk sharing and the "unbundling" of services such as claims, loss control and captive management.

AAR's strategy is based on the following:
- positioning itself as one of the five dedicated, unbundled carriers in the United States traditional ART market with admitted and non-admitted capabilities;
- aligning its interests with those of its clients, through risk sharing on all business written;
- unbundling of services to known and preferred providers;
- maintaining strong relationships with target producers who can provide repeat business;
- comprehensive due diligence and audit processes that include all facets of a programme, including underwriting, finance, compliance and claims; and
- creating an insurance organisational structure with a strong controls environment.

Historically, the alternative risk market has grown during periods of harder pricing in the conventional insurance and reinsurance markets. However, the alternative risk market has shown resilience during periods of softer pricing as well. Consequently, industry surveys now estimate the ART market to comprise 50% of the total United States property and casualty market.

In 2003, the ART and IP market was robust. AAR experienced rate increases for all lines of business. In addition, it renewed 85% of business underwritten in 2002. The level of due diligence and vetting necessary to bring a programme to fruition invites a higher than average renewal ratio and AAR leverages this as part of its strategy to create long-term relationships which will produce repeat business.

An overall summary of the underwriting performance of AAR is as follows:

	Year ended 31 Dec 2003	Year ended 31 Dec 2002
Premiums ($'million)		
Gross premiums written	**261.1**	141.4
Net premiums written	**132.0**	74.6
Retention ratio	**50.6%**	52.8%
Net premiums earned	**97.9**	22.0
Key ratios	**%**	%
Claims ratio	**72.1**	65.1
Acquisition costs ratio	**20.1**	31.0
Composite ratio	**92.2**	96.1

AAR's gross premiums written increased 84.7% to $261.1 million in the year ended 31 December 2003 compared to $141.4 million for the year ended 31 December 2002.

Net premiums written to 31 December 2003 increased 76.9% to $132.0 million compared to $74.6 million to 31 December 2002. Net premiums written were 50.6% of gross premiums written for the year ended 31 December 2003 and 52.8% of gross premiums written for the year ended 31 December 2002. The structure of AAR products means that there will always be a high reinsurance percentage, primarily due to premiums ceded back to captives. This is also why AAR places such emphasis on financial due diligence and obtaining appropriate collateral from the counterparties to its transactions.

Net premiums earned for the year ended 31 December 2003 increased 343.9% to $97.9 million compared to $22.0 million for the year ended 31 December 2002. The build-up of earned premium through the profit and loss account in respect of the alternative risk business is more prolonged than anywhere else in the Group. For example, nearly 70% of the net premiums earned in the 2003 financial statements came from the 2002 underwriting year, with the balance from 2003.

The ratio of claims incurred, net of reinsurance to net earned premiums was 72.1% for the year ended 31 December 2003 and 65.1% for 2002. Prior year reserve movement increased AAR's net loss ratio by 1.7 points and the Group net loss ratio by 0.2 points. This was primarily the result of one full breach of a programme in the 2001 underwriting year which required an additional net loss reserve of $1.6 million (1.6% on net premiums earned).

The acquisition costs ratio to net premiums earned for the year ended 31 December 2003 was 20.1% to 31 December 2003 compared to 31.0% for 2002 reflecting the transition towards our desired business mix.

2004 outlook

In 2004 the ART and IP market is expected to remain strong. Rate increases are anticipated, but not expected to be as dramatic as in 2003. Early indications are of up to 10% across all lines. AAR had its best January/February period to date, with gross premium written up by 294% compared to the same period in 2003 albeit from a small base. It is anticipated that as the AAR portfolio matures approximately 50% of premiums will be earned in the same financial year as the underwriting year in which they are written, with the balance being earned mainly in the subsequent financial year. All of this means that the profitability outlook looks healthy in 2004.



We are a dedicated broker market reinsurer, focusing on specialty business with an experienced team and strong relationships.

Mike Hayes

ANA specialises in the provision of property and casualty treaty reinsurance, writing primarily automobile liability, general liability, professional liability, workers' compensation and property business accessed through the reinsurance intermediary distribution system. Additionally, since November 2003, ANA has provided reinsurance on a facultative basis for casualty business.

Key elements of ANA's strategy include:

- focusing on the provision of traditional reinsurance solutions to three well-defined client segments: (1) small to medium-sized insurance companies (generally with $500 million or less in policyholder surplus); (2) specialty companies; and (3) specialty divisions of larger companies. More than 90% of ANA's current premium volume is derived from these target market segments;
- concentrating on working layer business in order to provide a more predictable underwriting result, characterised by a shorter duration and more moderate volatility than higher layer excess business and by an excellent premium to limit relationship. Working layer business currently comprises more than 90% of ANA's written premiums;
- seeking to derive a significant percentage of its business from E&S lines insurers and insurers operating in the specialty admitted market, in order to benefit from the attractive underwriting margins that have historically characterised these markets. E&S and specialty admitted business comprised approximately 75% of ANA's 2003 volume;
- positioning as a 'consensus market' – i.e., as one of the three to five reinsurers ultimately agreeing to consensus terms on the typical working layer cover. The resulting participations (typically in a range of 20% – 40%) provide ANA with influence over treaty terms and conditions and ensure access to the client, both of which ANA regards as important elements in achieving the superior underwriting results that it seeks. In the 2003 Underwriting Year, 83% of ANA's volume was derived from reinsurance covers on which its share was 20% or greater; and
- differentiating from competitors by providing superior service as measured by speed of initial response to offers of business, timeliness of additional information requests, rapid communication of underwriting decisions and promptness in the payment of claims and delivery of contract documentation.

ANA's strategy is executed by an underwriting team that has depth and experience, with its two senior underwriting managers and 13 underwriters averaging more than 21 years of experience.

An overall summary of the underwriting performance of ANA is as follows:

	Year ended 31 Dec 2003	Year ended 31 Dec 2002
Premiums ($'million)		
Gross premiums written	**282.9**	257.4
Net premiums written	**249.7**	209.0
Retention ratio	**88.3%**	81.2%
Net premiums earned	**189.3**	142.7
Key ratios (%)	**%**	%
Claims ratio	**68.7**	61.4
Acquisition costs ratio	**29.2**	31.5
Composite ratio	**97.9**	92.9

Gross premiums written for the year ended 31 December 2003 increased 9.9% to $282.9 million from $257.4 million for the year ended 31 December 2002. The modest growth in overall gross premiums written masked much more substantial growth in ANA's core account casualty treaty portfolio, which benefited from the strong reinsurance and primary market conditions that prevailed throughout 2003. For the year, casualty gross premiums written increased by $53 million, or 25%, over the $213 million written in 2002. This growth in casualty writings also reflected ANAIC's increased acceptance in the United States treaty reinsurance market following its first full year of operations in 2002.

The growth in casualty writings was partially offset by a sharp decline in ANA's modest property portfolio. As the property treaty account is very focused on E&S type specialty accounts of a non-catastrophic nature that generally tend to generate large premiums on a per account basis, the loss of a handful of renewals during 2003 severely impacted these premium writings. Accounts were not renewed due to increased client retentions as well as from some account specific softening in original property rates that generated returns below the Group's hurdles and hence were unacceptable. Property gross writings decreased by 70%, from $44 million in 2002 to $13 million in 2003.

A small amount of additional unrelated premium actually underwritten in Alea Bermuda has been included in the ANA operating segment for reporting purposes in both 2002 and 2003 but not separately identified as it is not material to the premium or underwriting results.

Net premiums earned for the year ended 31 December 2003 increased 32.7% to $189.3 million from $142.7 million for the year ended 31 December 2002. The increase in 2003 net premiums earned was substantially greater than the increase in 2003 net written premiums, in part reflective of the fact that 2002 was the first full year of operations for ANAIC and in part attributable to variances in the inception profile of premiums written during these two years.

The ratio of claims incurred, net of reinsurance, to net earned premiums was 68.7% for the year ended 31 December 2003 versus 61.4% for the year ended 31 December 2002.

Prior year development increased the operating segment's net loss ratio by 11.6 points and the Group net loss ratio by 2.3 points. Loss reserves for the period 1999 to 2001 were increased for a handful of umbrella and excess liability accounts as well as for two professional liability accounts that have suffered greater than expected severity losses. This adverse development arises from individual accounts no longer underwritten and reflective of a business mix profile that has been substantially altered in the subsequent years as ANA made the transition from the original business base available to it under the LMC arrangements to its chosen business mix. Since 2000 we have actively reduced such volatility as the portfolio make up has been shifted to reflect the desired business classes made up of a shorter duration, less volatile blend of lower limit exposures substantially shielded from these type of shock loss developments.

The acquisition costs ratio to net premiums earned was 29.2% for the year ended 31 December 2003 compared to 31.5% for 2002. The decrease in the acquisition ratio for 2003 is due principally to a change in the underlying business mix.

Casualty reinsurance market conditions remained exceptionally firm throughout 2003. This fact was in no small measure attributable to the de facto withdrawal over the past two years of at least seven prominent reinsurers or their United States subsidiaries (Gerling Global, AXA, Trenwick, Insurance Corporation of Hannover, Hart Re, CNA and PMA) and the downgrade of another (SCOR). Together, these entities had recorded 2002 gross premiums written of approximately $5.5 billion, amounting to almost 25% of the broker market's then available capacity.

With the departure of these competitors, ANA remains as one of only a dozen viable, consensus broker market reinsurers. With respect to the many casualty lines in which it specialises, it is one of an even smaller number of reinsurers with both the appetite and the capability to assess the risks presented and to offer lead terms that will attract the necessary subscription market support.

Conditions in the underlying casualty insurance market remained almost equally firm throughout 2003, particularly in the excess and surplus lines and admitted specialty markets on which ANA focuses and underlying rate increases for a majority of ANA's specialist clients remained in the healthy single-digit to moderate double-digit range.

Both property reinsurance and underlying property insurance market conditions were at best flat, and often down, over the course of 2003. Reflective of the relatively greater availability of property reinsurance capacity and the willingness to deploy it, 'per risk' reinsurance pricing also registered generally moderate declines, with occasional, sharp downward deviations to this rule. Modestly increased commission terms and more relaxed coverage conditions were also available.

2004 outlook

With respect to reinsurance market conditions, the January renewal season confirmed the continuation of the trends in place during the second half of 2003 with the casualty reinsurance market demonstrating continued pricing discipline. Our expectation for original rates is that increases for most casualty lines will be in the mid single-digit range, with double-digit increases continuing only in those lines marked by significant ongoing capacity shortages. In property, we expect original rates to be flat-to-down, with continued modest rate erosion in a majority of areas. With the Group's continued focus on United States casualty treaty business the continuing firm rating environment is reassuring.


anything else is just hot air

Alea Europe



We understand the variety of local European markets, respect the cultural differences, and speak the local language.

Gilles Meyer

The Alea Europe operating segment comprises of Alea Europe Ltd, a licensed reinsurance company based in Basel, Switzerland, with branches in run-off in Stockholm, Toronto and Singapore.

Alea Europe focuses on business sourced from Continental Europe. The operating segment has historically been a property treaty reinsurance operation but also writes casualty reinsurance, primarily motor liability business. Alea Europe sources business either on a direct basis or through European brokers. The segment is organised along geographic lines into seven units with supporting specialist lines of business expertise. Alea Europe's major classes of business are: proportional and catastrophe property, motor liability and general liability. Alea Europe's approach supports the client focus required in these markets and allows a significant volume of business to be written on a direct basis (approximately 45% in 2003).

The Group is focused on continuing to enhance its position as a primary provider of reinsurance products to the smaller insurers and mutual companies within Continental Europe. Key strategic initiatives involve:

- focusing on small to medium-sized clients that require reinsurance in order to achieve their own business plans;
- maintaining a line of business focus on property (risk, catastrophe and proportional) while furthering the development of the casualty book (primarily automobile);
- increasing line sizes on existing business; and
- leveraging local market knowledge and language skills.

The Continental European market has undergone significant change in the last two years as large participants have withdrawn and a number of other competitors have experienced credit rating agency downgrades. By focusing on the small to medium-sized client base and by leveraging its close client contacts, it is believed that Alea Europe is well positioned to grow its business profitably.

Alea Europe's geographic focus is on the German, French, Spanish and Austrian markets. For the year ended 31 December 2003, more than 59% of Alea Europe's business was written in these markets.

An overall summary of the operating performance of Alea Europe is as follows:

	Year ended 31 Dec 2003	Year ended 31 Dec 2002
Premiums ($'million)		
Gross premiums written	**190.1**	156.4
Net premiums written	**159.2**	124.4
Retention ratio	**83.8%**	79.5%
Net premiums earned	**163.6**	132.5
Key ratios (%)	**%**	%
Claims ratio	**63.0**	83.7
Acquisition costs ratio	**17.1**	19.7
Composite ratio	**80.1**	103.4

Alea Europe was able to take advantage of increasing business opportunities in a broader spread of business lines in 2003. Gross premiums written increased 21.5% to $190.1 million compared to $156.4 million to 31 December 2002. For 2003 approximately 95% of business incepted on 1 January and thus the gross premiums written in this operating segment are heavily weighted towards the first half year.

Net premiums written to 31 December 2003 increased 28.0% to $159.2 million compared to $124.4 million to 31 December 2002. This follows the trend of gross premiums written.

Net premiums earned increased 23.5% to $163.6 million compared to $132.5 million for the year ended 31 December 2002. This is mainly due to the significant increase in 2003 net premiums written which given the inception profile was mostly earned in 2003.

The claims incurred net of reinsurance ratio to net earned premium for the year ended 31 December 2003 decreased from 83.7% in 2002 to 63.0%. The main factor of this improvement was that Alea Europe suffered $14.9 million in net losses in respect of the European floods in the third quarter of 2002. Excluding the European floods and the arbitration decision below, the ratio of claims incurred net of reinsurance ratio to net earned premium was 60.2% for the year ended 31 December 2003 and 65.8% for the year ended 31 December 2002.

Overall prior period reserve development in Alea Europe was positive reducing the operating segment's net loss ratio by 4.4 points and the Group's net loss ratio by 0.8 points.

To date the only significant Group exposure to asbestos and environmental losses is within Alea Europe and as a result of an arbitration decision in February 2003 this generated additional gross and net loss provisions before discount of $8.7 million for year ended 31 December 2002 and $8.4 million for the year ended 31 December 2003. These provisions were based on an independent consulting firm's estimate of total United States industry asbestos reserve requirements of $99.5 billion compared to a Q3 2003 A.M. Best report estimate of $65 billion.

The figures shown above are after the application of the Inter-Ocean Adverse Development Cover which covers underwriting years 1987 through 1999 and provides cover of $125 million excess of $500 million together with 75% of losses in excess of $625 million up to $750 million to provide a maximum recoverable of $218.8 million for the non-life reserves of Alea Europe Ltd and Alea (Bermuda) Ltd. At 31 December 2003 $133.0 million is recoverable under this cover. As paid claims had exceeded the aggregate excess point under the contract at 31 December 2003, $33.6 million of reinsurance recoveries were made reducing the deposit received under the contract by the same amount. The interest charged on the deposit is the main component of the other technical charges in Alea Europe operating segment.

2004 outlook

Continental European business has a higher concentration of 1 January inception date business than other markets. Alea Europe targets small to medium-sized insurers, often mutual in nature, and is on target to exceed expectations with gross premium written currently anticipated to reach more than $220 million in 2004. In particular, Alea Europe has continued to see strong gross premium written growth with particular success in Austria (with over 100% growth compared to the comparable period in 2003), The Netherlands (with over 100% growth) and Eastern Europe (over 25% growth). Alea Europe's strong client relationships also bore fruit with the volume of business written on a direct basis increasing from 45% to 60% of the gross premium written to date.

The January 2004 renewal season has proved very successful with significant gains in some markets and continued growth over last year. Underlying property rates have generally been flat with reinsurance rates remaining stable to 10% lower in the more capacity driven markets where Alea Europe does not generally compete. The rates though remain comfortably ahead of our hurdle returns. Casualty lines saw improvements over 2003 although these have varied by country with some Eastern European lines for example showing marked improvement.



Our experience and knowledge with structured reinsurance transactions, positions us as the Group primary access point for this business.

André Perez

Alea (Bermuda) Ltd ("Alea Bermuda") is a registered Class 3 Bermudan insurer with authority to conduct general insurance and reinsurance business. Alea Bermuda is the Group's primary access point to the finite market. In addition, Alea Bermuda acts as a finite risk resource for other operating segments within the Group as well as providing quota share and aggregate excess of loss capacity to other Alea companies.

Alea Bermuda splits its resources between targeting external clients and leveraging intra-group relationships and opportunities to provide bespoke coverages to existing clients of the Group. These structured insurance and reinsurance products are highly customised and assist the buyers in addressing the management of higher retentions, filling of reinsurance and collateral gaps, access to soft capital and management of surplus requirements and cash flow financing. The Directors believe that this expertise will provide strong internally generated deal flow and will serve to cement existing client relationships for other business segments.

The results of Alea Bermuda's finite operations, before intra-group reinsurances, are immaterial to the Group at present. For ease of reference, its results are therefore consolidated into AAR when it is in respect of collateral gap products written for clients of AAR, with the balance being included in the ANA result.

In 2003, Alea Bermuda has had success in writing collateral gap products for clients of AAR. This business generated $37.9 million gross premium written in Alea Bermuda as a standalone entity, most of which eliminated on consolidation of the Group, and $0.8 million incremental net premiums written with profits emerging from the underwriting profit on the net premium written and strong cash flows generated from the gross premiums. A further $2.3 million of net premiums earned has been allocated to the ANA segment, for financial reporting purposes.

Alea Bermuda's preferred classes of business are workers' compensation, automobile, general liability and property.

Alea Bermuda's strategy is to:

- provide flexible quota share capacity to other Group entities;
- leverage existing Group contacts to cross-sell finite risk products to the Group's existing clients; and
- for third parties, target the small to medium-sized deals where competition is based more on technical proficiency than price.

The finite market experienced a difficult year in 2002 following the dramatic increase in regulation and scrutiny following recent accounting scandals. Those initial concerns have now given way to a growing recognition of acceptable transactions and the emergence of a new set of ground rules, albeit more stringent ones with increased activity towards the end of 2002 continuing in 2003.

We consider the greater emphasis on solvency through the introduction of International Financial Reporting Standards ("IFRS") by 2005 and the proposed implementation of enhanced capital requirements for non-life insurers in the United Kingdom, may give rise to additional finite opportunities for Alea Bermuda.

The Group maintains significant capital and therefore also holds significant invested assets in its Bermuda operations. Individual underwriting units have access to Alea Bermuda's capital principally by means of intra-group quota shares. After these quota shares Alea Bermuda legal entity net premiums earned increased 28.2% in 2003 to $205.5 million compared to $160.3 million in 2002.

John Reeve (59) is Non-Executive Chairman. Mr Reeve was Executive Chairman of Willis Group Limited from November 1995 until October 2000. Prior to this, Mr Reeve was Group Managing Director of Sun Life Corporation PLC and Sun Life Assurance Society PLC from 1989 to 1995, a member of the Board of the Association of British Insurers from 1993 to 1995 and a member of the Board of the International Insurance Society Inc. from 1993 to 2001. A Chartered Accountant, Mr Reeve is Chairman of Temple Bar Investment Trust PLC and is currently a Director of P.E.C. Concerts Ltd., Invest in Thames Gateway London Ltd., Lamarsh Services Ltd. and Autologous Transfusion Ltd. and has held a variety of Executive and Non-Executive directorships in financial, industrial and charitable organisations.

Dennis W Purkiss (51) is Group Chief Executive Officer of Alea Group Holdings (Bermuda) Ltd. Mr Purkiss has been a Board Member of the International Underwriting Association of London and Chairman of the Legislation Committee of the International Underwriting Association of London. He is an Associate of the Chartered Insurance Institute. He was appointed Managing Director of Zurich Reinsurance London Limited in July 1994 having joined the Group as its Chief Operating Officer in November 1993. Between October 1985 and November 1993, Mr Purkiss held various general management positions at the Merrett Group, latterly becoming Group Chief Executive Officer. At Merrett he was a leading member of the team responsible for the establishment of the first corporate capital vehicle in Lloyd's in partnership with Marsh McLennan and J.P. Morgan. Mr Purkiss started his career at Eagle Star where he held a variety of positions over a 15-year period. He has over 34 years' industry experience.

Amanda J Atkins (46) is Executive Vice President, Finance and Operations and Group Chief Financial Officer. After securing her degree at Manchester University, Ms Atkins qualified as a Chartered Accountant at Coopers & Lybrand. She has since been Chief Financial Officer for a number of international insurance and reinsurance companies, most recently Zurich Reinsurance London Limited between 1994 and 1998. Ms Atkins has 22 years of industry experience and joined the Group in 1999.

Timothy C Faries (37) is a Non-Executive Director and a Partner, and the Insurance Team Practice Leader, at Appleby Spurling Hunter, Barristers & Attorneys, in Bermuda. He has been a Partner at Appleby since 2000 and was an associate there from 1993 to 1999.

James R Fisher (48) is a Non-Executive Director and the managing member and majority owner of Fisher Capital Corp. LLC. From 1986 through March 1997, Mr Fisher was a senior Executive at American Re Corporation and served most recently as Senior Vice President and Chief Financial Officer of American Re-Insurance Company (American Re) and American Re Corporation, President of American Re Financial Products, and President and Chief Executive Officer of American Re Asset Management. Mr Fisher is also Chairman of Bristol West Holdings, Inc. (the Bristol West Insurance Group) and a Director of Willis Group Holdings. Mr Fisher also serves as Chairman of the Audit Committee of the Company.

Todd A Fisher (38) is a Non-Executive Director and has been a member of KKR & Co. L.L.C. since 1 January 2001. Mr Fisher was an Executive of Kohlberg Kravis Roberts & Co., LP from June 1993 to 31 December 2000. Mr Fisher was an associate at Goldman Sachs & Co. from July 1992 to June 1993. He is also a member of the Board of Directors of Accuride Corporation, Bristol West Holdings, Inc., Willis Group Holdings and Rockwood Specialties, Inc.

Perry Golkin (50) is a Non-Executive Director and has been a member of KKR & Co. L.L.C. since 1 January 1996. Mr Golkin was a partner of Kohlberg Kravis Roberts & Co., LP from 1995 to January 1996. Prior to 1995, he was an Executive of Kohlberg Kravis Roberts & Co., LP. He is also a member of the Board of Directors of Bristol West Holdings, Inc., PRIMEDIA, Inc., Willis Group Holdings, Rockwood Specialties, Inc. and Walter Industries, Inc.

R Glenn Hilliard (61) is a Non-Executive Director. Mr Hilliard is currently Chairman and Chief Executive Officer of Hilliard Group, LLC, and Non-Executive Chairman for Conseco, Inc. He most recently served as Chairman and Chief Executive officer of ING Americas until April 2003. Prior to this, Mr Hilliard was Chief Executive Officer from 1984 to 1989 and Chairman of the Board of Directors in 1989 of Liberty Life Insurance Company following which he was President and Chief Executive Officer of Security Life of Denver Insurance Co. from 1989 to 1993. In January of 1993, he was appointed President and Chief Executive Officer of ING America Life Corporation following which he held a succession of executive and non-executive offices in companies in the ING group. Mr Hilliard is a member of the American and South Carolina Bar Associations, the International Insurance Society (IIS), the Organisation for International Investment (OFII), graduated from the Young President's Organisation to the World's President's Organisation and is a member of the International Business Fellows.

Scott C Nuttall (31) is a Non-Executive Director and has been an Executive with KKR & Co. L.L.C. since November 1996. Mr Nuttall was with The Blackstone Group from January 1995 to November 1996. He is also on the Board of Directors of Willis Group Holdings, Amphenol Corporation, Bristol West Holdings, Inc., KinderCare Learning Centers Inc. and Walter Industries, Inc.

There is no family relationship between any of James R Fisher, Todd A Fisher and Amanda J Atkins (née Fisher).



In 2003 the Group successfully achieved its financial goals.

Amanda J Atkins

Financial performance management

The highlights of the consolidated financial statements are as follows:

Summary of results

$'million	2003	2002
Gross premiums written	**1,300.2**	931.6
Net premiums earned	**858.5**	518.1
Underwriting profit before claims equalisation provision ("CEP") excluding other technical expenses and allocated investment return	**46.7**	(2.1)
Other technical charges	**(19.0)**	(16.7)
Underwriting profit before CEP and allocated investment return	**27.7**	(18.8)
Allocated investment return	**57.8**	47.0
Underwriting profit before CEP	**85.5**	28.2
Gross investment income	**56.3**	49.2
Net realised gains on investments	**12.1**	8.5
Investment income	**68.4**	57.7
Investment return allocated to technical account	**(57.8)**	(47.0)
Investment expense	**(3.9)**	(2.8)
Interest expense	**(4.7)**	(6.5)
Profit before tax, CEP and unrealised (losses)/gains on investments	**87.5**	29.6
Unrealised (losses)/gains on investments	**(29.2)**	25.4
Profit before tax and CEP	**58.3**	55.0
Change in CEP	**(3.8)**	(2.4)
Profit before tax	**54.5**	52.6
Tax	**(13.5)**	2.0
Profit after tax	**41.0**	54.6
Minority interest	**7.5**	-
Profit attributable to equity shareholders	**48.5**	54.6
Total gross assets	**3,477.1**	2,713.5
Total shareholders' funds	**725.4**	460.5
Per share data		
Number of shares in issue[1]	**174,707,415**	106,094,720
Earnings per share – diluted	**$0.42**	$0.51
Operating earnings per share – diluted	**$0.54**	$0.24
Net asset value per share	**$4.15**	$4.34
Return on equity	**9.3%**	12.4%
Return on operating equity	**12.0%**	5.8%

[1] 2002 adjusted for 19:1 bonus share grant (comparable to 20:1 stock split)

Following the decision to list the Group's shares on the LSE in 2003 there have been a number of changes to the structure of the technical and non-technical accounts as follows:

Technical account

The underwriting profit in 2003 disclosed on the same basis as in 2002 was $46.7 million (2002: $2.1 million). Interest expense on deposits held in respect of reinsurance contracts has been moved from the non-technical account to the underwriting account (2003: $19.0 million, 2002: $16.7 million). Allocated investment return based on a 4.5% longer-term rate of return was allocated to the technical account (2003: $57.8 million, 2002: $47.0 million) to derive the balance on the technical account before changes in claims equalisation provision of $85.5 million in 2003 and $28.2 million in 2002 and the operating profit of $80.8 million in 2003 and $21.6 million in 2002 after debt interest charges of $4.7 million and $6.5 million respectively. In addition as a result of the United Kingdom listing the Group changed its accounting policy to include claims equalisation provisions (2003: $3.8 million, 2002: $2.4 million) in respect of its London subsidiary.

Non-technical account

Investment income in 2003 disclosed on the same basis as in 2002 was $68.4 million in 2003, compared to $57.7 million in 2002, including, net realised gains (2003: $12.1 million, 2002: $8.5 million). Investment expense in 2003 disclosed on the same basis as in 2002 was $27.6 million in 2003 compared to $26.0 million in 2002 and included $19.0 million (2002: $16.7 million) other technical charges now transferred to the non-technical account, investment expense (2003: $3.9 million, 2002 $2.8 million) and debt interest (2003: $4.7 million, 2002: $6.5 million) now shown on the face of the non-technical account.

In 2003 the Group successfully achieved its financial goals. Gross premiums written increased by 39.6% to $1,300.2 million from $931.6 million. The Group achieved an underwriting result before claims equalisation provision and allocated investment return of $27.7 million, which was approximately 10% better than its expectation and achieved investment income after investment expenses, but before net realised gains of $52.4 million which was in line with expectations. The Group achieved an underwriting profit as measured by the balance on the technical account for general business before claims equalisation provision of $85.5 million an increase of 203.2% from the $28.2 million profit in 2002 after the allocation of the longer-term investment return as recommended by the ABI SORP for companies listed on the LSE. Alea has selected a longer-term rate of 4.5%.

Debt interest cost was $4.7 million reflecting the reduction in LIBOR rates year on year. The overall investment return of 3.0% reflected the Group's focus on fixed income securities, which in a rising interest rate environment at year end gave rise to net unrealised losses of $29.2 million compared to unrealised gains of $25.4 million in 2002.

Profit before tax was $54.5 million compared to $52.6 million in 2002. Profit after tax was $41.0 million compared to $54.6 million in 2002.

The reduction in profit before and after tax was impacted by the movement in unrealised losses in 2003 of $29.2 million compared to an unrealised gain in 2002 of $25.4 million. Alea has a conservative investment portfolio. The goal is to match assets and liabilities for currency and duration whilst minimising credit risk. This may well give rise to fluctuations in the short-term performance of the portfolio which can be significant in terms of profit attributable to shareholders in any one period. For example, in the period from 1 January 2004 to 11 March 2004, Alea showed a change in invested asset value of $20.8 million comprising realised gains of $3.2 million and change in unrealised gains of $17.6 million. The Group constantly reviews its approach to investment risk based on market conditions.

Profit before tax and unrealised (losses)/gains were $87.5 million in 2003 compared to $29.6 million in 2002.

In 2003, in accordance with the recommendations of the ABI SORP for insurance companies listed on the LSE, the Group included allocated investment return using a longer-term rate of 4.5% in both 2002 and 2003 technical accounts. Use of this longer-term rate gave rise to operating profits in 2003 of $80.8 million compared to $21.6 million in 2002.

The tax charge/credit in 2003 and 2002 is distorted by the application of deferred tax assets and the profit mix between territories. In 2002 the Group saw an overall tax credit as profits in London allowed for the recognition of additional deferred tax asset. In 2003 the tax charge similarly benefited from the recognition of the remaining Alea London deferred tax asset not previously recognised. However, a reduction in the rate at which the Swiss deferred tax asset was recognised and unrealised investment losses on the Bermuda portfolio have adversely affected the Group rate. The actual tax rates for both 2002 and 2003 are not indicative of the longer-term rates which the Group believes should be achievable. The Group's goal is to arrange its affairs so that Alea Bermuda provides capacity to each insurance subsidiary within the Group and therefore shares in the underwriting result of each entity. To the extent that such business is profitable then these arrangements will have the effect of reducing the Group's overall tax rate. Conversely, if such business is unprofitable, then this intra-group reinsurance arrangement could limit the amount of tax relief available on such loss making business.

The Group made a $7.5 million gain on the purchase of the subordinated preferred shares issued by subsidiaries which has been included in the minority interest line of the profit and loss account.

Overall earnings per share were 42 cents compared to 51 cents in 2002. Operating earnings per share were 54 cents compared to 24 cents in 2002. Net assets per share were $4.15 compared to $4.34 as at year-end 2002 adjusting for the 19:1 bonus share grant (comparable to a 20:1 stock split). The reduction in book value per share was primarily a function of the dilution effect of the listing on the LSE on 19 November 2003.

Return on equity

In calculating its return on equity and operating return on equity, the Group divided profits and operating profits after tax by adjusted shareholders' equity, respectively.

Adjusted shareholders' equity is average shareholders' equity including $50 million subordinated preferred shares as at 1 July and 31 December excluding capital raised between 1 July 2003 and 31 December 2003 plus adjusted proceeds.

Adjusted proceeds are the net proceeds of the offering of $221.2 million after the $42.5 million purchase of the subordinated preferred equity plus $1.9 million equity capital raised in the second half of 2003 primarily alongside the offering. The total $223.1 million proceeds were available for six weeks from 19 November 2003 to give additional weighted capital of $25.7 million in 2003.

On the above basis the Group achieved a return on equity of 9.3% during 2003 (2002: 12.4%). The actual profits are distorted by changes in realised and unrealised gains period on period which benefited the return on equity ratio in 2002 and adversely affected the return on equity in 2003. Operating return on equity increased 106.8% to 12.0% from 5.8% in 2002.

Underwriting performance
Gross premiums written increased by 39.6% to $1,300.2 million from $931.6 million in 2002. Net premiums written increased by 45.3% to $1,028.7 million from $708.2 million in 2002. Each operating segment grew substantially:

Alea London	+62.5%	(40.0% excluding Bristol West)
Alea North America	+19.5%	
Alea Alternative Risk	+76.9%	
Alea Europe	+28.0%	
Total	+45.3%	

The amount of business retained increased to 79.1% of gross premiums written compared to 76.0% in 2002. This small change masked two significant factors. A reduction in the percentage of premiums allocated to the Max Re contract, 7.6% of gross premiums written compared to 12.2% in 2002, was offset by the growth in reinsurance connected with AAR, where only 50.7% of gross premiums earned were retained net which is wholly in line with our expected business model for that line of business. Both of these factors are expected to continue to contribute to the retention ratio in 2004.

Net premiums earned increased by 65.7% influenced by the sharp increase in premiums written in 2002 which were translated into earned premiums in 2003. In Alea Europe the majority of premiums incept on 1 January and are earned in the same financial year. In other segments there is a greater time lag between when the premium is written and where it is earned through the income statement. This means that the growth rates for premiums earned are higher than for premiums written because earned premiums continue to reflect the high growth in written premium recorded in the 2002 financial year. Net premiums earned grew as follows:

Alea London	+84.6%	(57.3% excluding Bristol West)
Alea North America	+32.7%	
Alea Alternative Risk	+343.9%	
Alea Europe	+23.5%	
Total	+65.7%	

The growth in AAR is a function of the low earned premiums base in 2002 of only $22.0 million.

As the Group's business mix continued to develop the quantum of unearned premium reserves continued to increase. Gross unearned premium reserves as at 31 December 2003 were 53% of gross premiums written in 2003 compared to 51% in 2002 and 54% of net premiums written in 2003 compared to 53% in 2002.

Combined ratio
The Group changed its method of disclosing its combined ratio in 2003. The core combined ratio comprises claims incurred net of reinsurance to net premiums earned ("NPE") plus net operating expenses less other technical income plus the change in deferred acquisition costs divided by net premiums written ("NPW"). On this basis the core combined ratio improved by 5.3 points to 93.1% from 98.4% in 2002. The expense ratio was 4.8 points lower at 31.5% in 2003 compared to 36.3% in 2002. Technical charges as a percentage of NPW are measured separately to derive the final combined ratio of 94.9% in 2003 and 100.7% in 2002. The figures used to derive these measures are set out in the following table.

Previously the Group measured expenses against net premiums earned and up to year ended 31 December 2002 included other technical charges in the non-technical account as investment expenses. On this basis the combined ratio excluding technical charges was 94.6% in 2003 and 100.4% in 2002 and including technical charges was 96.8% in 2003 and 103.6% in 2002.

$'million	2003	2002
NPW	1,028.7	708.2
NPE	858.5	518.1
Claims incurred, net of reinsurance	528.7	321.9
Net operating expenses	285.5	204.0
Other technical income	(2.4)	(5.7)
	283.1	198.3
Change in deferred acquisition costs	40.8	58.5
Total net written expenses	323.9	256.8
Other technical changes	19.0	16.7
Claims incurred net of reinsurance to NPE ratio	61.6%	62.1%
Total net written expenses to NPW	31.5%	36.3%
Core combined ratio	93.1%	98.4%
Other technical charges to NPW	1.8%	2.3%
Combined ratio	94.9%	100.7%

Impact of prior year reserve developments on incurred claims ratio
Prior year developments increased the claims incurred net of reinsurance loss ratio by 2.2 points in 2003 compared to 4.4 points in 2002 and are summarised by operating segment and underwriting year as follows:

Impact on loss ratio by segment	2003
Alea London	0.2%
Alea Alternative Risk	0.2%
Alea North America	2.6%
Alea Europe	(0.8%)
Total	2.2%

Impact on loss ratio by underwriting year	2003
1999 & prior	1.0%
2000	1.8%
2001	(0.5%)
2002	(0.1%)
Total	2.2%

Further details of the underlying events which gave rise to these developments are set out in the Operating review. In all operating segments the Group was pleased to note that where substantial reserve increases were required, the segment usually had already non-renewed the relevant policies as it positioned itself towards its target customer and product segments. The Group is particularly pleased with the positive performance of Alea Europe and the continuing immaterial development in the Alea London 1999 and prior portfolio. Reserve development in North America was disappointing but limited to a small number of contracts which form part of the transition which the segment made in 2000 and 2001 from the portfolio originally available to it to the desired business classes made up of a shorter duration, less volatile blend of lower limit exposures.

Expenses

All expenses are allocated to individual business segments, however the Group monitors expenses for each profit and corporate cost centre separately. Because of the business model which the Group has adopted, ensuring that each local unit also incorporates some elements of Group oversight and development, Corporate Centre costs are incurred in most of the locations and in British Pounds, Swiss Francs and US Dollars and are recharged to the various profit centres by cross charging mechanisms. In a rapidly growing environment the physical quantum of internal expense movement year-on-year is not meaningful. Instead the Group manages its expense base against the operational plans required to meet the next stage of development.

Measured against net premiums earned the net internal expense ratio improved 3.5 points to 10.2% compared to 13.7% in 2002 as the premium base of the Group expanded more rapidly than the administrative infrastructure. Measured against net premiums written the internal expense ratio improved 1.5 points to 8.5% compared to 10.0% in 2003.

Reserves

The Group's provisions for gross claims outstanding, excluding claims equalisation reserves, increased by 24% to $1,398.6 million from $1,126.9 million. Net loss reserves (defined as the gross claims outstanding less the reinsurers' share of claims outstanding) increased by 38% to $672.0 million from $488.1 million. The ratio of gross loss reserves to gross premiums earned reduced to 126% in 2003 from 167% in 2002 as would be expected with a growing portfolio of business.

Invested assets and cash were 123.9% of gross claims reserves and 257.8% of net claims reserves, compared to 109.5% and 251.5% in 2002. These ratios were already strong by industry standards in 2002 even before the recent public offering and demonstrate the strength and simplicity of the overall balance sheet.

The evaluation of required claims outstanding both gross and net of reinsurers' share is the most critical element of the Group's underwriting performance. The provision for claims outstanding is made on an individual case basis and is based on the estimated ultimate cost of all claims notified but not settled by the balance sheet date, together with the provision for related claims handling costs and net of salvage and subrogation recoveries. The provision also includes the estimated cost of claims incurred but not reported at the balance sheet date based on statistical methods together with an assessment of any related reinsurance recoveries. The Group follows robust quarterly processes worldwide to assess the amounts it believes it requires and employs independent consultants to consider these provisions on an annual basis. The last independent review was carried out by Deloitte & Touche LLP as at 30 June 2003 as part of the public offering. Estimates of technical provisions for claims and related recoveries inevitably contain significant inherent uncertainties because significant periods of time may elapse between the occurrence of an incurred loss, the claim triggering the insurance or reinsurance, the reporting of that claim to the Group and the Group's payment of the claim and receipt of related reinsurance recoveries. Accordingly the cost of such claims cannot be known with certainty at the balance sheet date. Subsequent information and events may result in the ultimate liability being less than, or greater than, the amount provided. Adjustments to the amount of the provisions are reflected in the financial statements for the periods in which the adjustments are made.

Reinsurance recoverables

Reinsurance recoverables are analysed between three large aggregate excess contracts with Inter-Ocean, Overseas Partners ("OPL") and Max Re respectively which are each significant contracts and other smaller reinsurances.

Aggregate excess contracts

Inter-Ocean contract

The Inter-Ocean contract is an Adverse Loss Development and Aggregate Excess of Loss Reinsurance Agreement between Inter-Ocean and subsidiaries of Alea that provides cover in two parts. For underwriting years 1987 through 1999 for certain non-life reserves of Alea Europe Ltd and Alea (Bermuda) Ltd it provides cover up to $125 million in excess of $500 million and 75% of losses in excess of $625 million up to $750 million. For the 2000 underwriting year the contract provides cover for each of Alea London Limited, Alea Europe Ltd and Alea (Bermuda) Ltd in excess of a loss ratio retention of 59% of subject net premiums earned up to a maximum limit of 20% of subject net premiums earned but not exceeding $107.8 million and subject to certain other retentions and sub-limits.

OPL contract

The OPL contract is an Adverse Loss Development Reinsurance Agreement between Alea London Limited and Overseas Partners Ltd dated 31 December 1999 that provides cover of up to $85 million for business incepting on or prior to 31 December 1999 (but excluding certain specified risks such as asbestos) in excess of Alea London Limited's agreed retention of $101.9 million.

Max Re contract

The Max Re contract is an Excess of Loss Agreement effective 1 January 2001 between Max Re Ltd and Alea Europe Ltd, Alea London Limited, Alea North America Insurance Company, Alea (Bermuda) Ltd and Alea Group Holdings (Bermuda) Ltd that provides cover in respect of the period from 1 January 2001 through 31 December 2003 for worldwide business written (with certain exceptions) on $1.578 billion of net earned premium during the period with a limit equal to the lesser of 16.5% of total net earned premium over the period or $285 million plus a catastrophe cover equal to 1.67% of total net earned premium over the period, with the cover subject to agreed loss ratio attachment points.

2003 $'million	Amount recoverable	Discount	Net amount	Collateral
Inter Ocean Contract	196.2	11.9	184.3	139.0
OPL Contract	84.3	-	84.3	60.9
Max Re Contract	228.4	23.4	205.0	228.4
Total	508.9	35.3	473.6	

Both the Inter-Ocean contract and the OPL contract are collateralised through deposits received from reinsurers. The deposits increase each year through the allocation of other technical charges which were $19.0 and $16.7 million respectively in 2003 and 2002. The overall value of the reinsurance recovery under these contracts is reassessed each year and any adjustments made are processed through the profit and loss account as increases or reductions to the change in reinsurers' share of provision for claims. These contracts were also the subject of a prior year adjustment in 2003 which is detailed in the accounting policies section of this report.

The Max Re contract is collateralised through trust funds and letters of credit which do not appear on Alea's balance sheet but which provide security for the amounts due to Alea by that company. The trust funds are held in AA rated securities. In addition all unearned premiums paid by Alea to Max Re are also collateralised through trust funds.

Other reinsurance recoverables

Excluding the above contracts, the reinsurers' share of claims outstanding in respect of the other reinsurance contracts at 31 December 2003 was $252.9 million (2002: $238.6 million). The Group analyses potential doubtful debts carefully and holds a provision of $7.7 million (2002: $7.2 million), the majority of which is in Alea London, relating to the business written prior to the Group's acquisition of Alea London in 2000. In addition the Group holds offsetting balances of $96.4 million (2002: $70.3 million) made up of collateral provided by the reinsurer or amounts payable to the same reinsurer leaving total net balances due of $156.5 million at 31 December 2003 (2002: $168.3 million) which represents 22% of shareholders' funds, a significant improvement compared to 34% in 2002.

As of 31 December 2003, 89% (2002: 95%) of the net balances due are in respect of entities rated A and above, of which 5% (2002: 6%) is with AAA rated entities, 23% (2002: 47%) is in respect of AA rated entities and 61% (2002: 42%) is in respect of A rated entities. The 10 largest reinsurers had net amounts due ranging from $5.7 million to $21.4 million and were all rated A or above.

Recent years have seen a substantial reduction in credit quality for the entire industry. In the 12 month period to 31 December 2003, there were more than 450 downgrades of industry participants (during 2002: 870) by Standard & Poor's alone. The Group's reinsurance security profile has been affected by these industry changes. For 2002, following the settlement of a number of large claims, the net balance due from reinsurers rated BBB or lower reduced from 20% to 5% of the total reinsurance recoverable. Reinsurers rated BBB or lower have increased from 5% to 11% for the twelve month period to 31 December 2003 as a result of rating downgrades. The three largest net balances due from BBB or lower reinsurers are $3.8 million (2.2%) from Sorema (BBB), $2.9 million (1.9%) from Baloise (BBB), and $1.6 million (1.1%) from Trenwick (NR) against which the Group provides $0.3 million doubtful debt reserve. No other reinsurer rated BBB or below accounted for more than $0.7 million of net balances due at 31 December 2003.

Capital management

Investment management

I am pleased to report that Alea has no write-downs of its investment portfolio, during a year which has seen a number of other companies write down a portion of their investment portfolio due to some significant corporate failures and reductions in credit quality. This achievement vindicates our conservative investment strategy.

The Group's investment strategy emphasises a high quality diversified portfolio of liquid investment grade fixed income securities as a method of preserving equity capital and prompt claim payment capability. The investment portfolio does not currently consist of equity or real estate investments. The Group utilises recognised external expert investment managers to invest its assets. The Investment Committee establishes the Group's investment policies and creates guidelines for its external investment managers. These guidelines specify criteria on the overall credit quality and liquidity characteristics of the portfolio and include limitations on the size of certain holdings as well as restrictions on purchasing certain types of securities.

At 31 December 2003, fixed income securities and deposits at credit institutions comprised $1,582.2 million, an increase of 42.9% since 31 December 2002. The Group's fixed income portfolio consisted of United States and non-United States sovereign government obligations, corporate bonds and other securities, all of which were rated A or better and 98.4% were rated AA or better by either Standard & Poor's or Moody's. The portfolio had a weighted average rating of AAA based on ratings assigned by Standard & Poor's or Moody's. Other than with respect to United States, Canadian and European Union government and agency securities, the Group's investment guidelines limit its aggregate exposure to any single issuer to 5% of its portfolio. All securities must be rated A or better at the time of purchase and the weighted average rating requirement of the Group's portfolio is AAA. At 31 December 2003, the Group's largest aggregate exposure to any single issuer other than with respect to United States, Canadian and European government and agency securities was 4.7% of its shareholders' equity in respect of GE Capital.

Depending upon the duration of the liabilities supported by a particular portfolio, the Group's portfolio investment duration targets may range from three to five years. The duration of an investment is based on the maturity of the security and also reflects the payment of interest and the possibility of early principal payment of such security. The Group seeks to utilise investment benchmarks that reflect this duration target. The Investment Committee periodically revises the Group's investment benchmarks based on business and economic factors including the average duration of the Group's potential liabilities. At 31 December 2003, the Group's investment assets had an effective duration of approximately three and a quarter years, which approximates the duration of its liabilities.

The Group's investment assets are subject to interest rate risk. The Group's interest rate risk is concentrated in the United States and Europe and is highly sensitive to many factors, including governmental monetary polices and domestic and international economic and political conditions. The estimated potential exposure to one percentage point increase of the yield curve would be a reduction in the value of fixed income assets as at 31 December 2003 of $47.7 million.

The Group continued its conservative investment strategy following the sale of its equity portfolio in May 2000. This strategy reflected our perception of the increased risk in equity and bond markets over the period coupled with our desire to utilise our capital primarily to take underwriting risk. In 2003 we achieved a total return on the investment portfolio of 3.0% (2002: 7.4%). The investment return comprised 4.4% (2002: 4.4%) investment income, 0.9% (2002: 0.8%) realised gains and 2.3% unrealised losses (2002 gains: 2.2%) on average invested assets of $1,294 million (2002: $1,119 million). The total return for an investment portfolio is a combination of price and income return. Price return is affected by movements in interest rates whereas income return is affected by the level of interest rates. The lower total return year-on-year was a result of negative price return due to increases in United States interest rates since 31 December 2002 on a portfolio weighted basis and a lower income return due to lower levels of interest rates during 2003 for the portfolio.

In 2003 in conformity with other LSE listed insurance companies we have allocated an assumed longer-term investment return rate to the underwriting result in respect of both 2003 and 2002. The return rate we have chosen is 4.5% and reflects our heavy weighting in fixed income investments. The Group continues to explore investment strategies which have the potential to deliver incremental returns to fixed income investments, however our overall investment risk appetite will remain low.

There is a floating pledge over certain investments for the issuance, in the normal course of business, of letters of credit. As at 31 December 2003 the pledge covered total investment assets of $227.6 million compared to $175.7 million as at 31 December 2002. In addition $19.8 million (31 December 2002: $11.1 million) is held as statutory deposits for local regulators and a further $540.5 million (31 December 2002: $402.0 million) is held in trust for the benefit of holders of North American policy holders which includes $185.4 million (31 December 2002: $46.3 million) that Alea (Bermuda) Ltd has placed in trust on behalf of Alea North America Insurance Company under the quota share arrangements between these two companies.

Included within "Debt securities unit trusts listed" as at 31 December 2003 the Group held Société d'Investissement à Capital Variable ("SICAV") of $34.1 million (31 December 2002: $21.7 million) pledged for the benefit of French and Belgian cedants. These SICAVs are mutual funds invested in European fixed income securities which average credit quality of AA and duration of approximately five years.

Equity finance
The Group successfully listed on the LSE on 19 November 2003. The initial public offering raised total net proceeds of $263.7 million. None of the equity shareholders sold any stock in the offering.

As at 31 December 2003, 38.7% of the Group's stock was publicly held as set out in the table below:

	No of shares held	Ownership %	Fully diluted	Fully diluted ownership %
KKR (defined below) & related parties	**70,740,080**	**40.5%**	**70,740,080**	**38.0%**
Management	**4,199,835**	**2.4%**	**15,429,235**	**8.3%**
Other Investors	**32,193,500**	**18.4%**	**32,193,500**	**17.3%**
Publicly Held	**67,574,000**	**38.7%**	**67,574,000**	**36.4%**
Total	**174,707,415**	**100.0%**	**185,936,815**	**100.0%**

Other investors invested in Alea during the Capital Enhancement Program in 2001.

KKR 1996 Fund (Overseas), Limited Partnership ("KKR") and related parties and other investors entered into lock up agreements for a period of six months from 19 November 2003. Management have a 12 month lock up subject to pro rata sell-down rights in the event of an offering of KKR 1996 Fund (Overseas), Limited Partnership shares prior to 19 November 2004.

A portion of the net proceeds of $263.7 million were used to purchase $50 million subordinated preferred shares from a third party shareholder for $42.5 million. The majority of the remainder was used to inject capital to support business growth in the Group's insurance subsidiaries as set out in the following table below, the balance being retained for general corporate purposes.

Use of proceeds	$'million
Alea North America	**157.0**
Alea Europe	**30.0**
Alea London	**10.2**
Alea Bermuda	**12.4**
	209.6
Purchase of subordinated preferred shares	**42.5**
General corporate purposes	**11.6**
Total	**263.7**

Debt finance
Alea Group Holdings AG, a Swiss wholly-owned subsidiary of the Group has term loan facilities which comprise three elements: Term "A" facility of CHF100 million repayable in annual tranches in 2002 to 2004 with the balance due in 2005; Revolving credit facility of up to CHF100 million which it can draw down until the expiry of the Term "A" loan; and Term "B" facility providing incremental debt of $75 million on a non-amortising basis repayable in 2007.

The Group had total debt finance as at 31 December 2003 of $178.4 million (2002: $168.5 million). The increase year-on-year is solely due to the change in exchange rates between the Swiss Franc and the US Dollar. Funds under the Revolving credit facility have been utilised to repay the Term "A" amounts due in 2003. The total amount remaining available under the Revolving credit facility was $30.7 million at 31 December 2003.

The loan facilities include certain restrictive covenants which were comfortably met in 2003.

Total loan repayments under the above facilities fall due as follows:

	$'million
2004	**12.9**
2005	**92.9**
2006	**–**
2007	**75.0**
Total before capital raising expenses	**180.8**
Capitalised debt raising expenses	**(2.4)**
Total	**178.4**

Interest on bank borrowings under the Term "A" loan and the Revolving credit facility is charged at a rate per annum according to applicable currency LIBOR rates designated as the British Bankers Association interest settlement rate plus a margin of 0.625% (2002: 0.625%). The margin charged on the Term "B" loan is 3.25% (2002: 3.25%). The interest expense in 2003 amounted to $4.7 million (2002: $6.5 million). The estimated increase in interest expense in the event of a 100 basis point increase in applicable rates is $1.7 million.

At 31 December 2003 the Group also had collateralised bank letters of credit and loan facilities available from a variety of sources to support the need to collateralise commitments made in the normal course of business outlined above, including $100 million and $10 million uncommitted letter of credit facilities entered into by Alea (Bermuda) Ltd with the Royal Bank of Scotland and The Bank of N. Butterfield respectively, a $97 million uncommitted letter of credit facility entered into by Alea Europe Ltd with UBS and a CHF15 million working capital facility extended to Alea Europe Ltd by UBS. Additionally Alea London has access to letters of credit through collateral arrangements with Citibank.

Interest cover

Interest cover based on operating profit improved in 2003. This was a combination of the significant increase in profits coupled with the reduction in interest costs following reductions in applicable LIBOR rates compared to 2002.

	Year ended 31 Dec 2003	Year ended 31 Dec 2002
$'million		
Operating profit before interest and taxation	**85.5**	28.2
Interest	**4.7**	6.5
Interest cover based on operating profit	**18.2x**	4.3x

Capitalisation

The capital structure of the Group was simplified in 2003. The $50 million subordinated preferred shares were purchased from a third party shareholder from the proceeds of the offering for $42.5 million creating a $7.5 million profit in the second half of 2003 and removing a contingent liability in respect of the cumulative accretion of subordinated preferred return dividends of $13.6 million as at 30 June 2003.

The increase in debt shown on the balance sheet reflects the retranslation of the CHF facility into US Dollars as the Swiss Franc appreciated against the US Dollar to CHF1.24:1 from CHF1.40:1.

The debt to total capitalisation ratio reduced from 26.8% in 2002 to 19.7% in 2003 following the initial public offering. Alea intends to augment Group liquidity and operating subsidiary capital through the continued use of down-streamed holding company level debt – to the extent such debt does not detrimentally affect debt ratings and bank/capital market access. Towards this end, Alea will consider refinancing elements of the existing bank facilities during 2004.

	31 Dec 2003	31 Dec 2002
$'million		
Debt	**178.4**	168.5
Subordinated preferred shares	**–**	50.0
Equity	**725.4**	410.5
Total capitalisation	**903.8**	629.0
Debt	**19.7%**	26.8%
Subordinated preferred shares	**0.0%**	7.9%
Equity	**80.3%**	65.3%
Total capitalisation	**100.0%**	100.0%

Capital expenditure

The Group invested $10.3 million (2002: $9.3 million) in capital expenditure, principally computer equipment and software, including capitalised costs from the continued internal development of the software supporting the Group's operations and received $6.0 million from the proceeds of the disposal of fixed assets with a profit on disposal of $0.3 million.

Liquidity and cash flow

Total proceeds from the issue of common share capital during 2003 was $292.0 million including the proceeds of the Group's offering on the LSE which raised £168.9 million ($287.5 million). The balance being raised from the issues of shares to employees under the Group's share and options scheme.

The expenses of raising capital were $23.7 million. In addition the Group used $42.5 million of the proceeds to purchase subordinated preferred shares with a face value of $50 million creating a gain on redemption of $7.5 million. The remaining proceeds of the IPO were employed as capital to support profitable growth within the operating subsidiaries rather than to support specific cash flow needs. The Group met its liquidity requirements primarily from funds provided by operations.

Cash provided by operating activities primarily consists of premiums collected, investment income and collected reinsurance recoverable balances, less paid claims, retrocession payments, operating expenses and tax payments. Net cash flow from operating activities was $251.0 million (2002: $99.4 million).

The $251.0 million cash inflow in 2003 is after payment of $68.9 million (2002: $62.0 million) in respect of the Max Re aggregate excess contract. On a like-for-like basis after adjusting for the Max Re aggregate excess contract, cash flow was $319.9 million (2002: $161.4 million). Thus underlying cash flow has improved by $158.4 million year-on-year, reflecting the growth in the business coupled with the reduction in settlements related to reducing run-off portfolios in Alea Europe and the Imperial book of business that was acquired in 2000. The Max Re aggregate excess contract covered underwriting years 2001 – 2003 and has not been replaced in 2004, thus amounts paid to this contract will reduce further in 2004 compared to 2003.

Cash flows from operating activities were used to pay interest on bank loans of $4.7 million (2002: $6.5 million) and to pay taxes of $1.7 million (2002 tax refunds of $1.2 million) and capital expenditures described above.

Total net cash flows were $466.0 million (2002: $121.8 million) which was primarily used to invest in debt securities and other fixed income instruments. The total investments including cash balances increased 41% from $1,732.3 million (2002: $1,227.8 million).

Intra-group arrangements

Whilst recognising the separate legal status of each entity, business processes are standardised and managed consistently. The Group continues to view each of its insurance operating entities as core to the whole. Mindful of local market conditions, regulatory requirements and the capital adequacy requirements of the rating agencies, the Group ensures that each balance sheet retains risk commensurate with its capital base.

The primary means of achieving this is by arranging capacity through internal quota shares primarily with Alea (Bermuda) Ltd which now has the majority of the Group's operating capital of $453.8 million. For 2002 and 2003 underwriting years we have put into effect a 70% quota share to Alea (Bermuda) Ltd of Alea North America's insurance and reinsurance business. This will be particularly important for Alea North America during its growth phase.

In addition, the Group makes public its view of the interdependence of each subsidiary with the issue of intra-group cross guarantees that, whilst inevitably affected by local regulatory requirements, make clear that it is management's intention to view each subsidiary as part of the whole. Through consultation with A.M. Best and Standard & Poor's, a form of wording for the guarantees has been developed that is acceptable to both agencies. Group guarantors may only terminate these guarantees after giving one month's notice to these agencies. Any contract written whilst the guarantees are in force remains guaranteed should the guarantee be cancelled.

In the third quarter of 2002, in recognition of its new status as the ultimate holding company of the Group, Alea Group Holdings (Bermuda) Ltd entered into a top down guarantee with each of the seven rated insurance operating entities. These guarantees are in addition to the pre-existing cross company guarantees already in place between the various subsidiaries of the Group. Details of these guarantees have been made available to the rating agencies and broker security committees.

Alea (Bermuda) Ltd also entered into an aggregate stop loss arrangement designed to protect the balance sheet of Alea Europe Ltd in both 2003 and 2002.

Rating agencies

On a Group basis, Standard & Poor's and A.M. Best provided financial strength ratings for all of the Group's operating subsidiaries of "A–" (Strong) and "A–" (Excellent) respectively. These ratings were issued on 2 June 2002 and 2 July 2003 respectively. In each case, the ratings are expressed to have stable outlooks. Other agencies may rate the Group or one or more of the Group's subsidiaries on an unsolicited basis.

Standard & Poor's has assigned a "BBB–" counterparty credit rating to Alea Group Holdings AG, Switzerland and a "BBB–" senior debt rating to the $75 million term loan supplement to the Credit Agreement. In each case, the ratings are expressed to have stable outlooks. The "BBB–" rating is one full rating category below the Group's claims paying ability rating because the senior debt is subordinated to the obligations of the Group's operating subsidiaries.

Lumbermens ("LMC")

The Group has a significant reinsurance relationship with LMC which arose in connection with the Group's acquisition of the Equus Re reinsurance division of LMC on 3 December 1999. Alea (Bermuda) Ltd and LMC entered into a 100% quota share reinsurance of the LMC business written by Equus Re through 30 September 1999 (namely business written by Equus Re prior to the Group's acquisition of its operations). In turn, LMC provides stop-loss reinsurance to Alea (Bermuda) Ltd for losses in excess of a 75% paid loss ratio on the same business ("Protected Business"). In addition to the Protected Business, LMC also authorised the Group to write new and renewal business on behalf of LMC (as reinsurer) through 31 December 2001, which business is ceded by a 100% quota share reinsurance to Alea (Bermuda) Ltd ("Fronted Business"). As is required for credit for reinsurance purposes when cessions are made to non-US licensed reinsurers such as Alea (Bermuda) Ltd, the Group collateralises its obligations to LMC. Pursuant to contract, the required collateral is equal to 120% of the estimated loss reserves. Concurrent with these arrangements, LMC retained Alea North America Company ("ANAC") as its agent to adjust and pay claims and collect premiums for both the Protected Business and the Fronted Business. The respective obligations of Alea (Bermuda) Ltd and LMC noted above are subject to contractual mutual offset provisions under the reinsurance agreements and as permitted under Illinois law. Further, in respect of the Protected Business, LMC is contractually required to fund (and has been funding) losses on its own behalf now that the 75% paid loss ratio has been met.

LMC's financial strength ratings were downgraded and then withdrawn by A.M. Best and by Standard & Poor's, at LMC's request, following LMC's announcement in 2002 that it would cease writing new business. LMC announced that at 31 December 2003 it had remaining audited statutory surplus of $202.4 million. LMC risk-based capital level allows the Illinois Department of Insurance to assume control of LMC at its discretion. As noted above, in light of the mutual offset provisions under the reinsurance agreements and as permitted under applicable Illinois law, the Directors believe that the Group should not be exposed to material credit risk resulting from its arrangements with LMC.

Management of financial risks

The Group recognises the critical importance of efficient and effective risk management systems. Close attention is paid to asset and liability management.

Asset and liability management

The Group's general practice is to invest in assets that match the currency in which it expects related liabilities to be paid. Shareholders' equity held in local insurance units is primarily kept in local currencies to the extent that shareholders' equity is required to satisfy regulatory and self-imposed capital requirements. This facilitates the Group's efforts to ensure that capital held in local insurance units will be able to support the local insurance business irrespective of currency movements.

Derivatives
Derivative instruments are only used to a limited extent, within guidelines established by the Board. Derivatives may be used for efficient portfolio management, hedging debt and the outcome of corporate transactions. Speculative activity is prohibited and all derivative transactions should be covered fully, either by cash or by corresponding assets and liabilities. The only hedging transaction undertaken in 2003 was the sale of 20 million Canadian Dollars into US Dollars representing Canadian assets held in excess of the Group's requirements as a result of regulatory requirements in Canada.

Foreign exchange management
The Group publishes its financial statements in US Dollars. Therefore, fluctuations in exchange rates used to translate other currencies, particularly European currencies including the Euro, British Pound and Swiss Franc, into US Dollars will impact its reported financial condition, results of operations and cash flows from year-to-year.

As a result of the international diversity of its operations, approximately 18% (2002: 19%) of the Group's premium income arises in currencies other than US Dollars. Similarly, its net assets are denominated in a variety of currencies, with approximately 22% (2002: 21%) of invested assets and cash being non-US Dollar investments.

In managing the Group's foreign currency exposures we do not hedge revenues as these are substantially retained locally to support the growth of our business and to meet local regulatory and market requirements. The Group's net assets and, to a more limited extent its solvency, are exposed to movements in exchange rates.

Total Group exchange losses were $1.9 million based on total gross assets of $3,477 million compared to $0.4 million in 2002 based on total gross assets of $2,714 million in 2002 reflecting the essentially matched nature of the Group's assets and liabilities despite the significant exchange devaluation of the US Dollar, particularly compared to the Euro, British Pound and Swiss Franc, that occurred during the year.

Reinsurance security management
Reinsurance is a key tool in managing our catastrophe exposure. In designing our reinsurance programmes we take account of our risk assessment, the financial strength of reinsurance counterparties, the benefits to shareholders of capital efficiency and reduced volatility, and the cost of reinsurance protection.

The Group purchases retrocessional reinsurance to improve the extent to which it can manage risk exposures, protect against catastrophic losses, access additional underwriting capacity and stabilise financial ratios.

As a general rule, the Group's aggregate net line with respect to risks assumed under contracts written will not exceed $10 million or its equivalent in foreign currencies. In addition, where considered appropriate, the Group purchases reinsurance protections that provide coverage against accumulations of risk. The Group selects its reinsurers and retrocessionaires primarily based upon credit quality and monitors them closely over time. It also seeks to diversify its business among reinsurers and retrocessionaires and requires collateral where deemed prudent to do so.

Accounting policies
Prior year adjustments
In 2003, in accordance with the recommendations of the ABI SORP for companies listed on the LSE, the Group included allocated investment return using a longer-term rate of 4.5% selected by the Group in both 2002 and 2003 technical accounts. Use of this longer-term rate gave rise to operating profits in 2003 of $80.8 million compared to $21.6 million in 2002.

As part of the Listing process, the Group determined that it would be appropriate to record in the accounts of the Group the $1.7 million net of taxation in respect of the Claims Equalisation Provisions established by Alea London Limited. The Group also reviewed the application of the deficit payback and commutation provisions of each of the Inter-Ocean contract and the OPL contract and determined that the financial statements did not fully reflect the consequences of the deficit payback and commutation/termination provisions of the contracts. This had an adverse impact to the Group of $43.2 million for the Inter-Ocean contract and a positive impact of $13.2 million for the OPL contract. Accordingly reinsurance recoverables were reduced by $24 million in respect of the 2000 annual financial result and $6 million in respect of the 2001 annual financial result. These amounts have been accounted as a prior year adjustment in the financial statements.

International financial reporting standards
Alea Group Holdings (Bermuda) Ltd, as a publicly listed company, is required to prepare its accounts under International Financial Reporting Standards ("IFRS") from 1 January 2005.

An evaluation of the impact of IFRS on the Group has been completed which suggests that the current IFRS endorsed by the Accounting Regulatory Committee of the European Commission which excludes, in particular, the accounting for insurance contracts exposure draft, will have little impact on the net asset position of the Group compared to that produced under current United Kingdom accounting standards. However, there will be significant increases in disclosure particularly with regard to business risk and management.

The changes in accounting resulting from adoption of the insurance exposure draft may lead to significant changes in the future as it proposes a fundamentally different basis for recognition of profit on insurance contracts. However, it is not expected that these proposals will be formal requirements within the next three reporting periods and the proposals may change materially before they are finalised.

Amanda J Atkins
Group Chief Financial Officer
7 April 2004

The Directors present their annual report and the audited consolidated financial statements for the year ended 31 December 2003.

Activities
The principal activities of the Alea Group comprise underwriting insurance and reinsurance business and the provision of finite and alternative solutions to insurance and reinsurance customers. The Group operates through four principal operating segments – Alea London, Alea Europe, Alea Alternative Risk and Alea North America – and has a presence in Bermuda which provides primarily reinsurance capacity to the other Group companies.

Review of the business and future developments
A review of developments affecting the Alea Group and its prospects for the future appear in the Operating review on pages 14 to 28.

Results for the year
The results for the year are set out on pages 52 and 53.

Dividends
The Directors do not recommend the payment of a dividend.

Directors
The Directors that served during the year are as follows:

John Reeve (Chairman)[1]
Dennis W Purkiss (Group Chief Executive Officer)[2]
Amanda J Atkins (Group Chief Financial Officer)[3]
Richard T Delaney[4]
Timothy C Faries[5]
James R Fisher[6]
Todd A Fisher[7]
R Glenn Hilliard[8]
Perry Golkin[9]
Scott C Nuttall[10]

1 Effective 19 November 2003 appointed as the independent Non-Executive Chairman of the Board and as Chairman of the Nomination Committee and a member of the Audit Committee and the Remuneration Committee.

2 Re-elected as an Executive Director on 2 April 2003. Effective 19 November 2003 reappointed as an Executive Director. Member of the Remuneration Committee until 19 November 2003.

3 Effective 19 November 2003 appointed as an Executive Director.

4 Re-elected as a Non-Executive Director on 2 April 2003. Member of the Audit Committee. Resigned from all positions on 16 October 2003.

5 Re-elected as an independent Non-Executive Director on 2 April 2003. Effective 19 November 2003 reappointed as an independent Non-Executive Director and appointed as a member of the Nomination Committee.

6 Re-elected as a Non-Executive Director on 2 April 2003. Effective 19 November 2003 reappointed as a Non-Executive Director and reappointed as Chairman of the Audit Committee.

7 Re-elected as a Non-Executive Director on 2 April 2003. Effective 19 November 2003 reappointed as a Non-Executive Director and appointed as a member of the Nomination Committee and reappointed as a member of the Remuneration Committee. Chairman of the Remuneration Committee until 19 November 2003. Member of the Audit Committee until 19 November 2003.

8 Effective 19 November 2003 appointed as senior independent non-executive Director and Chairman of the Remuneration Committee and member of the Audit Committee.

9 Re-elected as a Non-Executive Director on 2 April 2003. Effective 19 November 2003 reappointed as a Non-Executive Director and appointed member of the Nomination Committee and reappointed as a member of the Remuneration Committee. Member of the Audit Committee until 19 November 2003.

10 Re-elected as a Non-Executive Director on 2 April 2003. Effective 19 November reappointed as a Non-Executive Director and member of the Audit Committee.

Directors' interests
The Directors' beneficial interests in common shares of the Company as at 31 December 2003 were as follows:

Name of Director	No of common shares
Dennis W Purkiss	267,580
Amanda J Atkins	237,660
Timothy C Faries	–
James R Fisher[2]	2,718,120
Todd A Fisher[1]	70,740,080
Perry Golkin[1]	70,740,080
Scott C Nuttall[1]	70,740,080
John Reeve[3]	2,668,520
R Glenn Hilliard	100,000

There have been no changes in these interests since 31 December 2003.

1 Perry Golkin and Todd Fisher are directors and shareholders of KKR 1996 Overseas, Limited. Perry Golkin, Todd Fisher and Scott Nuttall are limited partners of KKR Associates II (1996), Limited Partnership and limited partners in KKR Partners (International), Limited Partnership. KKR 1996 Overseas, Limited is the general partner of KKR Associates II (1996), Limited Partnership and of KKR Partners (International), Limited Partnership. KKR Associates II (1996), Limited Partnership is the general partner of KKR. KKR and KKR Partners (International), Limited Partnership are registered holders of 68,171,560 and 2,568,520 common shares, respectively, and as a result of the relationships set out above these Directors are interested in the common shares owned by these entities or in some of such common shares.

2 James R Fisher and Fisher Capital Corp., LLC are both limited partners of KKR Partners (International), Limited Partnership. James R Fisher is the majority shareholder and managing member of Fisher Capital Corp., LLC. KKR Partners (International), Limited Partnership is a registered shareholder in the Company and as a result of the relationships set out above, James R Fisher is interested in the 2,568,520 common shares owned by KKR Partners (International), Limited Partnership or in some of such common shares. Additionally, Fisher Capital Corporation is the registered holder of 149,600 common shares and James R Fisher's interest set out above includes his interest in these common shares.

3 John Reeve is a limited partner in KKR Partners (International), Limited Partnership and is as a result interested in 2,568,520 common shares owned by KKR Partners (International), Limited Partnership or in some of such common shares. Additionally John Reeve is the registered holder of 100,000 common shares and the interest set out above includes his interest in these common shares.

This table does not include share options held by Directors, details of which are set out in the Directors' Remuneration Report.

Payment to creditors

The Group's current policy concerning the payment of suppliers, excluding amounts due in respect of the transaction of insurance and reinsurance business is:

a) settle the terms of payment with suppliers when agreeing the terms of each transaction;
b) ensure that suppliers are made aware of the terms of payment by inclusion of the relevant terms in contracts; and
c) pay in accordance with its contractual and other legal liabilities. The payment policy applies to all creditors for revenue and capital supplies of goods and services without exception.

Charitable donations

During the year, charitable donations amounted to $43,357 (2002: $51,304).

Purchase of own shares

Under contractual arrangements between the Company and certain Group employees, the Company has the right to repurchase shares in the Company held by such an employee at the end of their employment. During 2003 purchases were made by the Company pursuant to these arrangements from each of Loay Al Naqib, Jean-Marie Douchin, Max Furrer, Patrick King, Alastair Scott and Neil Walker. Since the beginning of 2004 the Company has made the following own share purchases pursuant to these arrangements with certain Group employees.

No of common shares	Aggregate purchase price	% of issued share capital
28,320	$129,758	0.02

The Company is not required to obtain shareholder approval to authorise purchases of its own shares under Bermudan law.

Substantial shareholdings

So far as the Company is aware, other than the Directors, the following persons were interested in 3% or more of the Company's issued share capital at the date of this report.

Name	No of common shares	% of issued share capital
KKR 1996 Fund (Overseas), Limited Partnership[1]	68,171,560	39.0
The State of Wisconsin Investment Board	13,956,720	8.0
CalPERS/PCG Corporate Partners, LLC	6,978,360	4.0
BACP Europe Fund II L.P.	6,978,360	4.0

[1] KKR Partners (International), Limited Partnership is the registered holder of a further 2,568,520 common shares. Taken together KKR and KKR Partners (International), Limited Partnership have an aggregate interest in 40.5% of the Company's issued share capital.

Auditors

Deloitte & Touche LLP have expressed their willingness to continue in office as auditors and a resolution to reappoint them will be proposed at the forthcoming Annual General Meeting.

Approved by the Board of Directors and signed on behalf of the Board.

George P Judd
Secretary
7 April 2004

Corporate governance

Combined Code
As a Bermuda limited liability company, Alea Group Holdings (Bermuda) Ltd (the "Company" or "Group") is eligible for exemption from the Financial Services Authority's requirements relating to corporate governance disclosures. Nevertheless, the Directors place a degree of importance on the Combined Code on Corporate Governance 1998 (Combined Code), and have decided to provide the following comments on corporate governance matters.

During 2004 the Group will be reviewing its corporate governance arrangements in light of proposed changes to the Combined Code and the applicability to non-United Kingdom Groups.

Board operation
The authorities of the Board are set out clearly in formal by-laws and are further supplemented by a formal prior review letter stating the items specifically reserved for decision by the Board or the Group Chief Executive Officer. The duties of the Board include approval of the Company's strategy and business plans, acquisitions and disposals, key appointments and other key business decisions.

Subject to the Bermuda Companies Act, the by-laws and to directions given by the shareholders in general meeting, the business and affairs of the Company are managed by the Board, which may exercise all of the powers of the Company, whether relating to the management of the business or not.

The Board held six meetings in 2003. In their capacity as Directors, Dennis W Purkiss and Todd A Fisher were each excused from three meetings, Perry Golkin was excused from two meetings and Amanda J Atkins, Richard T Delaney, Timothy C Faries, James R Fisher, R Glenn Hilliard, and John Reeve were each excused from one meeting.

Separate Chairman and Group Chief Executive Officer
In accordance with an agreement with the Financial Services Authority, the posts of Chairman of the Board and Group Chief Executive Officer are held by different Directors, namely, John Reeve and Dennis W Purkiss, respectively. Mr Reeve is currently a Director of Temple Bar Investment Trust PLC, P.E.C. Concerts Ltd., Invest in Thames Gateway London Ltd., Lamarsh Services Ltd. and Autologous Transfusion Ltd. The Board has determined that Mr Reeve's responsibilities do not detract from his commitment to the Group.

Board Committees
The Board has established Audit, Nomination and Remuneration Committees with formally delegated duties and responsibilities with written terms of reference which are available on the Group's website www.aleagroup.com. Minutes of all committee meetings are formally recorded. The membership and authority of the Audit and Remuneration Committees were restructured on 19 November 2003.

Each of the Audit and Remuneration Committees held two meetings in 2003. In their capacity as committee members all committee members attended other than Dennis W Purkiss who was excused from one Remuneration Committee meeting. The Nomination Committee did not meet in 2003.

Audit Committee – this committee is comprised of four Non-Executive Directors, namely, James R Fisher, Scott C Nuttall, John Reeve and R Glenn Hilliard. James R Fisher is Chairman of the Audit Committee. The membership will increase to five on the appointment to the Board of a new Director. Until that appointment, whilst the Audit Committee will make recommendations to the Board, decisions on matters otherwise considered by the Audit Committee will be made by the Board. The Audit Committee will normally meet at least four times and senior management (including the Group Chief Financial Officer) and internal and external auditors attend for part or all of each meeting. The internal and external auditors have unrestricted access to the Audit Committee and its Chairman. The Audit Committee considers all matters relating to financial controls and reporting, internal and external audits, the scope and results of the audits, the independence and objectivity of the auditors and monitors and reviews the Group's internal audit function.

Nomination Committee – this committee was established on 19 November 2003 and is comprised of four Non-Executive Directors, namely, John Reeve, Timothy C Faries, Perry Golkin and Todd A Fisher. John Reeve is Chairman of the Nomination Committee. Where votes of members of the Nomination Committee are evenly cast for and against, the relevant matter will be referred to, and decided by, the Board. The Nomination Committee was formally organised in 2003 and plans to meet as frequently as required and is responsible, among other things, for regularly reviewing the size, structure and composition of the Board and identifying and nominating new appointments to the Board.

Remuneration Committee – this committee is comprised of four Non-Executive Directors, namely, R Glenn Hilliard, John Reeve, Perry Golkin and Todd A Fisher. During 2003 Todd A Fisher was Chairman of the Remuneration Committee until 19 November 2003. Thereafter R Glenn Hilliard became Chairman. The Chairman has a casting vote where votes of members of that committee are evenly cast for and against. The Remuneration Committee will normally meet as frequently as required, and is responsible for considering all material elements of the remuneration policy, the remuneration and incentivisation of Executive Directors and senior management and will determine and agree with the Board the framework for Executive remuneration and its cost. Details of Directors' remuneration are provided in the Directors' remuneration report.

Independence of Directors
Two independent Non-Executive Directors have been appointed to the Board, one of whom, John Reeve, is the independent Non-Executive Chairman of the Board and the other, R Glenn Hilliard is the senior independent Non-Executive Director. The Company has a total of nine Directors, consisting of two Executive Directors and seven Non-Executive Directors. Of the seven Non-Executive Directors, James R Fisher, Todd A Fisher, Perry Golkin and Scott C Nuttall are deemed by the Board not to be independent of KKR due to their connections with, and interests in, Kohlberg Kravis Roberts & Co., LP, KKR and KKR Partners (International) Limited Partnership. Timothy C Faries, John Reeve and R Glenn Hilliard are deemed by the Board to be independent. The Nomination Committee of the Company intends to recommend appointment of another Director to the Board who is also an independent Non-Executive Director at an appropriate time in the future.

Director appointments
On appointment, new Directors receive appropriate guidance on their duties and responsibilities.

The Board shall not number more than 11 Directors without the prior written approval of KKR. This consent will terminate on Kohlberg Kravis Roberts & Co., LP and KKR Partners (International) Limited Partnership (the "KKR Affiliates") or KKR, when taken together, ceasing to hold common shares representing at least 10% of the common shares from time to time issued. At each Annual General Meeting, one third of the Directors who are subject to retirement by rotation, or, if their number is not three or a multiple of three, the number nearest to, but not less than, one third, shall retire from office provided that if there are fewer than three Directors who are subject to retirement by rotation, one shall retire from office. A retiring Director shall be eligible for re-election or reappointment. The provisions in the by-laws relating to the retirement of Directors by rotation do not apply to a KKR Director (defined below). The quorum necessary for Board meetings is any two Directors of which at least one Director must be a KKR Director.

Whilst the KKR Affiliates or KKR, when taken together, hold common shares representing: (a) at least 20% of the common shares from time to time issued, KKR shall be entitled to appoint (and remove and reappoint) four Non-Executive Directors, or (b) 15% or more but less than 20% of the common shares from time to time issued, KKR shall be entitled to appoint (and remove and reappoint) three Non-Executive Directors, or (c) 10% or more but less than 15% of the common shares from time-to-time issued, KKR shall be entitled to appoint (and remove and reappoint) two Non-Executive Directors. Any Non-Executive Director appointed pursuant to these rights is referred to as a "KKR Director". Each of the Board and the Company by a resolution of the shareholders in general meeting may appoint a person who is willing to act to be a Director (other than a KKR Director), either to fill a vacancy or as an addition to the Board, but the total number of Directors may not exceed any maximum number fixed in accordance with the by-laws.

A Director (other than a KKR Director) may be removed by a resolution of the shareholders at any general meeting convened in accordance with the by-laws and where the relevant Director has been served with not less than 28 days' notice and has the right to be heard on the motion for this removal.

The Board has a procedure through which the Directors are able to take independent legal and financial advice in furtherance of their responsibilities. The Directors have access to the advice and services of the Group Secretary. The Group Secretary is responsible for ensuring that Board procedures are followed and that applicable rules and regulations are complied with.

For purposes of the next Annual General Meeting, Dennis W Purkiss and Timothy C Faries shall retire by rotation and are eligible for re-election.

Relations with shareholders
The Group is ready, where practicable, to enter into dialogue with institutional shareholders based on the mutual understanding of objectives. The Group is also committed to the principle of effective communication with investors, for example, by the constructive use of Annual General Meetings of shareholders. Results are published half-yearly. All shareholders are invited to the Annual General Meeting where there is an opportunity to ask questions of the Directors. The Chairmen of each of the Board Committees are expected to be present at the Annual General Meeting. Shareholders who are unable to attend or to ask a question in person, are invited to contact the Group in writing, or via its website. The website is regularly updated and used to communicate a wide range of information about the Group that is of interest to shareholders, customers and the public at large. A specific section is devoted to Investor/Shareholder Relations.

Risk management and internal control
The Board has overall responsibility for the Group's systems of risk management and internal control and for reviewing their effectiveness as set out in the Statement of Directors' Responsibilities. During the year the Company's Audit Committee, on behalf of the Board, has reviewed the effectiveness of the framework of the Group's systems of internal control and such review process is ongoing up to the date of this report.

The Group's risk management and control framework is designed to support the identification, assessment, monitoring and control of risks in order to safeguard the shareholders' investments and Group's assets as well as those risks significant to the achievement of its business objectives. The main areas of this framework are set out as follows:

Underwriting control process – the Group's underwriting process is built around a team approach. Its underwriting guidelines dictate that no risk (other than certain facultative business) is written unless it has been approved by at least two different underwriters or actuaries.

Risk profile – the Group is committed to protecting its capital base, and the Group's risk profile is constructed to insulate its capital from a single event shock loss. This approach is designed to produce stable results over time. The Group's objective is to write a portfolio that optimises its return on shareholders' capital within an acceptable range of risk and volatility. The Group uses reinsurance to limit the capital required.

Underwriting guidelines – the Group's underwriting guidelines outline the products that it is willing to sell in the ordinary course of business. It has guidelines for every major line of business that it underwrites. These are subject to the approval of the Underwriting Committee, which is composed of the Group Chief Underwriting Officer and the heads of each business segment.

Best practice groups – the Group has formed a number of "best practice groups". These groups comprise senior underwriting and actuarial personnel from various offices with particular expertise in any one class of business. The aim of these practice groups is to ensure that the Group can quickly disseminate new or improved processes and form a consensus as to how it should deal with emerging issues and thus achieve consistency.

Health checks – the Group also conducts underwriting peer reviews or "health checks" in each of its significant operations. The intent of a health check is to evaluate underwriting decisions made and their consistency with the Group's global underwriting approaches, pricing models and guidelines, as well as to share best practices in all locations. These reviews are designed to identify potential problems before they arise rather than rely on the normal course of audits after they have occurred.

Claims management – the Group regards claims management as an integral part of the underwriting process. However, claims reporting is an independent financial process. Where the Group uses managing general agents or other third party administrators they are selected based upon their experience and reputation and the Group regularly audits these service providers to establish competency and compliance with guidelines.

Financial management – the Group holds regular meetings of its senior financial personnel worldwide to ensure that each Group operation is fully aware of the Group's financial reporting regime and financial control framework.

Risk management programme

The Group's risk management programme encompasses three interrelated aspects: an enterprise risk management function, an internal audit function and a project management framework. This three-pronged approach provides an ongoing process for identifying, evaluating and managing the significant risks faced by the Group. This programme and internal audit function have been designed and implemented with regard to both United Kingdom Turnbull and United States Committee of Sponsoring Organisations ("COSO") guidance.

The Group's risk management programme and internal audit function have been designed to manage rather than eliminate the risk of failure to achieve business objectives and can only provide reasonable not absolute assurance against material misstatements arising.

Enterprise risk management function – the enterprise risk management process is integral to the strategic planning process. All risks and associated mitigation activities are directly linked to strategic objectives articulated in the business plans to ensure plan cohesiveness.

Reports are provided periodically to the Board, its Audit Committee and senior management.

Internal audit function – the internal audit function reports directly to and operates with formal written terms of reference approved by the Audit Committee. The Audit Committee approves the annual internal audit plans and ensures the rigorous application of audit principles in accordance with the aforementioned terms of reference.

All audit work (including health checks) is presented periodically to the Audit Committee and all reports are provided to its external auditors. In addition, the audit function tracks and reports quarterly on the resolution of outstanding issues to the Audit Committee. Issues that arise out of health check tracking are also reported on a monthly basis to the Underwriting Committee.

This process has been in place throughout the year in review and up to the date of approval of this report.

Project management framework – the Group's project management framework establishes a global project working group reporting directly to the Group's Executive Committee. The working group ensures that the worldwide project portfolio aligns with strategic plans such that as the risk environment evolves, projects are appropriately adjusted.

Management of financial risks
The Group's approach to the management of certain other financial risks is detailed in the Finance Director's report.

Directors' responsibility for the financial statements
The details of the Directors' responsibility for the preparation of the Financial Statements are set out in the Statement of Directors' responsibilities.

Auditor independence
The Group each year formally considers the performance of the external auditors prior to proposing a resolution to shareholders at the Annual General Meeting concerning the appointment and remuneration of auditors. One of the key items in this review is to ensure that there are no matters that would compromise the independence of the auditors or affect the performance of their statutory duties. Deloitte & Touche LLP similarly consider whether there are any relationships, between themselves and the Group, that could have a bearing upon their independence and confirm, in writing, to the Group their independence.

In a number of areas Deloitte & Touche LLP were engaged as advisors by management during the year. The Board is satisfied that none of these engagements gave rise to problems with auditor independence or other potential conflicts of interest. To reinforce the need to ensure independence, all requests at any level of the organisation to engage outside advisors and/or auditors must be pre-approved by the Group Chief Financial Officer. A full statement of the fees paid for audit and non-audit services is provided in Note 6 to the financial statements.

Social, environmental and ethical matters
The Board values its dialogue with institutional shareholders and their representative bodies which, taken together with the breadth of experience that the Board collectively holds, ensures that it is aware of significant social, environmental and ethical concerns that stakeholders may have about the Group. In addition, the risk management process, which is described in more detail above, should bring the Board's attention to any significant social, environmental and ethical risks or opportunities faced by the Group that have a high likelihood of occurring.

The Group has adopted a Code of Conduct that is communicated to all staff throughout the Group. This sets out values and standards of conduct staff are expected to follow to protect the Group's reputation and achieve its objectives. The Code is supported by a range of policies, which implement its requirements.

In 2003 the Group implemented a worldwide Employee Financial Complaint Reporting programme whereby staff may, in confidence, raise concerns about possible improprieties in matters of financial reporting or other matters. The programme is administered by an independent third party and coordinated internally by the Risk Management function. Procedures have been implemented such that all reports of improprieties are appropriately reported to the Board through the Audit Committee and that sufficient investigation of any allegation is conducted. To date there have been no reports under the programme.

Directors' remuneration report

This report sets out the remuneration policies for the Group's Directors and contains information relating to the composition of the Remuneration Committee, its advisers, terms of reference; the Group's Remuneration Policies; the structure of Directors' remuneration packages: (base salary, bonuses, benefits, share option schemes, pension and long-term awards); service agreements and their termination.

Details given of the received remuneration during the reporting period for each of the Executive and Non-Executive Directors include Directors' share interests and Share Option schemes, and Performance share plans (Total No. of shares granted, Exercise Price, Exercise Period, Expiry Date).

Directors' remuneration report

This report sets out the remuneration policy for the Group's senior Executives and Directors and details the amount of remuneration earned by the Directors during the years ended 31 December 2002 and 31 December 2003.

The Remuneration Committee

The membership of the Remuneration Committee is comprised of four Non-Executive Directors, namely, R Glenn Hilliard, John Reeve, Perry Golkin and Todd A Fisher. R Glenn Hilliard is Chairman of the Remuneration Committee and will have a casting vote where votes of members of that committee are evenly cast for and against. The Remuneration Committee will normally meet as frequently as required, and is responsible for considering all material elements of the remuneration policy, the remuneration and incentivisation of Executive Directors and senior management and will determine and agree with the Board the framework for Executive remuneration and its cost.

On a regular basis the Remuneration Committee commissions its own independent reviews of remuneration policy and the packages paid to ensure that the policy reflects good practice and that the packages remain in line with market rates.

The Committee also exercises discretion on behalf of the Board in relation to the operation of Group share, options and bonus schemes.

Remuneration policy

The Group's remuneration policy seeks to provide remuneration packages appropriate for each particular market in which the Group operates, to attract and retain high calibre employees and encourage and reward superior performance in a manner which is consistent with the interests of shareholders. The policy is aimed at ensuring senior Executives are rewarded fairly for their individual and collective contributions to the Group's performance.

The Remuneration Committee has set the content of the senior Executives' total remuneration package by reference to a variety of factors, including market practices for companies of similar size, type and standing, current economic conditions, prevailing operating conditions within both the Group and the insurance industry generally and the skills and management capabilities which the Group must secure in order to attain its strategic objectives.

The Committee's philosophy is that senior Executives' own interests should be closely aligned with those of the Group's shareholders. It therefore believes that, whilst paying a competitive basic salary, a significant proportion of the total remuneration package should be closely linked to the financial performance of the business in the context of the market and delivered in the form of bonuses, shares and options.

In order to align senior Executives' longer-term interest with those of shareholders, shares and options earned each year have benefits that accrue in a number of future years on the fulfilment of certain conditions.

Salary and bonuses

The information below details the Directors' fees earned, basic salary paid, the bonus paid and the monetary value of all other benefits.

	Fees/	Year ended 31 December 2003		
	Basic salary	Bonus	Benefits	Total
Director's name	**$'000s**	**$'000s**	**$'000s**	**$'000s**
John Reeve [1]	**16**	**Nil**	**Nil**	**16**
Dennis W Purkiss	**546**	**346**	**144**	**1,036**
Amanda J Atkins [2]	**57**	**Nil**	**8**	**65**
Richard T Delaney [3]	**139**	**Nil**	**Nil**	**139**
Timothy C Faries [4]	**6**	**Nil**	**Nil**	**6**
James R Fisher [5]	**380**	**Nil**	**Nil**	**380**
Todd A Fisher	**29**	**Nil**	**Nil**	**29**
Perry Golkin	**29**	**Nil**	**Nil**	**29**
R Glenn Hilliard [6]	**9**	**Nil**	**Nil**	**9**
Scott Nuttall	**29**	**Nil**	**Nil**	**29**

	Fees/	Year ended 31 December 2002		
	Basic salary	Bonus	Benefits	Total
Director's name	$'000s	$'000s	$'000s	$'000s
Dennis W Purkiss	477	67	73	617
Amanda J Atkins [2]	Nil	Nil	Nil	Nil
Richard Delaney	175	Nil	Nil	175
Timothy C Faries [4]	25	Nil	Nil	25
James R Fisher [5]	375	Nil	Nil	375
Todd A Fisher	25	Nil	Nil	25
Max Furrer	25	Nil	Nil	25
Perry Golkin	25	Nil	Nil	25
Scott Nuttall	25	Nil	Nil	25

Base salary

Base salaries for Executive Directors have historically been set at market median rates and are reviewed periodically in line with comparators within peer organisations. Base salaries increased by 3% in 2003, and a full market review is due in April 2004.

Bonus

Executives are eligible for a bonus payment based on profit before tax. Expressed as a proportion of base salary the target bonus is 100% of base salary. The actual bonus awarded will depend on a combination of corporate and personal performance as defined by the remuneration committee. Such bonuses awarded are paid in the year following the announcement of the result for the prior year end.

Pension benefits

Following a decision on 26 June 2000 the Group only operates defined contribution schemes whereby the cost to the Group is restricted to the proportion of eligible remuneration it pays in to independently third-party managed schemes for the benefit of the Directors and employees.

The Executive Directors have a contractual pension contribution promise which amounts to up to 20% of basic salary per annum, subject to contribution limits applied in relevant tax jurisdictions.

The pension contributions made for the benefit of Directors were as follows:

	Pension contributions	
	2003	2002
Director's name	**$'000s**	$'000s
Dennis W Purkiss	**115**	147
Amanda J Atkins [2]	**11**	Nil

Share options

Details of all share option movements for any Director having share options are as follows:

Year ended 31 December 2003

Director's name	**Plan name**	**As at 1 January**	**Options granted**	**Options lapsing**	**As at 31 December**	**Exercise price**	**Vesting**
Dennis W Purkiss	2002 Stock and Option Plan	**935,040**	**Nil**	**Nil**	**935,040**	**$3.22**	**Time**
Dennis W Purkiss	2002 Stock and Option Plan	**Nil**	**33,820**	**Nil**	**33,820**	**$4.30**	**Time**
Dennis W Purkiss [8]	2002 Stock and Option Plan	**Nil**	**33,820**	**Nil**	**33,820**	**$4.30**	**Performance**
Amanda J Atkins [2]	2002 Stock and Option Plan	**810,400**	**Nil**	**Nil**	**810,400**	**$3.22**	**Time**
Amanda J Atkins [2]	2002 Stock and Option Plan	**Nil**	**35,060**	**Nil**	**35,060**	**$4.30**	**Time**
Amanda J Atkins [2,8]	2002 Stock and Option Plan	**Nil**	**35,060**	**Nil**	**35,060**	**$4.30**	**Performance**
James R Fisher [7]	Separate Award	**232,620**	**Nil**	**Nil**	**232,620**	**$4.30**	**On grant**
James R Fisher [7]	Separate Award	**231,720**	**Nil**	**Nil**	**231,720**	**$3.22**	**On grant**

Year ended 31 December 2002

Director's name	Plan name	As at 1 January	Options granted	Options lapsing	As at 31 December	Exercise price	Vesting
Dennis W Purkiss	2002 Stock and Option Plan	935,040	Nil	Nil	935,040	$3.22	Time
Amanda J Atkins [2]	2002 Stock and Option Plan	810,400	Nil	Nil	810,400	$3.22	Time
James R Fisher [7]	Separate Award	232,620	Nil	Nil	232,620	$4.30	On grant
James R Fisher [7]	Separate Award	231,720	Nil	Nil	231,720	$3.22	On grant

Terms of options

All options that are currently outstanding are either time-vesting or performance-vesting. Time-vesting options typically vest 20% annually over a five-year period, and performance-vesting options vest at the end of the eighth year following the date the options were granted, unless their vesting is accelerated if the Group achieves certain annual and/or cumulative performance targets previously established by the Board. If there is a change of control, all time and performance options will become immediately exercisable in full. A "Change of Control" means, and shall be deemed to have occurred if (i) KKR, its affiliates and the management group shall at any time not own, in the aggregate, directly or indirectly, beneficially or of record, at least 35% of the outstanding voting equity of the Company (other than as a result of one or more widely distributed offerings of common stock of the Company, in each case whether by the Company or by KKR, its affiliates or the Management Group) and/or (ii) any Person or Group (as such terms are defined below) shall at any time have acquired direct or indirect beneficial ownership of a percentage of the outstanding voting equity of the Company that exceeds the percentage of such voting equity then beneficially owned, in the aggregate, by KKR, its affiliates or the Management Group, unless, in the case of either clause (i) or (ii) above, KKR, its affiliates and the Management Group have, at such time, by contract, written proxy or other written evidence of voting power, the collective right or the ability to elect or designate for election a majority of the Board of Directors of the Company. "Person" means an individual, partnership, corporation, business trust, joint stock company, trust, unincorporated association, joint venture, governmental authority or other entity of whatever nature. "Group" means two or more persons acting together as a partnership, limited partnership, syndicate or other group for the purpose of acquiring, holding or disposing of securities of the Company.

Plan name	Grant date	Exercise period ends on
2002 Stock and Option Plan [8]	4 April 2003	4 April 2013
Separate Award	19 December 2001	19 December 2016
2002 Stock and Option Plan	27 July 2001	27 July 2011
Separate Award	19 May 2000	19 May 2015

Lapse of awards

Options awarded typically expire and cease to be exercisable 10 years after the date such option is granted (although the Board has agreed to extend such term by an additional five years for James R Fisher and an additional three months in other circumstances), and terminate earlier if the participant's employment or service terminates prior to the end of such option term.

Share awards

Details of all share awards for any Director having been awarded shares are as follows:

Year ended 31 December 2003

Director's name	Plan name	As at 1 January	Shares awarded	As at 31 December	Price at award
Dennis W Purkiss	2002 Stock and Option Plan	**Nil**	**33,820**	**33,820**	**$4.30**
Amanda J Atkins [2]	2002 Stock and Option Plan	**Nil**	**35,060**	**35,060**	**$4.30**
Richard T Delaney [3,7]	Separate Award	**26,960**	**21,350**	**48,310**	**$4.30**

Year ended 31 December 2002

Director's name	Plan name	As at 1 January	Shares awarded	As at 31 December	Price at award
Richard T Delaney [3,7]	Separate Award	Nil	26,960	26,960	$4.30

Directors' service contracts
The Executive Directors are employed under contracts of employment governed by United Kingdom employment law and are terminable upon a maximum 12 month notice provisions. No other Executive officer of the Company has a contract with notice provisions of greater than 12 months.

In the case of Executive Directors and senior officers, dismissal by the employer without notice and in the absence of specific grounds, may require compensation payments equivalent to payments and benefits due during the corresponding notice periods.

For purposes of the next annual general meeting, Dennis W Purkiss and Timothy C Faries shall retire by rotation, and Amanda J Atkins, R Glenn Hilliard and John Reeve shall retire in accordance with Section 12.11 of the Company's by-laws. All are eligible for re-election. Mr Purkiss and Ms Atkins, as Executive Directors, have contracts with the Company that are terminable upon 12 months' notice by either party. Messrs Faries, Hilliard and Reeve, as Non-Executive Directors, each entered into appointment letters dated 13 November 2003, pursuant to which they were appointed for a fixed unexpired term of three years commencing on the date of the Company's next annual general meeting of shareholders. Each of Messrs Faries', Hilliard's and Reeve's appointment is terminable upon one month's notice by either party, without entitlement for compensation for loss of office.

Directors' remuneration
Dennis W Purkiss and Amanda J Atkins are not separately compensated for their services as Executive Directors of the Company. The following remuneration has been approved for the Non-Executive Directors pursuant to their letters of appointment. Directors' remuneration is designed to attract, retain and motivate Directors of the quality to run the Company successfully.

Timothy C Faries
Commencing 13 November 2003 Timothy C Faries is entitled to an annual fee of $40,000 payable together with an additional annual fee of $7,500 in respect of the Director's membership of the Nomination Committee. The Company has agreed to reimburse the Director his reasonable expenses in the performance of his duties.

James R Fisher
Commencing 13 November 2003, James R Fisher is entitled to an annual fee of $40,000 payable together with an additional annual fee of $30,000 in respect of the Director's office of Chairman of the Audit Committee. The Company has agreed to reimburse the Director his reasonable expenses in the performance of his duties. In addition the Company pays annual management fees to Fisher Capital Corp LLC as detailed in note five to the Directors' remuneration report.

Todd A Fisher
Commencing 13 November 2003, Todd A Fisher is entitled to an annual fee of $40,000 payable together with an additional annual fee of $7,500 in respect of the Director's membership of the Nomination Committee and an additional annual fee of $7,500 in respect of the Director's membership of the Remuneration Committee. The Company has agreed to reimburse the Director his reasonable expenses in the performance of his duties.

Perry Golkin
Commencing 13 November 2003, Perry Golkin is entitled to an annual fee of $40,000 payable together with an additional annual fee of $7,500 in respect of the Director's membership of the Nomination Committee and an additional annual fee of $7,500 in respect of the Director's membership of the Remuneration Committee. The Company has agreed to reimburse the Director his reasonable expenses in the performance of his duties.

Scott C Nuttall
Commencing 13 November 2003, Scott Nuttall is entitled to an annual fee of $40,000 payable together with an additional annual fee of $15,000 in respect of the Director's membership of the Audit Committee. The Company has agreed to reimburse the Director his reasonable expenses in the performance of his duties.

John Reeve
Commencing 13 November 2003, John Reeve is entitled to an annual fee of $100,000 payable together with an additional annual fee of $15,000 in respect of the Director's membership of the Audit Committee and an additional annual fee of $15,000 in respect of the Director's office as Chairman of the Nomination Committee and an additional annual fee of $7,500 in respect of the Director's membership of the Remuneration Committee. The Company has agreed to reimburse the Director his reasonable expenses in the performance of his duties.

R Glenn Hilliard
Commencing 13 November 2003, R Glenn Hilliard is entitled to an annual fee of $50,000 payable together with an additional annual fee of $15,000 in respect of the Director's membership of the Audit Committee and an additional annual fee of $15,000 in respect of the Director's office as Chairman of the Remuneration Committee. The Company has agreed to reimburse the Director his reasonable expenses in the performance of his duties.

Notes to the Directors' remuneration report

1 John Reeve was appointed as the Non-Executive Group Chairman on 19 November 2003 and for performance of his Board and Committee duties is entitled to annual fees totalling $137,500.

2 Amanda J Atkins is the Group Chief Financial Officer and was appointed to the Board on 19 November 2003. All amounts shown represent the relevant annual amounts earned, paid or declared.

3 The figures for Richard T Delaney include consulting fees paid and shares earned while he was serving as a Director. Mr Delaney resigned from the Board of Directors on 16 October 2003, and as such earned a pro rata portion of his Director's fee in 2003.

4 Timothy C Faries is a partner at Appleby Spurling Hunter. Formerly, the Company attributed corporate secretarial fees for services to the Company by A.S.&K. Services Ltd. to Mr Faries. Commencing from 19 November 2003, the Company reports only amounts paid directly to Mr Faries in connection with his Board membership.

5 The figures for James R Fisher include $350,000 (2002: $350,000) of annual management fees paid to Fisher Capital Corp LLC a company of which James R Fisher is Managing Director and majority owner and thus deemed to have a beneficial interest.

6 R Glenn Hilliard was appointed as a Non-Executive Director on 19 November 2003 and for performance of his Board and Committee duties is entitled to annual fees totalling $80,000.

7 These Non-Executive Directors received options and/or acquired shares outside of the 2002 Stock and Option Plan.

8 A portion of the share options awarded in 2003 under the 2002 Stock and Option Plan are Performance Options and following the declaration of the results, the Company has met all necessary performance criteria and such options now vest rateably over a five-year period commencing 4 April 2003.

Statement of the Directors' responsibilities

The Bermudan Companies Act 1981 permits the Company and the Group to prepare its financial statements under United Kingdom generally accepted accounting principles.

The Directors are responsible for preparing financial statements for each financial period which give a true and fair view of the state of affairs of the Company and the Group as at the end of the financial period and of the profit or loss of the Group for that period. In preparing these financial statements, the Directors are required to:

- select suitable accounting policies and then apply them consistently;
- make judgements and estimates that are reasonable and prudent;
- state whether applicable accounting standards have been followed; and
- prepare the financial statements on the going concern basis unless it is inappropriate to presume that the Group will continue in business.

The Directors are responsible for keeping proper accounting records which disclose with reasonable accuracy at any time the financial position of the Company. They are also responsible for safeguarding the assets of the Company and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

The Directors have elected to make some corporate governance and directors' remuneration disclosures in accordance with United Kingdom Listing Rules of the Financial Services Authority, although the Group is eligible for an exemption to make such disclosures.

Independent auditors' report to the members of Alea Group Holdings (Bermuda) Ltd

We have audited the financial statements of Alea Group Holdings (Bermuda) Ltd and its subsidiaries (the "Group") for the year ended 31 December 2003 which comprise the consolidated profit and loss account, the consolidated statement of total recognised gains and losses, the consolidated balance sheet, the Company balance sheet, the consolidated cash flow statement, the reconciliation of movements in shareholders' funds, and the related Notes 1 to 33. These financial statements have been prepared under the accounting policies set out therein.

This report is made solely to the Company's members, as a body, in accordance with section 90 of the Bermuda Companies Act 1981 and for no other purpose. Our audit work has been undertaken so that we might state to the Company's members those matters we are required to state to them in an auditors' report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company and the company's members as a body, for our audit work, for this report, or for the opinions we have formed.

Respective responsibilities of Directors and auditors
As described in the statement of Directors' responsibilities, the Company's Directors are responsible for the preparation of the financial statements in accordance with Bermudan Law and applicable United Kingdom law and accounting standards. They are also responsible for the preparation of the other information contained in the annual report. Our responsibility is to audit the financial statements in accordance with relevant United Kingdom legal and regulatory requirements and auditing standards.

We report to you our opinion as to whether the financial statements give a true and fair view and whether the financial statements have been properly prepared in accordance with the United Kingdom Generally Accepted Accounting Principles. We also report to you if, in our opinion, the Directors' report is not consistent with the financial statements, if the Company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding Directors' remuneration and transactions with the Company and other members of the Group is not disclosed.

We are not required to consider whether the Board's statements on internal control cover all risks and controls, or form an opinion on the effectiveness of the Group's corporate governance procedures or its risk and control procedures.

We read the Directors' report and the other information contained in the annual report for the above year as described in the contents section and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements.

Basis of audit opinion
We conducted our audit in accordance with United Kingdom auditing standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the Directors in the preparation of the financial statements and of whether the accounting policies are appropriate to the circumstances of the Company and the Group, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion, we also evaluated the overall adequacy of the presentation of information in the financial statements.

Equalisation reserves
Our evaluation of the presentation of information in the financial statements has had regard to the statutory requirement for insurance companies to maintain equalisation reserves. The nature of equalisation reserves, the amounts set aside at 31 December 2003, and the effect of the movement in those reserves during the year on the balance on the general business technical accounts and profit before tax, are disclosed in Note 20.

Opinion
In our opinion:
- the financial statements give a true and fair view of the state of affairs of the Company and the Group as at 31 December 2003 and of the profit of the Group for the year then ended; and
- the financial statements have been properly prepared in accordance with Bermudan law and United Kingdom Generally Accepted Accounting Principles.

Deloitte & Touche LLP
Chartered Accountants
London
7 April 2004

The financial statements

Contents

52 Consolidated profit and loss account
53 Earnings per share attributable to equity shareholders
53 Consolidated statement of total recognised gains and losses
54 Consolidated balance sheet
56 Company balance sheet
57 Consolidated cash flow statement
58 Notes to the financial statements

Consolidated profit and loss account

Year ended 31 December 2003

Technical account – general business	Notes	2003 $'000	Restated (Note 20) 2002 $'000
Gross premiums written	2, 3	**1,300,182**	931,631
Outward reinsurance premiums	3	**(271,471)**	(223,399)
Net premiums written	3	**1,028,711**	708,232
Change in the provision for unearned premiums			
– gross amount		**(185,907)**	(257,603)
– reinsurers' share		**15,677**	67,422
Change in the net provision for unearned premiums		**(170,230)**	(190,181)
Earned premiums, net of reinsurance	3	**858,481**	518,051
Allocated investment return transferred from the non-technical account	7	**57,811**	46,952
Other technical income, net of reinsurance		**2,364**	5,671
Total technical income		**918,656**	570,674
Claims paid			
– gross amount		**468,537**	397,422
– reinsurers' share		**(114,987)**	(77,663)
Net claims paid		**353,550**	319,759
Change in the provision for claims			
– gross amount		**249,743**	8,491
– reinsurers' share		**(74,643)**	(6,396)
Change in the net provision for claims		**175,100**	2,095
Claims incurred, net of reinsurance	4	**528,650**	321,854
Change in other technical provisions, net of reinsurance			
Net operating expenses	5	**285,499**	203,981
Other technical charges, net of reinsurance		**19,004**	16,678
Total technical charges		**833,153**	542,513
Balance on the technical account for general business before claims equalisation provision	3	**85,503**	28,161
Change in claims equalisation provision	20	**(3,771)**	(2,368)
Balance on the technical account for general business		**81,732**	25,793

Consolidated profit and loss account

Year ended 31 December 2003

Non-technical account	Notes	2003 $'000	Restated (Note 20) 2002 $'000
Balance on the general business technical account		**81,732**	25,793
Gross investment income	7	**56,337**	49,170
Net realised gains on investments	7	**12,146**	8,477
Net unrealised (losses)/gains on investments	7	**(29,173)**	25,388
Other investment expenses	7	**(3,975)**	(2,761)
		35,335	80,274
Allocated investment return transferred to the non-technical account	7	**(57,811)**	(46,952)
Debt interest	7	**(4,718)**	(6,530)
Profit on ordinary activities before tax	2, 6	**54,538**	52,585
Comprising:			
Operating profit		**80,785**	21,631
Short-term fluctuations in investment return	7	**(22,476)**	33,322
Movement in claims equalisation provision	20	**(3,771)**	(2,368)
		54,538	52,585
Tax (charge)/credit on profit on ordinary activities	9	**(13,528)**	1,994
Profit on ordinary activities after tax		**41,010**	54,579
Minority interest – gain on purchase of subordinated preferred shares issued by subsidiaries	18	**7,500**	–
Profit for the financial year attributable to equity shareholders	10	**48,510**	54,579

The results in each of the financial years are derived from the Group's continuing activities.

Earnings per share attributable to equity shareholders

Year ended 31 December 2003

Operating profit is based on longer-term investment returns excluding movements in claims equalisation provision and gain on purchase of subordinated preferred shares issued by subsidiaries	Notes	2003	Restated (Note 20) 2002
Earnings per share – basic ($)	10	**0.42**	0.52
Earnings per share – fully diluted ($)	10	**0.42**	0.51
Operating earnings per share – basic ($)	10	**0.55**	0.24
Operating earnings per share – fully diluted ($)	10	**0.54**	0.24

Consolidated statement of total recognised gains and losses

Year ended 31 December 2003

	Notes	2003 $'000	Restated (Note 20) 2002 $'000
Profit for the financial year attributable to equity shareholders		**48,510**	–
Profit for the financial year attributable to equity shareholders as previously reported		**–**	56,238
Exchange differences		**(1,893)**	(445)
Total profit recognised for the financial year		**46,617**	55,793
Prior year adjustment	20	**(31,659)**	–
Total recognised gains and losses since last annual report and accounts		**14,958**	55.793

Consolidated balance sheet

31 December 2003

Assets	Notes	2003 $'000	Restated (Note 20) 2002 $'000
Intangible assets			
Licences	11	**9,968**	9,968
		9,968	9,968
Investments			
Other financial investments	12	**1,582,357**	1,106,739
Deposits with ceding undertakings	12	**105,513**	92,106
		1,687,870	1,198,845
Reinsurers' share of technical provisions			
Provision for unearned premiums		**123,606**	101,312
Claims outstanding – Aggregate excess reinsurance	19	**473,569**	400,175
Claims outstanding – Other reinsurance	19	**252,992**	238,625
Claims outstanding	19	**726,561**	638,800
		850,167	740,112
Debtors			
Debtors arising out of insurance operations	13	**66,931**	111,489
Debtors arising out of reinsurance operations	13	**531,635**	377,654
Amounts due from reinsurance operations not transferring significant insurance risk		**44,385**	50,429
Other debtors	15	**55,693**	66,227
		698,644	605,799
Other assets			
Tangible assets	14	**12,212**	13,130
Cash at bank and in hand		**44,307**	28,989
		56,519	42,119
Prepayments and accrued income			
Accrued interest and rent		**14,968**	10,545
Deferred acquisition costs		**153,243**	97,449
Other prepayments and accrued income		**5,680**	8,708
		173,891	116,702
Total assets		**3,477,059**	2,713,545

Consolidated balance sheet

31 December 2003

Liabilities	Notes	2003 $'000	Restated (Note 20) 2002 $'000
Capital and reserves			
Called up share capital	16, 17	**1,747**	53
Share premium account	17	**633,053**	361,407
Profit and loss account	17, 20	**14,958**	(50,287)
Capital reserve	17	**75,644**	99,367
Shareholders' funds attributable to equity interests		**725,402**	410,540
Minority interests			
Subordinated preferred shares issued by subsidiaries	18	**–**	50,000
Total capital employed		**725,402**	460,540
Technical provisions			
Provision for unearned premiums		**686,935**	477,121
Claims outstanding	19	**1,398,551**	1,126,949
Claims equalisation provision	20	**6,408**	2,368
		2,091,894	1,606,438
Deposits received from reinsurers	19	**199,903**	225,144
Creditors			
Creditors arising out of insurance and reinsurance operations	22	**196,371**	158,770
Liabilities from reinsurance operations not transferring significant insurance risk		**44,319**	53,130
Amounts owed to credit institutions	23	**178,375**	168,536
Other creditors including taxation and social security	24	**2,995**	4,629
		621,963	610,209
Accruals and deferred income	25	**37,800**	36,358
Total liabilities		**3,477,059**	2,713,545

Approved by the Board of Directors on 7 April 2004 and signed on its behalf by:
Amanda J Atkins
Group Chief Financial Officer

Company balance sheet
31 December 2003

Assets	Notes	2003 $'000	2002 $'000
Investments			
Investments in Group undertakings	12	**734,273**	479,130
Other assets			
Cash at bank and in hand		**17,932**	452
Amounts due from Group undertakings		**7,402**	6,643
Other prepayments and accrued income		**274**	347
		25,608	7,442
Total assets		**759,881**	486,572
Liabilities			
Capital and reserves			
Called up share capital	17	**1,747**	53
Share premium account	17	**633,053**	361,407
Profit and loss account	17	**–**	(4,543)
Capital reserve	17	**16,361**	29,040
Total capital employed		**651,161**	385,957
Creditors			
Demand note payable to Group undertakings	22	**100,000**	100,000
Amounts due to Group undertakings		**325**	77
Accruals and deferred income			
Other accruals and deferred income		**8,395**	538
Total liabilities		**759,881**	486,572

Consolidated cash flow statement

Year ended 31 December 2003

	Notes	2003 $'000	Restated (Note 20) 2002 $'000
Net cash inflow from operating activities	32(a)	**250,977**	99,394
Servicing of finance			
Interest paid		**(4,718)**	(6,530)
Taxation			
Taxation (paid)/refunded		**(1,672)**	1,222
Capital expenditure			
Purchase of tangible assets		**(10,266)**	(9,237)
Proceeds on disposal of tangible assets		**5,977**	–
Financing			
Issue of common share capital		**291,968**	7,092
Purchase of subordinated preferred shares issued by subsidiaries		**(42,500)**	
Receipt of cash from shares issued in 2001	16	**–**	30,000
Capital raising expenses		**(23,723)**	(172)
		466,043	121,769
Cash flows were invested as follows:			
Increase/(decrease) in cash holdings	32(b)	**13,752**	(3,243)
Net portfolio investments			
Land and buildings	32(d)	**–**	–
Shares and other variable yield securities	32(d)	**(331)**	(704)
Debt securities – unit trusts – listed	32(d)	**6,973**	6,978
Debt securities and other fixed income securities	32(d)	**453,123**	414,079
Deposits with credit institutions	32(d)	**(7,474)**	(295,341)
		452,291	125,012
Net investment of cash flows		**466,043**	121,769

Notes to the financial statements

Year ended 31 December 2003

1 Accounting policies

Basis of preparation

The financial information is prepared in accordance with applicable United Kingdom accounting standards and under the historical cost accounting rules as modified by the revaluation of investments. The principal accounting policies, which have all been applied consistently throughout the periods covered by this report with the exception of the policy for the recognition of claims equalisation provision explained below, and which comply with the recommendations of the United Kingdom Statement of Recommended Practice on Accounting for Insurance Business issued by the Association of British Insurers in December 1998 (the "ABI SORP") are set out below.

The Company is a registered Bermuda company. As such it is obliged to prepare its financial information in accordance with the Bermuda Companies Act 1981, which permits the Company to prepare its financial information under generally accepted accounting principles of the United Kingdom ("UK GAAP"). Accordingly, the financial information has been prepared in accordance with Bermuda Law.

Basis of consolidation

The consolidated financial statements incorporate the financial statements of the Company and all its subsidiary undertakings.

From 1 January 2001 to 26 February 2002 the parent company of the Group was Alea Group Holdings AG, a company incorporated in Switzerland. On 7 December 2001 the Company was incorporated in Bermuda to become the new ultimate parent company of the Group. As at 31 December 2001 following a series of capital injections from existing shareholders and share for share exchanges, certain subsidiaries of Alea Group Holdings AG were partially owned by both the Company and Alea Group Holdings AG, in varying percentages. Alea Group Holdings AG remained the controlling entity as at 31 December 2001.

As at 26 February 2002 following completion of regulatory approvals, Alea Group Holdings AG became a 94.49% subsidiary of the Company by way of a share for share exchange and the Company became the new ultimate parent company. Following the staff equity exchange becoming effective on 3 April 2002, and certain repurchases from terminating employees, the Company's interest in Alea Group Holdings AG increased to 100%.

The above share for share exchanges qualify as a Group reorganisation as the ultimate shareholders and their rights remained the same and no minority interests have been affected. Accordingly, as permitted under FRS 6 "Acquisitions and Mergers" this Group reconstruction has been accounted for using merger accounting.

Reporting currency

The financial information is prepared in US Dollars ($).

Basis of accounting

The annual basis of accounting is applied to all classes of business.

Reinsurance arrangements which do not involve significant transfer of insurance risk are accounted for to reflect their economic substance. Premiums and claims relating to such arrangements are not recognised in the technical account but are accounted for as deposits due from, or liabilities due to, reinsurers or cedants.

Premiums

Written premiums comprise the total premiums receivable for the whole period of cover under contracts incepting during the financial year, together with adjustments arising in the financial year to premiums receivable in respect of business written in previous financial years. Written premiums include estimates of pipeline premiums due but not yet notified to the Group.

All premiums are shown gross of commission payable to intermediaries and are exclusive of taxes and duties levied thereon. The amount of taxes and duties due but not yet paid is included in "Other creditors including taxation and social security" in the balance sheet. Commissions incurred are included within net operating expenses.

1 Accounting policies continued

Unearned premiums provision

Written premiums are recognised as earned income over the period of the policy on a time apportionment basis, having regard, where appropriate, to the incidence of risk. The provision for unearned premiums is calculated on a daily pro rata basis.

Claims

Claims incurred comprise the estimated cost of all claims occurring prior to the balance sheet date, whether reported or not, and include related internal and external direct and indirect claims handling costs and adjustments to claims outstanding from previous years.

The provision for claims outstanding is made on an individual case basis and is based on the estimated ultimate cost of all claims notified but not settled by the balance sheet date, together with the provision for related claims handling costs and net of salvage and subrogation recoveries. The provision also includes the estimated cost of claims incurred but not reported at the balance sheet date based on statistical methods.

The Directors consider that the gross technical provision for claims and the related recoveries are fairly stated on the basis of the information currently available to them. Estimates of technical provisions inevitably contain significant inherent uncertainties because significant periods of time may elapse between the occurrence of an insured loss, the claim triggering the insurance, the reporting of that claim to the Group and the Group's payment of the claim and the receipt of reinsurance recoveries. Accordingly the ultimate cost of such claims cannot be known with certainty at the balance sheet date. Subsequent information and events may result in the ultimate liability being less than, or greater than, the amount provided. Adjustments to the amount of the provisions are reflected in the financial statements for the period in which the adjustments are made. The methods used, and the estimates made, are reviewed regularly.

Where appropriate, reserves are discounted in accordance with statutory regulations of the European Union. For reserves attributable to 31 December 2001 and prior the discount rate applied to gross claim reserves is 5%. Reserves attributable to periods subsequent to 31 December 2001 are discounted at 4% and a discount rate of 6% is applied for reserves subject to the 1999 and prior aggregate excess contracts. The gross discount is established based on the mean term of the gross liabilities exceeding four years as determined at the reserving group level. This discount is reduced on a net basis to reflect the change in duration which results from the application of the reinsurance contracts.

Outward reinsurance recoveries

Outward reinsurance recoveries are accounted for in the same accounting period as the claims for the related inward insurance and reinsurance business being covered. Provision is made for potentially non-collectable reinsurance recoveries.

Deferred acquisition costs

Acquisition costs comprise all direct and indirect costs arising from the acquisition of new reinsurance contracts. Deferred acquisition costs represent the proportion of acquisition costs incurred to the extent that they are attributable to premiums unearned at the balance sheet date.

Unexpired risks

Provision is made where the cost of claims and expenses arising after the end of the financial year from contracts concluded before that date is expected to exceed the provision for unearned premiums net of deferred acquisition costs and premiums receivable. The assessment of whether a provision is necessary is made on the basis of information available as at the balance sheet date, after offsetting surpluses and deficits arising on products which are managed together. Investment income is taken into account in calculating the provision.

1 Accounting policies continued

Other technical income and charges

Other technical income and charges represent income arising on finite risk reinsurance and insurance contracts without significant transfer of insurance risk and expense related to deposits received from reinsurers.

Investment income and expenses

Investment return, comprising investment income and realised and unrealised investment gains and losses, and investment expenses are included within the non-technical account. Dividends (exclusive of tax credits) are included as investment income. Rents and interest income are recognised on an accruals basis, as are investment expenses.

Realised investment gains and losses are calculated as the difference between net proceeds on disposal of investments and their purchase price.

Unrealised investment gains and losses represent the difference between the valuation at the balance sheet date and their purchase price. The movement in unrealised investment gains and losses therefore comprises the increase or decrease in the year in the value of investments held at the balance sheet date together with the reversal of previously recognised unrealised gains and losses of investments disposed of in the current year. All unrealised investment gains and losses are recognised in the profit and loss account.

Longer-term rate of return

The Group has opted to comply with the ABI SORP recommendation for United Kingdom listed companies of allocating investment return to the technical account based on the longer-term rate of return, which the Group has selected as 4.5%. This is a change in accounting policy and has no impact on the profit on ordinary activities after tax.

Investment return on all investments is reported in the non-technical account. An allocation of net investment return is made from the non-technical account to the technical account and is based on the longer-term rate of return applied to managed funds and invested capital supporting the underwriting business. The longer-term rate of return is an estimate of the long-term trend of investment performance taking into account the Group's past and current performance along with relevant trends in the financial markets.

Investments

Investments, consisting of listed investments, units in authorised listed unit trusts and deposits with credit institutions, are stated at their market values at the balance sheet date.

Unlisted investments are stated at Directors' valuation.

Investments in Group undertakings

Investments in Group undertakings are reported at historical cost.

Licences

Capitalised licences represent the cost of licences acquired to conduct business in the United States. The Directors believe these licences have indefinite useful lives. Licences are granted for an indefinite period and are essential to carry on business. An impairment review is completed annually and any impairment is recorded as appropriate following this review.

Taxation

Current tax, including United Kingdom corporation tax and foreign tax, is provided at amounts expected to be paid or recovered using the tax rates and laws that have been enacted or substantively enacted at the balance sheet date, and takes into account deferred tax.

Deferred taxation is provided in full on all timing differences which result in an obligation at the balance sheet date to pay more tax, or a right to pay less tax at a future date, at rates expected to apply when they crystallise based on current rates and law. Timing differences arise from the inclusion of items of income and expenditure in taxation computations in periods different to those in which they are included in the financial statements. Deferred tax assets are recognised to the extent that it is regarded as more likely than not that they will be recovered. Deferred tax assets and liabilities are not discounted.

Deferred taxation is not provided on timing differences arising from the revaluation of fixed assets where there is no commitment to sell the asset, or on unremitted earnings of subsidiaries where there is no commitment to remit those earnings.

1 Accounting policies continued

Tangible fixed assets

Expenditure on computer equipment, computer software, fixtures and fittings, office equipment and other tangible fixed assets is capitalised and depreciated over the estimated useful economic lives of the assets on a straight line basis to their estimated residual values. The periods used are as follows:

Computer equipment	3 years
Computer software	5 years
Other assets	8 years
Fixtures, fittings and office equipment	10 years

Depreciation is charged to the technical account – general business, and is included in administrative expenses.

Pension costs

The Group operates only defined contribution pension arrangements. Contributions are charged to the profit and loss account as they become payable in accordance with the rules of each scheme.

Operating leases

Rental costs are recognised in the profit and loss account in equal annual amounts over the periods of the leases.

Foreign currencies

The profit and loss account includes transactions denominated in foreign currencies which are translated into US Dollars at the average rate for the year. At the balance sheet date monetary assets and liabilities denominated in foreign currencies are retranslated at the rate of exchange ruling at that date. Retranslation exchange differences are taken directly to reserves.

Claims equalisation provision

An equalisation provision for the United Kingdom subsidiary has been established in accordance with Chapter six of the Interim Prudential Sourcebook for United Kingdom Insurers (Reserves) Act 1995 and the Insurance Companies (Reserves) Regulations 1996 for the purposes of mitigating exceptionally high loss ratios in future years as required by Schedule 9A. The amounts provided are not liabilities because they are in addition to the provisions required to meet the anticipated ultimate cost of settlement of outstanding claims at the balance sheet date.

Employee share schemes

The cost of awards to employees that take the form of shares or rights to shares is charged to the profit and loss account on a straight line basis over the period to which the employee's performance relates. The charge is based on intrinsic value, being the fair value of the shares at the date of grant, reduced by any consideration payable by the employee, and a reasonable expectation of the extent to which performance criteria will be met.

Changes in accounting policies

The Group has determined that it is appropriate to record in the accounts of the Group the Claims Equalisation Provision established by Alea London Limited. This is a change in accounting policy.

The Group has opted to comply with the ABI SORP recommendation for United Kingdom listed companies of allocating investment return to the technical account based on the longer-term rate of return, which the Group has selected as 4.5%. This is a change in accounting policy and has no impact on the profit on ordinary activities after tax.

The cumulative effect of the prior year adjustments is shown in the Consolidated statement of total recognised gains and losses and detailed in Note 20.

2 Segmental information – geographical analysis

The Group organises its business through four segments (which include seven regulated insurance entities) with related supporting service and holding companies. The regulated entities allocated to each segment are as follows: Alea London – Alea London Limited, Alea Global Risk Limited, Alea Jersey Limited; Alea US – Alea North America Insurance Company, Alea North America Specialty Insurance Company; Alea Europe – Alea Europe Ltd; and Alea Bermuda – Alea (Bermuda) Ltd.

Geographical analysis by location of insured **Gross premiums written**	**2003** **$'000**	2002 $'000
Europe	**258,650**	176,936
Africa	**1,203**	3,063
Near & Middle East	**10,249**	9,738
Far East	**9,375**	11,286
Australia & Oceania	**4,279**	3,152
North America	**988,238**	714,687
Latin America	**28,188**	12,769
	1,300,182	931,631

	Gross premiums written		Profit/(loss) before tax	Restated (Note 20)
Geographical analysis by location of legal entity	**2003** **$'000**	2002 $'000	**2003** **$'000**	2002 $'000
Bermuda	**(4,477)**	66,692	**(32,559)**	28,864
Jersey	**745**	215	**716**	4,987
United Kingdom	**564,220**	374,970	**36,657**	21,018
US	**548,539**	332,079	**(6,240)**	(245)
Switzerland	**191,155**	157,675	**55,964**	(2,039)
	1,300,182	931,631	**54,538**	52,585

Gross premiums are analysed on a legal entity basis and therefore reflect London contact office business in Switzerland of $1.1 million in the year ended 31 December 2003 and $1.2 million in the year ended 31 December 2002.

Operating equity and shareholders' equity interests	**2003** **$'000**	Restated (Note 20) 2002 $'000
Alea Europe Ltd	**153,525**	82,280
Alea (Bermuda) Ltd [1]	**453,768**	418,588
Alea US	**245,477**	111,110
Amounts held in Holding Companies	**27,868**	16,203
Amounts held in non-insurance subsidiaries	**6,139**	3,895
Capital provided by Alea London Limited to Alea US	**(20,000)**	(20,000)
Surplus Note provided by Alea Group Holdings AG to Alea US	**20,000**	–
Surplus Note provided by Alea Europe Ltd to Alea US	**17,000**	17,000
	903,777	629,076
Subordinated preferred shares issued by subsidiaries	**–**	(50,000)
Amounts owed to credit institutions	**(178,375)**	(168,536)
Shareholders' funds attributable to equity interests	**725,402**	410,540

[1] The entities wholly owned by Alea (Bermuda) Ltd have net assets as follows	**2003** **$'000**	2002 $'000
Alea London Ltd	**195,009**	141,645
Alea Global Risk Ltd	**11,984**	11,624
Alea Jersey Ltd	**4,512**	4,473

3 Segmental information

Underwriting results by operating segment before intra-group quota share arrangements

The Group's business is composed of four operating segments, consisting of Alea London, Alea Alternative Risk, Alea North America and Alea Europe.

The following tables summarise the underwriting results for the Group's business segments as of and for the years ended 31 December 2003 and 31 December 2002. Net premiums written and net premiums earned are presented prior to intra-group quota share arrangements, the underwriting results are also stated before quota share arrangements, and the impact of quota share arrangements on these pre-quota segmental results is presented separately.

2003	**Alea London $'000**	**Alea Alternative Risk $'000**	**Alea North America $'000**	**Alea Europe $'000**	**Total $'000**
Gross premiums written	**566,042**	**261,141**	**282,921**	**190,078**	**1,300,182**
Outwards reinsurance premiums	**(78,198)**	**(129,172)**	**(33,222)**	**(30,879)**	**(271,471)**
Net premiums written	**487,844**	**131,969**	**249,699**	**159,199**	**1,028,711**
Gross premiums earned	**482,701**	**205,062**	**228,361**	**198,151**	**1,114,275**
Net premiums earned	**407,656**	**97,856**	**189,324**	**163,645**	**858,481**
Allocated investment return	**13,995**	**12,681**	**19,022**	**12,113**	**57,811**
Claims incurred, net of reinsurance	**(224,988)**	**(70,556)**	**(130,024)**	**(103,082)**	**(528,650)**
Total net expenses comprise:					
Acquisition costs	**(92,521)**	**(19,654)**	**(55,268)**	**(27,958)**	**(195,401)**
Administrative expenses	**(32,122)**	**(15,880)**	**(20,984)**	**(21,112)**	**(90,098)**
Fee income	**1,654**	**-**	**545**	**165**	**2,364**
Other technical charges	**(5,611)**	**(24)**	**(700)**	**(12,669)**	**(19,004)**
Other expenses	**(128,600)**	**(35,558)**	**(76,407)**	**(61,574)**	**(302,139)**
Underwriting result[1]	**68,063**	**4,423**	**1,915**	**11,102**	**85,503**

2002 Restated	Alea London $'000	Alea Alternative Risk $'000	Alea North America $'000	Alea Europe $'000	Total $'000
Gross premiums written	376,428	141,394	257,377	156,432	931,631
Outwards reinsurance premiums	(76,245)	(66,767)	(48,328)	(32,059)	(223,399)
Net premiums written	300,183	74,627	209,049	124,373	708,232
Gross premiums earned	278,535	54,064	176,375	165,054	674,028
Net premiums earned	220,885	22,044	142,663	132,459	518,051
Allocated investment return	9,398	9,334	17,334	10,886	46,952
Claims incurred, net of reinsurance	(108,997)	(14,344)	(87,632)	(110,881)	(321,854)
Total net expenses comprise:					
Acquisition costs	(49,694)	(6,851)	(44,904)	(26,070)	(127,519)
Administrative expenses	(30,572)	(5,779)	(21,076)	(19,035)	(76,462)
Fee income	5,807	228	-	(364)	5,671
Other technical charges	(5,965)	(95)	(611)	(10,007)	(16,678)
Other expenses	(80,424)	(12,497)	(66,591)	(55,476)	(214,988)
Underwriting result[1]	40,862	4,537	5,774	(23,012)	28,161

[1] Balance on the technical account for general business before claims equalisation provision.

3 Segmental information continued

Intra-group quota share arrangements

For the year ended 31 December 2002 and 31 December 2003 intra-group quota share arrangements comprise of the following: a 35% quota share of Alea London business to Alea Europe, a 50% quota share of certain 2000 and prior underwriting year business from Alea Europe to Alea Bermuda, a 70% quota share of Alea North America to Alea Bermuda and an intra-group aggregate excess contract from Alea Europe to Alea Bermuda. The effect of all of these arrangements are detailed below :

2003	**Alea London $'000**	**Alea Bermuda $'000**	**Alea US $'000**	**Alea Europe $'000**	**Total $'000**
Net premiums earned	**407,656**	**2,520**	**284,660**	**163,645**	**858,481**
Intercompany reinsurance	**(142,397)**	**203,005**	**(197,151)**	**136,543**	**-**
Net premiums earned after intercompany reinsurance	**265,259**	**205,525**	**87,509**	**300,188**	**858,481**
Underwriting result					
Before intercompany reinsurance	**68,063**	**(10,841)**	**17,180**	**11,101**	**85,503**
After intercompany reinsurance	**45,468**	**(5,046)**	**(1,168)**	**46,249**	**85,503**

2002 Restated	Alea London $'000	Alea Bermuda $'000	Alea US $'000	Alea Europe $'000	Total $'000
Net premiums earned	220,885	85,325	79,382	132,459	518,051
Intercompany reinsurance	(75,604)	75,030	(55,567)	56,141	-
Net premiums earned after intercompany reinsurance	145,281	160,355	23,815	188,600	518,051
Underwriting result					
Before intercompany reinsurance	40,862	9,143	1,168	(23,012)	28,161
After intercompany reinsurance	25,094	7,902	(2,566)	(2,269)	28,161

Gross premiums written	**2003 $'000**	2002 $'000
Insurance		
Casualty	**339,342**	125,308
Property	**92,226**	69,963
Marine, aviation & transport	**88**	(77)
Other	**745**	215
Total insurance	**432,401**	195,409
Reinsurance		
Casualty	**584,463**	365,182
Property	**232,198**	294,760
Marine, aviation & transport	**32,414**	54,709
Other	**18,706**	21,571
Total reinsurance	**867,781**	736,222
Total	**1,300,182**	931,631

3 Segmental information continued

Gross premiums earned	2003 $'000	2002 $'000
Insurance		
Casualty	**243,787**	57,353
Property	**82,466**	50,950
Marine, aviation & transport	**88**	394
Other	**619**	665
Total insurance	**326,960**	109,362
Reinsurance		
Casualty	**481,901**	285,193
Property	**250,377**	210,055
Marine, aviation & transport	**40,176**	48,853
Other	**14,861**	20,565
Total reinsurance	**787,315**	564,666
Total	**1,114,275**	674,028

Net premiums written	2003 $'000	2002 $'000
Insurance		
Casualty	**239,077**	55,925
Property	**82,557**	59,163
Marine, aviation & transport	**88**	(67)
Other	**649**	131
Total insurance	**322,371**	115,152
Reinsurance		
Casualty	**482,394**	305,024
Property	**188,541**	225,375
Marine, aviation & transport	**16,242**	40,333
Other	**19,163**	22,348
Total reinsurance	**706,340**	593,080
Total	**1,028,711**	708,232

Net premiums earned	2003 $'000	2002 $'000
Insurance		
Casualty	**152,211**	29,927
Property	**78,195**	41,777
Marine, aviation & transport	**88**	491
Other	**523**	581
Total insurance	**231,017**	72,776
Reinsurance		
Casualty	**383,498**	239,817
Property	**204,064**	150,065
Marine, aviation & transport	**24,600**	34,235
Other	**15,302**	21,158
Total reinsurance	**627,464**	445,275
Total	**858,481**	518,051

4 Movement in prior year provision for claims outstanding net of reinsurance

The table below presents amounts included in incurred claims arising from the movement in the prior year provision for claims outstanding net of reinsurance. An increase is an adverse run-off deviation and a decrease is a positive run-off deviation to the provision for claims outstanding net of reinsurance held at the previous balance sheet date.

Increase/(decrease) in claims outstanding net of reinsurance before discount	2003 $'000	Restated (Note 20) 2002 $'000
Underwriting years 1999 and prior	**19,998**	9,960
Underwriting year 2000	**18,170**	15,415
Underwriting year 2001	**(7,374)**	1,258
Underwriting year 2002	**(684)**	–
	30,110	26,633
Claims outstanding net of reinsurance at prior period end before discount	**514,141**	477,379
Discount	**(25,992)**	(21,281)
	488,149	456,098

5 Net operating expenses

	2003 $'000	2002 $'000
Acquisition costs	**301,292**	232,037
Changes in deferred acquisition costs	**(40,823)**	(58,528)
Administrative expenses	**90,098**	76,462
	350,567	249,971
Reinsurance commissions and profit participation	**(65,068)**	(45,990)
Net operating expenses	**285,499**	203,981

6 Profit on ordinary activities before taxation

The profit on ordinary activities before taxation is stated after charging:	2003 $'000	2002 $'000
Depreciation		
Owned assets	**5,868**	5,561
Rentals under operating leases		
Land & buildings	**4,438**	3,909
Other	**224**	291
Auditors' remuneration		
Audit fees	**1,860**	1,574
Tax advice	**210**	388
Actuarial advice and other consulting	**378**	138

In addition, $6.966 million of remuneration has been paid to the Auditors in relation to the Company's IPO. This has been charged directly to reserves and is included within the total capital raising expenses detailed in Note 17.

7 Investment return

	2003 $'000	2002 $'000
Investment income		
Income from other financial investments	**56,337**	49,170
Net gains on the realisation of investments	**12,146**	8,477
	68,483	57,647
Investment expenses		
Other investment expenses	**(3,975)**	(2,761)
Unrealised investment (losses)/gains		
Movement during the year	**(29,173)**	25,388
	35,335	80,274
Longer-term investment return	**57,811**	46,952
Actual investment return excluding gain on subordinated preferreds	**(35,335)**	(80,274)
Effect of short-term fluctuations over the year	**22,476**	(33,322)
Debt interest	**(4,718)**	(6,530)

The longer-term investment return is calculated for each business segment and based on the average invested assets and the expected longer-term rate of return on those assets having regard to the relevant economic and market forecasts. The Group has selected an overall rate of 4.5%.

8 Employee information

	2003 $'000	2002 $'000
Wages and salaries	**49,925**	42,214
Social security costs	**4,098**	3,186
Other pension costs	**3,552**	3,197
	57,575	48,597

The average number of employees during the year was as follows:	Number	Number
Underwriting	**120**	110
Finance	**75**	66
Information Technology	**41**	37
Claims	**30**	28
Technical Accounts	**30**	27
Management & Administration	**71**	76
	367	344

9 Taxation	2003 $'000	Restated (Note 20) 2002 $'000
The (charge)/credit for taxation comprises:		
Current taxation	**(1,890)**	(918)
Deferred taxation (see below)	**(11,638)**	2,912
	(13,528)	1,994
The (charge)/credit for taxation can be analysed as follows:		
Tax on operating profit	**(17,778)**	3,984
Tax on short-term fluctuations in investment return	**3,119**	(2,700)
Tax on movement in claims equalisation provision	**1,131**	710
	(13,528)	1,994
The tax for the periods presented varied from the stated rate of UK corporation tax as explained below:		
Profit on ordinary activities before taxation	**54,538**	52,585
Profit on ordinary activities multiplied by the standard rate of UK corporation tax at 30% (2002: 30%)	**16,361**	15,776
Factors affecting tax charge:		
Adjustment in respect of foreign tax rates	**6,331**	(10,066)
Adjustment in respect of prior periods	**(31)**	(27)
Overseas and other taxes	**367**	933
Movement in tax losses	**(18,473)**	(8,450)
Other permanent items	**102**	550
Other timing differences	**(2,767)**	2,202
Current tax charge	**1,890**	918

The tax charge for the year ended 31 December 2003 and the tax credit for year ended 31 December 2002 include a credit for deferred tax not previously recognised in respect of tax losses. The deferred tax charge for the year ended 31 December 2003 has benefited by $9.0 million (2002: $11.9 million) as a result of such losses.

10 Earnings per ordinary share

Basic earnings per ordinary share is based on the profits after tax and the weighted average ordinary shares in issue as follows:	2003	Restated (Note 20) 2002
Weighted average ordinary shares in issue	**114,269,807**	105,872,303
Fully diluted number of shares	**116,266,260**	107,965,776

Operating earnings per ordinary share based on the longer-term investment return are shown because it is considered to be a more appropriate measure of operating performance than earnings per share including short-term fluctuations in investment return. As detailed in Note 20, transfers to or from claims equalisation provisions are transfers to or from a statutory reserve and not a deduction or credit in arriving at operating profit. The gain on the purchase of subordinated preferred shares issued by subsidiaries has also been excluded from the operating profit.

The Company has re-denominated the Swiss Franc 110.79 option price to $64.41 for all options issued at that strike price (being CHF5.54:$3.22 after adjustment for the bonus share grant, comparable to a 20:1 stock split). The Company reports in US Dollars ($) and the original Swiss Franc price was retained only as a result of the status of the original parent company Alea Group Holdings AG before the establishment of the new Bermudan ultimate parent company Alea Bermuda (Holdings) Ltd. The impact of converting the Swiss Franc options to US Dollars ($) options does not change the fully diluted earnings per share and reduces the fully diluted operating earnings per share in 2003 from 55 cents to 54 cents per share.

The reconciliation between earnings per ordinary share and operating earnings per ordinary share is as follows:

	2003 $'000	Restated (Note 20) 2002 $'000
Profit for the financial year attributable to equity shareholders	**48,510**	54,579
Less		
Gain on purchase of subordinated preferred shares issued by subsidiaries	**7,500**	–
Short-term fluctations in investment return	**(22,476)**	33,322
Movement in claims equalisation provision	**(3,771)**	(2,368)
	(18,747)	30,954
Tax thereon	**4,250**	(1,989)
	(14,497)	28,965
Operating profit after tax	**63,007**	25,614
Earnings per share – basic ($)	**0.42**	0.52
Earnings per share – fully diluted ($)	**0.42**	0.51
Operating earnings per share – basic ($)	**0.55**	0.24
Operating earnings per share – fully diluted ($)	**0.54**	0.24

11 Intangible assets

The net book value of intangible assets comprises capitalised expenses of $1.6 million in obtaining United States licences together with insurance licences for the United States market, with a fair value of $8.4 million which were acquired as a result of the purchase of Seven Hills Insurance Company. Based on their annual impairment review, the Directors believe that no impairment exists and therefore, as at 31 December 2003, the licences are stated at $10.0 million (31 December 2002: $10.0 million).

12 Investments

Group – investments	Current value		Historic cost	
	2003	2002	**2003**	2002
Other financial investments	**$'000**	$'000	**$'000**	$'000
Shares and other variable yield securities				
– Listed	**836**	611	**826**	611
– Unlisted		338		338
	836	949	**826**	949
Debt securities – unit trusts – Listed	**34,061**	21,745	**33,152**	22,176
Debt securities and other fixed income securities				
– Listed	**1,432,032**	963,880	**1,421,894**	930,228
Deposits with credit institutions	**115,428**	120,165	**115,428**	120,165
	1,547,460	1,084,045	**1,537,322**	1,050,393
Total other financial investments	**1,582,357**	1,106,739	**1,571,300**	1,073,518
Deposits with ceding undertakings	**105,513**	92,106	**105,513**	92,106
Total investments	**1,687,870**	1,198,845	**1,676,813**	1,165,624

Included within investments as at 31 December 2003, the Group held $19.8 million (31 December 2002: $11.1 million) as statutory deposits with local regulators. A further $540.5 million (31 December 2002: $402.0 million) is held in trust for the benefit of holders of North American policies. Included within the figure at 31 December 2003 is $185.4 million (31 December 2002: $46.3 million) that Alea (Bermuda) Ltd has placed in trust on behalf of Alea North America Insurance Company due to the quota share arrangements between these companies.

There is a floating pledge over certain investments for the issuance, in the normal course of business, of letters of credit. As at 31 December 2003, the pledge covered assets of $227.6 million (31 December 2002: $175.7 million).

Included within "Debt securities unit trusts listed" as at 31 December 2003 the Group held Société d'Investissement à Capital Variable ("SICAV") of $34.1 million (31 December 2002: $21.7 million) pledged for the benefit of French and Belgian Cedents. These SICAVs are mutual funds invested in European fixed income securities which average credit quality of AA and duration of approximately 5 years.

Summary by rating – Debt securities and other fixed income securities		2003		2002
	$'000	**%**	$'000	%
AAA/US Govt or equivalent	**1,344,644**	**86.9**	919,077	84.9
AA	**178,668**	**11.5**	144,557	13.3
A	**24,148**	**1.6**	17,503	1.6
BBB	**–**	**–**	408	0.0
NR	**–**	**–**	2,500	0.2
	1,547,460	**100.0**	1,084,045	100.0

Summary by maturity – Debt securities and other fixed income securities		2003		2002
	$'000	**%**	$'000	%
Less than 1 year	**272,667**	**17.6**	202,484	18.7
1 year up to 3 years	**417,423**	**27.0**	281,954	26.0
3 years up to 5 years	**279,490**	**18.1**	173,748	16.0
5 years up to 10 years	**217,140**	**14.0**	147,961	13.6
More than 10 years	**360,740**	**23.3**	277,898	25.7
	1,547,460	**100.0**	1,084,045	100.0

Included within fixed income securities with a maturity of more than 10 years are mortgage backed securities issued by United States Government Agencies with a market value of $168.7 million (31 December 2002: $181.9 million) and nominal weighted average life of 3.5 years (31 December 2002: 1.8 years).

12 Investments continued

Company – investments in group undertakings	2003 $'000	2002 $'000
At the beginning of the year	**479,130**	311,325
Acquisitions during the year	**255,143**	167,805
At the end of the year	**734,273**	479,130

During 2001, the Company acquired $243,325,000 of warrants in Alea (Bermuda) Ltd. These warrants entitled the Company to acquire 65,632,986 shares in Alea (Bermuda) Ltd. These warrants were exercisable upon the Company receiving approval, from the Financial Services Authority of the United Kingdom, of the acquisition of Alea Holdings UK Limited. This was received on 26 February 2002 and the warrants were duly converted into common stock. The Company also acquired 1,295.99 shares of common stock in Alea Holdings US Company valued at $68,000,000. This represented a 74.99% holding.

During 2002, the Company acquired an additional $24,350,000 of warrants in Alea (Bermuda) Ltd. These warrants were converted into 6,568,131 shares of common stock following the receipt of regulatory approval. Additionally, the shareholders of Alea Group Holdings AG exchanged their voting and non-voting common stock and options of Alea Group Holdings AG for voting and non-voting common stock and options in the Company. The Company also acquired 18,077 treasury shares of Alea Group Holdings AG valued at $1,879,827.

Subsequent to the initial public offering on the London Stock Exchange on 19 November 2003 the following transactions were executed:

The Company acquired 10,912,066 shares of common stock in Alea (Bermuda) Ltd valued at $44,190,878. This represented a 8.84% holding bringing the direct holding in Alea (Bermuda) Ltd to 67.34%. The balance of 32.66% is held by Alea Group Holding AG.

The Company acquired 432.18 shares of common stock in Alea Holdings US Company valued at $28,451,812. This represented a 25.01% holding making Alea Holdings US Company a 100% subsidiary.

The Company purchased from Bankers Trust Corporation and certain of its affiliates the $50 million of subordinated preferred shares issued by subsidiaries of the Alea Group for a total consideration of $42.5 million. This comprises of 30,000,000 shares of preferred stock in Alea (Bermuda) Ltd valued at $25.5 million and 200,000 shares of preferred stock in Alea Holdings Guernsey Ltd valued at $17 million. These represent 100% holdings.

13 Debtors arising out of reinsurance and insurance operations	**2003 $'000**	2002 $'000
Pipeline premiums in respect of inwards insurance not yet due	**39,419**	70,929
Other debtors arising out of insurance operations	**27,512**	40,560
Debtors arising out of insurance operations	**66,931**	111,489
Pipeline premiums in respect of inwards reinsurance not yet due	**359,193**	244,383
Other debtors arising out of reinsurance operations	**172,442**	133,271
Debtors arising out of reinsurance operations	**531,635**	377,654

All insurance debtors arise from transactions with intermediaries.

14 Tangible assets

The book value of tangible assets is made up as follows: **Cost**	Computer equipment and software $'000	Fixtures and office equipment $'000	Other $'000	Total $'000
As at 1 January 2003	**18,930**	**5,559**	**2,259**	**26,748**
Exchange movement	**1,700**	**280**	**285**	**2,265**
Additions	**9,312**	**697**	**257**	**10,266**
Disposals	**(6,215)**	**(432)**	**(329)**	**(6,976)**
As at 31 December 2003	**23,727**	**6,104**	**2,472**	**32,303**
Depreciation				
As at 1 January 2003	**(9,859)**	**(2,404)**	**(1,355)**	**(13,618)**
Exchange movement	**(1,372)**	**(212)**	**(309)**	**(1,893)**
Charge for the period	**(4,847)**	**(822)**	**(199)**	**(5,868)**
Disposals	**1,277**	**11**	**–**	**1,288**
As at 31 December 2003	**(14,801)**	**(3,427)**	**(1,863)**	**(20,091)**
Net book value				
As at 31 December 2002	9,071	3,155	904	13,130
As at 31 December 2003	**8,926**	**2,677**	**609**	**12,212**

15 Other debtors	**2003 $'000**	Restated (Note 20) 2002 $'000
Deferred taxation	**33,767**	46,657
Tax recoverable	**3,181**	2,300
Sundry debtors	**18,745**	17,270
	55,693	66,227

15 Other debtors continued

The deferred tax asset for deferred tax comprises:	**2003 $'000**	Restated (Note 20) 2002 $'000
Tax losses and disclaimed technical reserves	**29,152**	45,823
Other timing differences	**4,615**	834
	33,767	46,657
Balance as at beginning of period	**46,657**	37,964
(Charge)/credit for the year	**(11,638)**	2,912
Exchange movement	**(1,252)**	5,781
Balance as at end of period	**33,767**	46,657

The Group's net deferred tax asset at 31 December 2003 was $33.8 million (2002: $46.7 million). The balance included a deferred tax asset of $14.9 million (2002: $20 million) in respect of the United Kingdom, $3 million (2002: nil) in respect of North America and $15.9 million (2002: $26.7 million) in respect of Switzerland.

The deferred tax asset has been recognised in respect of losses carried forward to the extent, based upon detailed budgets, the Group anticipates taxable profits to arise within the forseeable future. There were no unrecognised deferred tax assets as at 31 December 2003 (2002: $9.0 million).

16 Share capital

	2003		2002	
	Number '000	**$'000**	Number '000	$'000
Authorised:				
Common shares of $0.01	**1,000,000**	**10,000**	–	–
Class A voting common shares of $0.01	–	–	95,000	950
Class B non-voting common shares of $0.01	–	–	5,000	50
Founder shares of $1.00	–	–	12	12
Undesignated shares of $0.01	–	–	900,000	9,000
Total authorised	**1,000,000**	**10,000**	1,000,012	10,012
Allotted, called up and fully paid:				
Common shares of $0.01	**174,707**	**1,747**	–	–
Class A voting common shares of $0.01	–	–	4,894	49
Class B non-voting common shares of $0.01	–	–	411	4
Total allotted, called up share capital and fully paid	**174,707**	**1,747**	5,305	53

As at 31 December 2001 a total of 348,918 class B non-voting common shares of $0.01 were committed and the amount payable of $30 million was received on 16 January 2002.

On 1 May 2002 a total of 1,485,161 class B non-voting common shares of $0.01 were reclassified as class A voting common shares of $0.01.

The Group successfully listed on the London Stock Exchange on 19 November 2003. The initial public offering raised total cash proceeds of £168.9 million ($287.5 million) with a total of 67,574,000 new shares being issued after the exercise for the over-allotment option.

The net proceeds of $263.7 million were used to purchase $50 million subordinated preferred shares from a third party shareholder for $42.5 million. The majority of the remainder was used to inject capital to support business growth in the Group's insurance subsidiaries.

The comparative figures for the year ended 31 December 2002 have been restated to reflect the restructuring of share capital as part of the Group's initial public offering as detailed below:

(a) out of the 900,000,000 then unissued and undesignated shares of the Company ("Undesignated Shares"), 895,958,060 Undesignated Shares were designated as Class A common shares with such rights attached thereto as to rank pari passu with the existing Class A common shares;

16 Share capital continued

(b) out of the Undesignated Shares, the remaining 4,041,940 Undesignated Shares were designated as Class B common shares with such rights attached thereto as to rank pari passu with the existing Class B common shares;

(c) 92,981,041 Class A bonus shares were issued to the Class A shareholders on the share register of the Company on 13 November 2003 in the ratio of 19 Class A bonus shares for each existing Class A common share held by each Class A shareholder and 8,589,843 Class B bonus shares (together with the Class A bonus shares, the "Bonus Shares") were issued to the Class B shareholders on the share register of the Company on 13 November 2003 in the ratio of 19 Class B bonus shares for each existing Class B common share held by each Class B shareholder and in accordance with Section 40(2) of the Bermuda Companies Act, the funds standing to the Company's share premium account were capitalised in the amount of $1,015,708.84 in order to issue as fully paid all of the Bonus Shares;

(d) all of the Class B common shares were reclassified as Class A common shares with such rights attached thereto as to rank pari passu with the existing Class A common shares; and

(e) all of the Class A common shares were reclassified as common shares with such rights attached thereto as are set out in the by-laws; and

(f) the Company cancelled the 12,000 Founders Shares of $1.00 each by the diminution of the authorised but unissued share capital of the Company in the amount of $12,000.

Stock options and restricted shares

2002 Plan

Alea Group Holdings AG had in place a stock purchase and option plan for key employees and advisors known as the 1998 Amended and Restated Stock Option Plan for Key Employees and Subsidiaries (the "Swiss Plan"). The Company adopted a 2002 Stock Purchase and Option Plan for Key Employees of the Company and its Subsidiaries, as amended in connection with the IPO (the "Bermuda Plan"), in connection with the redomiciling of the ultimate parent company of the Group to Bermuda and all awards under the Swiss Plan are now governed by the terms of the Bermuda Plan. The terms of the Bermuda Plan are substantially similar to the terms of the Swiss Plan. All Alea Group Holdings AG non-voting participation shares and options were exchanged for common shares and options in connection with an equity exchange offer that was completed on 3 April 2002. In total, 15,000,000 common shares are authorised for use under the Bermuda Plan.

The exercise price of the options will be the fair market value of the common shares on the grant date. Generally, the options vest rateably over a five-year period except in the case of performance options where vesting is affected by attainment of certain pre-approved financial targets. The exercisability of the options accelerates upon a change of control of the Group. Options expire and are no longer exercisable on the tenth anniversary or in certain circumstances at the end of the three-month period following such tenth anniversary of the grant date. The expiration of the options can accelerate due to termination of employment. Certain options granted contain shortened expiration and vesting periods.

The terms of the Company's common shares and the exercise price of the options to acquire common shares on the purchase/grant date were determined by the Remuneration Committee in accordance with the terms of the Bermuda Plan. The Bermuda Plan was terminated as to future grants with effect from 19 November 2003.

Executive Plan

The Company's shareholders have adopted the Alea Executive Option and Stock Plan and the Alea Sharesave Plan ("Executive Plan"). The Executive Plan provides for the grant of time and performance options, restricted stock units and share savings for employees. The exercise price of options granted shall not be less than the middle market quotation for the Company's shares on the dealing day preceding the date of grant. The number of common shares granted in any period under all of the Company's employee share schemes (excluding shares issuable on exercise of options granted prior to 19 November 2003) may not exceed 10% of the Company's issued ordinary share capital. Generally, the vesting period of an option granted under the Executive Plan is subject to the discretion of the Board (or a committee thereof) provided that vesting for certain tax qualified options may not be earlier than 3 years or more than 10 years after the date of grant and unless any relevant performance conditions have been satisfied. As of 31 December 2003, no awards had been made under the Executive Plan.

In addition, the Company has issued to Fisher Capital Corp., L.L.C. certain options to acquire common shares, which options are fully vested and are exercisable within 15 years of the date of grant. In connection with a consulting agreement, the Company has issued restricted shares to Richard Delaney, a former director, which restricted shares are fully vested. These shares and options were not granted pursuant to the Bermuda Plan.

Transactions involving common share options are as follows:

Options	2003 Weighted average Number of shares	Exercise price $	2002 Weighted average Number of Shares	Exercise price $
Outstanding as at 1 January	**9,577,660**	**3.41**	8,899,200	3.28
Granted	**2,229,780**	**4.30**	1,496,420	4.30
Forfeited	**(578,040)**	**3.39**	(817,960)	3.80
Outstanding as at period end	**11,229,400**	**3.59**	9,577,660	3.41

17 Group – movement in consolidated shareholders' funds	Share capital $'000	Share premium $'000	Capital reserve $'000	Profit and loss account $'000	Total $'000
As at 1 January 2003	53	361,407	99,367	(50,287)	410,540
Transfer from share premium account to profit and loss account	–	(18,628)	–	18,628	–
Share issues	1,694	292,105			293,799
Capital raising expenses			(23,723)		(23,723)
Share repurchase and cancellation	–	(1,831)			(1,831)
Retained profit for the financial period				48,510	48,510
Exchange differences				(1,893)	(1,893)
As at 31 December 2003	1,747	633,053	75,644	14,958	725,402

Company – movement in shareholders' funds	Share capital $'000	Share premium $'000	Capital reserve $'000	Profit and loss account $'000	Total $'000
As at 1 January 2003	53	361,407	29,040	(4,543)	385,957
Transfer from share premium account to profit and loss account	–	(18,628)	11,044	7,584	–
Share issues	1,694	292,105	–	–	293,799
Capital raising expenses	–	–	(23,723)	–	(23,723)
Share repurchase and cancellation	–	(1,831)	–	–	(1,831)
Retained profit for the financial period	–	–	–	(3,041)	(3,041)
As at 31 December 2003	1,747	633,053	16,361	–	651,161

18 Minority interest (subordinated preferred equity)

	2003		2002	
	Number '000	$'000	Number '000	$'000
Redeemable 6% preferred shares of $1 Authorised, issued and fully paid	–	–	30,000	30,000
Redeemable 6% preferred shares of $0.01 par value Authorised, issued and fully paid – purchase price of $100	–	–	200	20,000
		–		50,000

Under the terms of a Stock Purchase Agreement dated as of 4 September 1998, as amended by a Master Amendment and Agreement dated as of 19 May 2000 (the "Master Amendment"), entered into among Alea Group Holdings AG and certain of its subsidiaries and Bankers Trust Corporation and certain of its affiliates, (collectively, the "Former BT Stockholders"), Alea Group Holdings AG acquired the reinsurance subsidiaries of the Former BT Stockholders. In connection with that transaction, in consideration of $20 million, Alea Holdings Guernsey Limited ("Guernseyco") issued to BT (Pacific) Limited New York ("BTP") 200,000 shares of 6% redeemable preferred stock $0.01 par value with a liquidation value of $100.00 per share ("Guernseyco Preferred Shares"). Further, in consideration of $50 million, Alea (Bermuda) Ltd ("AB") issued to BTP 30 million, and to Alea Group Holdings AG, 20 million, shares of 6% redeemable preferred stock $1.00 par value with a liquidation value of $1.00 per share (the "AB Preferred Shares") (together, the "Preferred Shares").

In November 2003 Alea Group Holdings (Bermuda) Ltd purchased for a consideration of $42.5 million, $50 million of the Preferred Shares issued by subsidiaries to the Former BT Stockholders creating a gain on the purchase of $7.5 million which has been recorded in the profit and loss account. There is no tax associated with this gain.

19 Claims outstanding

	2003 $'000	Restated (Note 20) 2002 $'000
Gross		
Provision for claims outstanding, reported and not reported	**1,463,702**	1,196,027
Discount	**(80,020)**	(79,912)
	1,383,682	1,116,115
Claims handling provisions	**14,869**	10,834
	1,398,551	1,126,949
Aggregate excess reinsurance		
Provision for claims outstanding, reported and not reported	**(508,924)**	(448,599)
Discount	**35,355**	48,424
Net aggregate excess reinsurance	**(473,569)**	(400,175)
Other reinsurance		
Provision for claims outstanding, reported and not reported	**(253,165)**	(244,121)
Discount	**173**	5,496
Net other reinsurance	**(252,992)**	(238,625)
Total reinsurers share of claims outstanding	**(726,561)**	(638,800)
Claims outstanding net of reinsurance	**671,990**	488,149
Deposits received from reinsurers	**199,903**	225,144
Trust Fund and LOC collateral available against aggregate excess contracts	**228,415**	130,394
Total collateral available against aggregate excess reinsurance recoverable	**428,318**	355,538
Collateral held in respect of unearned premiums	**11,241**	11,682
Total collateral held	**439,559**	367,220
Total funds held by reinsurer in Trust plus Letters of Credit	**239,655**	142,076

Claims outstanding include claims less reinsurance recoveries on certain classes of business which have been discounted. The total volume of outstanding claims provisions less reinsurance recoveries before discounting amounted to $716,482 (31 December 2002: $514,141).

19 Claims outstanding continued

Where appropriate, reserves are discounted in accordance with statutory regulations of the European Union. Discount rates are based on the expected future cash flow derived from assets set-up for the ultimate payment of reserves. The Group discounts loss reserves for certain business with a mean term to ultimate claims settlement in excess of four years. The majority of such discount applies to casualty business. The amount of discount can be analysed as follows:

				2003
	Gross $'000	**Reinsurance $'000**	**Net $'000**	**Gross mean term Years**
London	**8,662**	**(4,541)**	**4,121**	**5.0**
United States	**12,727**	**(9,354)**	**3,373**	**5.1**
Bermuda	**14,284**	**(7,117)**	**7,167**	**4.1**
Europe	**44,347**	**(14,516)**	**29,831**	**4.5**
Total	**80,020**	**(35,528)**	**44,492**	**4.7**

				2002 Restated
	Gross $'000	Reinsurance $'000	Net $'000	Gross mean term Years
London	6,741	(4,763)	1,978	5.2
United States	9,939	(8,540)	1,399	5.7
Bermuda	27,700	(18,168)	9,532	4.6
Europe	35,532	(22,449)	13,083	4.5
Total	79,912	(53,920)	25,992	4.9

For reserves attributable to 31 December 2001 and prior the discount rate applied to gross claim reserves is 5%. Reserves attributable to periods subsequent to 31 December 2001 are discounted at 4% and a discount rate of 6% is applied for reserves subject to the 1999 and prior aggregate excess contracts. The gross discount is established based on the mean term of the gross liabilities exceeding four years as determined at the reserving group level. This discount is reduced on a net basis to reflect the change in duration which results from the application of the reinsurance contracts.

In determining the mean term to ultimate claims settlement, estimates have been made based on the underlying claims settlement patterns.

Discount rates are based on the expected future cashflow derived from assets set-up for the ultimate payment of reserves. As claims are paid, the discount is reversed at the same rate as when the discount was initially established. The total average discount rate has been established at a rate below the average investment return for the last five years which at 31 December 2003 was 5.6%.

20 Prior year adjustments

Reinsurers' share of technical provisions – claims outstanding – aggregate excess reinsurance

As part of the Listing process the Group has reviewed the application of the deficit payback provisions of each of the Inter-Ocean Adverse Development cover, the Inter-Ocean Aggregate Excess Cover and the OPL Adverse Development Cover and determined that the previous financial statements made a fundamental error in that they did not fully reflect the consequences of the deficit payback and commutation/ termination provisions of the contracts. Accordingly reinsurance recoverables were reduced by $24 million in respect of the 2000 annual financial result and by $6 million in respect of the 2001 annual financial result. These amounts have been accounted for as prior year adjustments in these financial statements.

Claims equalisation provision

Also as part of the Listing process the Group has determined that it is appropriate to record in the accounts of the Group the Claims Equalisation Provision established by Alea London Limited. This change in accounting policy has been accounted for as a prior year adjustment.

An equalisation provision for the United Kingdom subsidiary has been established in accordance with Chapter 6 of the Interim Prudential Sourcebook for UK Insurers (prior to 1 December 2001, the requirements of the Insurance (Reserves) Act 1995 and the Insurance Companies (Reserves) Regulations 1996) for the purposes of mitigating exceptionally high loss ratios in future years. The amounts provided are not liabilities because they are in addition to the provisions required to meet the anticipated ultimate cost of settlement of outstanding claims at the balance sheet date.

Longer-term rate of return

The Group has chosen to allocate investment income to the technical account from the non-technical account using the longer-term rate of return as recommended for listed companies per the ABI SORP. As this is a reallocation of the investment return within the Profit and Loss Account it has no impact on prior year reserves.

20 Prior year adjustments continued

The impact of the change in accounting policy and the prior year adjustment is as follows:	2003 $'000	2002 $'000
Profit on ordinary activities after tax under previous accounting policy	**43,650**	56,238
Change in the claims equalisation provision	**(3,771)**	(2,368)
Tax credit	**1,131**	709
	(2,640)	(1,659)
Restated profit on ordinary activities after tax	**41,010**	54,579
Shareholders' funds attributable to equity interests as previously reported	**728,042**	442,199
Net effect of the change in accounting policy as above	**(2,640)**	(1,659)
Prior year adjustment – reinsurers' share of technical provisions – claims outstanding – aggregate excess reinsurance		(30,000)
	(2,640)	(31,659)
Restated shareholders' funds attributable to equity interests	**725,402**	410,540
Profit and loss account as previously reported	**17,598**	(18,628)
Net effect of the change in accounting policy as above	**(2,640)**	(1,659)
Prior year adjustment – reinsurers' share of technical provisions – claims outstanding – aggregate excess reinsurance		(30,000)
	(2,640)	(31,659)
Restated profit and loss account	**14,958**	(50,287)

21 Other technical provisions

As at 31 December 2003, the Directors determined that an unexpired risk provision to recognise the cost of claims and expenses arising after the end of the financial year from contracts concluded before that date, in excess of the unearned premium reserve, need not be established. As at 31 December 2002 there was no provision.

22 Group – creditors

Creditors arising out of reinsurance and insurance operations	2003 $'000	Restated (Note 20) 2002 $'000
Reinsurance balances payable	**133,627**	116,347
Insurance balances payable	**62,744**	42,423
	196,371	158,770

Company – creditors

Demand note payable to Group undertaking

In December 2001, Alea Group Holding AG, the Swiss holding company, a subsidiary borrowed an additional $75 million term "B" loan component and drew down $25 million from its revolving credit facility. The cash raised was loaned to the Company on 20 December 2001 using a demand note and used to provide additional operating equity to the Group's insurance subsidiaries. The principal amount is repayable on demand.
The demand note has two components; $75 million has interest charged at a rate according to Swiss Franc LIBOR rate designated as the British Bankers Association's interest settlement rate plus a margin of 1.125%. The margin on the $25 million component is 3.75%.

23 Amounts owed to credit institutions

The Group has entered into a term loan facility for CHF 100 million which is repayable in annual tranches in 2002 – 2004, with the balance due in 2005.

The Group also has a revolving credit facility which it can draw down until the expiry of the loan facility in 2005. During 2003 the Group utilised CHF 15 million ($12.1 million) (2002: $11.1 million) of this facility.

In addition, during 2001 the credit facilities outlined above were supplemented with an additional $75 million term "B" loan component. This is due to be repaid in full in 2007.

Total loan repayments under the above facilities fall due as follows:	**2003 $'000**	2002 $'000
2003	**–**	11,429
2004	**12,926**	11,429
2005	**92,862**	73,574
2006	**–**	–
2007	**75,000**	75,000
Total before debt raising expenses	**180,788**	171,432
Capitalised debt raising expenses	**(2,413)**	(2,896)
Total	**178,375**	168,536

Interest is charged at a rate per annum according to the applicable currency LIBOR rates designated as the British Bankers Association's interest settlement rate plus a margin of 0.625%. The margin over the applicable currency LIBOR charged on the term "B" loan component is 3.25%. The interest expense for the year ended 31 December 2003 amounted to $4.7 million (2002: $6.5 million). These figures are included within investment expenses detailed in Note 7.

The loan imposes restrictive covenants including limitations on the granting of liens, other dispositions of assets, increased indebtedness and distribution of assets.

The loan is collateralised with the shares of the material first tier subsidiaries of the Company and Alea Group Holdings AG. The subsidiaries whose shares are currently pledged in connection with this arrangement are: Alea Europe Ltd, Alea (Bermuda) Ltd and Alea Holdings US Company.

Debt raising expenses are capitalised and are amortised over the period of the loan.

24 Other creditors including taxation and social security

	2003 $'000	Restated (Note 20) 2002 $'000
Corporation tax	**2,331**	1,232
Other taxes, including insurance premium tax, and social security costs	**664**	3,397
	2,995	4,629

25 Accruals and deferred income

	2003 $'000	2002 $'000
Deferred reinsurance commissions	**665**	7,740
Other accruals and deferred income	**37,135**	28,618
	37,800	36,358

26 Capital commitments

At 31 December 2003 there were capital commitments of $1.1 million (31 December 2002: $1.5 million) relating to software, leasehold improvements and fixtures.

27 Operating leases

	2003		2002	
	Land and buildings $'000	**Other $'000**	Land and buildings $'000	Other $'000
Annual commitments under operating leases which expire:				
– within one year	**–**	**14**	147	71
– between two and five years	**459**	**21**	2,499	220
– over five years	**3,091**	**–**	1,263	–
	3,550	**35**	3,909	291

The amount incurred under operating leases during the period ended 31 December 2003 was $4.7 million (31 December 2002: $4.2 million).

28 Pension commitments

The employees of the Group are covered by defined contribution schemes the costs of which are charged to profits when incurred.
The total cost of retirement benefits for the Group in the year ended 31 December 2003 was $3.6 million (31 December 2002: $3.2 million).

29 Contingent liabilities

Structured settlements
The Group, through the Canadian branch of Alea Europe Ltd, has assumed ownership of certain structured settlements and has purchased annuities from life assurers to provide fixed and recurring payments to those underlying claimants. As a result of these arrangements, the Group is exposed to a credit risk to the extent that any of these insurers are unable to meet their obligations under the structured settlements. This risk is viewed by the Directors as being remote as the annuities are fully funded and the Group has only purchased annuities from Canadian insurers with a financial stability of AA or higher (Standard & Poor's). The Canadian branch is in run-off and the branch discontinued accepting assignments of annuities in August 2001. In the event of all the relevant life insurers being unable to meet their obligations under the structured settlements, the total exposure, net of amounts that may be recoverable from the Compensation Corporation of Canada (a Canadian industry-backed compensation scheme), is estimated to be 180 million Canadian Dollars ($139 million) and the maximum in relation to any one insurer 83 million Canadian Dollars ($64 million).

Litigation
Lumbermens is in dispute with PXRE Reinsurance Company ("PXRE"), who is seeking rescission (amongst other claims) in respect of a retrocession arrangement reinsuring Lumbermens excess of the 75% paid loss ratio through a retrocessional arrangement. On 26 August 2003 Alea North America Company ("ANAC") was joined as a third party defendant in the lawsuit between PXRE Reinsurance Company and Lumbermens. The amount in issue is approximately $29.25 million. PXRE's maximum liability under the retrocessional arrangement is $50 million and it has been paid $20.75 million in premium. PXRE will be required to return premium with interest if it is entitled to rescission. Lumbermens has advised the Directors that it will vigorously defend itself against PXRE's claims. ANAC intends to vigorously defend the claims against it. Since ANAC was recently served with the third party complaint and is involved in ongoing discovery, the Directors believe it is premature to provide any assessment of the likelihood of Lumbermens prevailing on PXRE's claims or ANAC prevailing on Lumbermens' claims.

A claim has been made against the Group and its indirect subsidiary ANAC by a former employee of ANAC alleging, inter alia, discrimination, harassment and retaliation for damages totalling $3.5 million. At this stage it is not possible to estimate the amount of any potential liability that may arise for the Group. The Group believes the allegations are unfounded and intends to vigorously defend itself against the claim.
The Group has filed Notice of Service of its Motion for Summary Judgement.

No provision has been made in the accounts for either matter.

30 Related party transactions

Kohlberg Kravis Roberts & Co.

The Group pays annual advisory fees of $750,000 to Kohlberg Kravis Roberts & Co., L.P., an affiliate of KKR 1996 Fund (Overseas) Limited Partnership, a shareholder and KKR Partners (International), Limited Partnership, also a shareholder and $350,000 to Fisher Capital Corp. L.L.C., also a shareholder. As at 31 December 2003 the balance outstanding was nil (2002: nil).

Loans to officers

Loans to officers are interest bearing and made on consistent terms as those to other employees. As at 31 December 2003 the Group had loans to officers of $648,140 (31 December 2002: $1,259,305). The number of officers that had outstanding loans at 31 December 2003 was 8 (31 December 2002: 10).

Bristol West Insurance Group

During 2002 and 2003, Alea London Ltd underwrote a 40% share of an inwards reinsurance contract with Bristol West Insurance Group (Bristol West), a public company traded on the New York Stock Exchange and controlled by a Kohlberg Kravis Roberts & Co. fund other than KKR 1996 Fund (Overseas), Limited Partnership, which controls the Company.

The contract was priced and terms and conditions established on an arm's length basis by an unrelated lead underwriter and found to be acceptable by the Company using the Company's normal actuarial practices.

Mr James R Fisher, a Director of the Company, is Chairman of the Board and Chief Executive Officer of Bristol West and as of 24 March 2004 may be deemed to have beneficial interests in some or all of 988,736 shares or options to acquire shares of Bristol West representing approximately 3.1% of the outstanding shares.

Messrs. T Fisher, P Golkin and S Nuttall are also directors of Bristol West and may be deemed to have beneficial interests in some or all of the shares in Bristol West controlled by affiliates of Kohlberg Kravis Roberts & Co. and representing 39.5% of the outstanding shares at 24 March 2004.

The co-participating reinsurers on the contract are companies unrelated to either the Company, Bristol West, KKR or Mr J Fisher.
The contract had the following impact on the profit and loss account, balance sheet and cash flows of the Group:

General business technical account	2003 $'000	2002 $'000
Gross premiums written	**158,500**	65,000
Gross premiums earned	**126,341**	42,029
Incurred losses	**(101,072)**	(33,623)
Acquisition expenses	**(21,479)**	(7,145)
Balance on technical account	**3,790**	1,261
Balance sheet		
Cash received	**55,464**	12,821
Reinsurance debtors	**64,228**	32,681
Deferred acquisition costs	**9,372**	3,905
Claims incurred	**(68,883)**	(25,175)
Unearned premium reserves	**(55,130)**	(22,971)

Cash flows	2003 $'000	2002 $'000
Premium received	**121,277**	21,269
Claims paid	**(65,813)**	(8,448)

No amounts have been written off in respect of debts due to or from Bristol West.

Willis Group Holdings

Willis Group Holdings Limited and its subsidiaries ("Willis") conduct insurance and reinsurance intermediary activities.

As at 31 December 2003 KKR 1996 Fund (Overseas), Limited Partnership owned 23.3% on an undiluted basis and 19.8% on a fully diluted basis of the outstanding common equity of Willis Group Holdings Limited. This ownership has been significantly reduced during the first quarter of 2004 due to a secondary offering of Willis' shares.

30 Related party transactions continued

The Group has entered into multiple business arrangements with Willis for the years ended 31 December 2003 and 31 December 2002. These transactions involved the production and procurement of insurance and reinsurance relationships and contracts, in many cases for a commission or fee, the transmission of premium and other related transactions.

While most of these relationships and contracts individually have involved less than 0.5% of the assets of the Group, some of the transactions have involved premium flows or other cash flows through Willis in excess of such amounts. In aggregate the total premiums written by the Group produced through Willis for the year ended 31 December 2003 was $74.6 million (31 December 2002: $88.5 million).

Messrs. T Fisher, P Golkin and S Nuttall are directors and shareholders of Willlis and may also be deemed to be beneficially interested in some or all of the shares in Willis owned by KKR 1996 Fund (Overseas), Limited Partnership and KKR Partners (International), Limited Partnership. Mr J Fisher is a director and shareholder of Willis and may also be deemed to be beneficially interested in some or all of the options to acquire shares in Willis held by Fisher Capital Corp., LLC and the shares in Willis owned by KKR Partners (International), Limited Partnership.

The Group's dealings with intermediaries, including Willis, are on arm's length normal commercial terms.

31 Credit risk – Exposure to Lumbermens

In connection with the Group's acquisition of the Equus Re reinsurance division of Lumbermens on 3 December 1999, Alea (Bermuda) Ltd and Lumbermens entered into a 100% quota share reinsurance of the Lumbermens business written by Equus Re through 30 September 1999 (namely, business written by Equus Re prior to the Group's acquisition of the Equus Re operations). Lumbermens, in turn, provides stop loss reinsurance to Alea (Bermuda) Ltd for losses in excess of a 75% paid loss ratio on the same business (the "Protected Business"). Lumbermens is contractually required to fund losses on its own behalf once the 75% paid loss ratio is met. In addition to the Protected Business, the parties agreed the Group would write new and renewal business on behalf of Lumbermens (as the reinsurer) up to 31 December 2001, which business is ceded by a 100% quota share reinsurance to Alea (Bermuda) Ltd (the " Fronted Business"). As is required for credit for reinsurance purposes when cessions are made to non-US licensed reinsurers, the Group has collateralised its obligations to Lumbermens.

Pursuant to contract, the required collateral is equal to 120% of the estimated loss reserves. Concurrent with these arangements, Lumbermens retained Alea North America Company ("ANAC") as its agent to adjust and pay claims and collect premiums for both the Protected Business and the Fronted Business.

The respective obligations of Alea (Bermuda) Ltd and Lumbermens noted above are subject to contractual mutual offset provisions under the reinsurance agreements and as permitted under Illinois law. Further, in respect of the Protected Business, Lumbermens is contractually required to fund losses on its own behalf once the 75% paid loss ratio is met.

The Group's balance sheet records no net balance due from Lumbermens under the Protected Business, as the 75% paid loss ratio has been met in late December 2003 (specifically, $118 million is due to and from Lumbermens), and a balance due to Lumbermens under the Fronted Business of $128 million. As at 31 December 2003, the amount held as collateral was $178.4 million. The Group is presently engaged in discussions with Lumbermens concerning the release of excess collateral based on a review of posted reserves at year end 2003.

Lumbermens risk based capital level allows the Illinois Department of Insurance to assume control of Lumbermens at its discretion. The mutual obligations of Alea (Bermuda) Ltd and Lumbermens described above are subject to contractual mutual offset provisions under the agreements and as permitted under Illinois law. The Directors believe that the Group should not be exposed to material credit risk resulting from these arrangements with Lumbermens.

32 Notes to the statement of cash flows

(a) Reconciliation of profit on ordinary activities before tax to net cash inflow from operating activities	2003 $'000	Restated Note (20) 2002 $'000
Profit on ordinary activities before tax	**54,538**	52,585
Depreciation of tangible assets	**5,868**	5,561
(Profit)/Loss on disposal of tangible assets	**(289)**	457
Changes to market value and currencies on investments	**(24,893)**	(24,319)
Losses on foreign exchange	**9,095**	5,746
Change in capital reserve	**–**	(3,372)
Elimination of own shares	**–**	(794)
Change in debtors arising out of re/insurance operations	**(109,423)**	(172,274)
Change in amounts due from reinsurance operations not transferring significant insurance risk	**6,044**	25,429
Change in other assets	**(1,475)**	110
Change in prepayments and accrued income	**(1,395)**	(2,729)
Change in technical provisions	**481,416**	296,083
Change in claims equalisation provision	**3,771**	2,368
Change in reinsurers' share of technical provisions	**(165,849)**	(109,883)
Change in deposits with ceding undertakings	**(13,407)**	(11,268)
Change in reinsurance deposits and creditors	**12,360**	28,424
Change in liabilities from reinsurance operations not transferring significant insurance risk	**(8,811)**	(6,806)
Change in other creditors	**(2,733)**	2,684
Change in accruals and deferred income	**1,442**	4,862
Debt interest expense	**4,718**	6,530
Net cash inflow from operating activities	**250,977**	99,394

(b) Movement in opening and closing portfolio investments net of financing	2003 $'000	2002 $'000
Net cash inflow/(outflow) for the year	**13,752**	(3,243)
Cash flow – portfolio investments net of financing	**452,291**	125,012
Movement arising from cash flows	**466,043**	121,769
Changes in market value and exchange rates	**15,054**	12,406
Total movement in portfolio investments net of financing	**481,097**	134,175
Portfolio at 1 January	**967,192**	833,017
Portfolio at 31 December	**1,448,289**	967,192

32 Notes to the statement of cash flows continued

(c) Movement in cash and portfolio investments

2003	As at 1 January 2003 $'000	Cash flow $'000	Changes to market value and currencies $'000	As at 31 December 2003 $'000
Cash at bank and in hand	28,989	13,752	1,566	44,307
Shares and other variable-yield securities	949	(331)	218	836
Debt securities – unit trusts – Listed	21,745	6,973	5,343	34,061
Debt securities and other fixed income securities	963,880	453,123	15,029	1,432,032
Deposits with credit institutions	120,165	(7,474)	2,737	115,428
	1,135,728	466,043	24,893	1,626,664
Amounts owed to credit institutions	(168,536)	–	(9,839)	(178,375)
	967,192	466,043	15,054	1,448,289

2002	2002 $'000	Cash flow $'000	Changes to market value and currencies $'000	2002 $'000
Cash at bank and in hand	32,232	(3,243)	–	28,989
Shares and other variable-yield securities	1,340	(704)	313	949
Debt securities – unit trusts – Listed	15,204	6,978	(437)	21,745
Debt securities and other fixed income securities	525,358	414,079	24,443	963,880
Deposits with credit institutions	415,506	(295,341)	–	120,165
	989,640	121,769	24,319	1,135,728
Amounts owed to credit institutions	(156,623)	–	(11,913)	(168,536)
	833,017	121,769	12,406	967,192

(d) Net cash outflow on portfolio investments

2003	Purchases $'000	Sales $'000	Net cash flow $'000
Shares and other variable yield securities	–	(331)	(331)
Debt securities listed unit trusts	9,278	(2,305)	6,973
Debt securities and other fixed income securities	2,737,986	(2,284,863)	453,123
	2,747,264	(2,287,499)	459,765
Deposits with credit institutions			(7,474)
Net cash outflow on portfolio investments			452,291

2002	Purchases $'000	Sales $'000	Net cash flow $'000
Shares and other variable yield securities	–	(704)	(704)
Debt securities listed unit trusts	6,978	–	6,978
Debt securities and other fixed income securities	1,739,561	(1,325,482)	414,079
	1,746,539	(1,326,186)	420,353
Deposits with credit institutions			(295,341)
Net cash outflow on portfolio investments			125,012

33 Group companies

The consolidated financial information presents the financial record of the Group for the two years ended 31 December 2002 and 31 December 2003. The following are the parent Companies, and the subsidiary undertakings, that have been included in the consolidated financial information.

Name	Nature of business	Country of incorporation/ registration
Alea Group Holdings (Bermuda) Ltd	Ultimate Holding Company as at 26 February 2002 Minority shareholder as at 31 December 2001	Bermuda
Alea Group Holdings AG	Intermediate holding company as at 26 February 2002 Ultimate Holding Company as at 31 December 2001	Switzerland
Alea Europe Ltd	Reinsurance carrier	Switzerland
Alea (Bermuda) Ltd	Reinsurance carrier	Bermuda
Alea Holdings US Company	Intermediate holding company	USA
Alea North America Insurance Company	Insurance and reinsurance carrier	USA
Alea North America Specialty Insurance Company	Insurance and reinsurance carrier	USA
Alea North America Company	Reinsurance intermediary	USA
Alea Holdings UK Limited	Intermediate holding company	England & Wales
Alea London Limited	Insurance and reinsurance carrier	England & Wales
Alea Services UK Limited	Services company	England & Wales
Alea Financial UK Limited	Risk intermediary	England & Wales
Alea Technology Limited	Software and Systems	England & Wales
IRM International Reinsurance Management Ltd	Services company	Switzerland
Alea Jersey Limited	Insurance and reinsurance carrier	Jersey
Alea Global Risk Limited	Insurance and reinsurance carrier	Jersey
Alea Holdings Guernsey Limited	Special purpose entity	Guernsey

All companies listed above are subsidiaries of the Group. The equity share capital of the subsidiaries listed above is wholly owned by the Group. Alea Holdings Guernsey Limited and Alea (Bermuda) Ltd have Preferred Shares, the whole of which are owned by Alea Group Holdings (Bermuda) Ltd and Alea Group Holdings AG.

Executive Committee









Dennis W Purkiss (51)
Group Chief Executive Officer of Alea Group Holdings (Bermuda) Ltd
Mr Purkiss has been a Board Member of the International Underwriting Association of London and Chairman of the Legislation Committee of the International Underwriting Association of London. He is an Associate of the Chartered Insurance Institute. He was appointed Managing Director of Zurich Reinsurance London Limited in July 1994 having joined the Company as its Chief Operating Officer in November 1993. Between October 1985 and November 1993, Mr Purkiss held various general management positions at the Merrett Group, latterly becoming Group Chief Executive Officer. At Merrett he was a leading member of the team responsible for the establishment of the first corporate capital vehicle in Lloyd's in partnership with Marsh McLennan and J.P. Morgan. Mr Purkiss started his career at Eagle Star where he held a variety of positions over a 15-year period. He has over 34 years' industry experience.

Amanda J Atkins (46)
Executive Vice President, Finance and Operations and Group Chief Financial Officer
After securing her degree at Manchester University, Ms Atkins qualified as a Chartered Accountant at Coopers & Lybrand. She has since been Chief Financial Officer for a number of international insurance and reinsurance companies, most recently Zurich Reinsurance London Limited between 1994 and 1998. Ms Atkins has 22 years of industry experience and joined the Group in 1999.

Robert D Byler (47)
Executive Vice President and Chief Executive Officer, Alea Alternative Risk
After securing his degree at the University of Alabama, Mr Byler joined General Reinsurance Corporation in 1979 and has worked exclusively in the alternative risk arena since 1984. Mr Byler has 25 years of industry experience and joined the Group in 1999.

Stephen P Cane (50)
Executive Vice President, Group Regulatory Affairs and Chief Executive Officer, Alea London
Mr Cane is also Chairman of the International Underwriting Association representing all the major companies trading in the London Market. He started his insurance career with the Corporation of Lloyds in 1970, moving to a leading Lloyd's managing agency, the Merrett Group, in 1986 becoming the Managing Director of the underwriting companies. In 1994 he moved to Zurich Re in London where he was COO. He joined the Group in 1999 and has 33 years of industry experience.

Leonard R Goldberg (41)
Executive Vice President and Chief Executive Officer, Alea North America Company
He is a Fellow, Casualty Actuarial Society (FCAS) and has an MBA in Finance. Mr Goldberg has held various positions in the insurance and reinsurance business in both the United States and the London Market. Mr Goldberg has over 19 years of industry experience and joined the Group in 2000.

Michael H Hayes (50)
Executive Vice President and Chief Executive Officer, Alea North America
Mr Hayes served as a Director of the Merrett Group in London from 1979 to 1986 before returning to the United States to take the position of Senior Vice President with Trenwick from 1986 to 1998. Mr Hayes has over 28 years of experience in the reinsurance industry and joined the Group in 2000.

George P Judd (47)
Senior Vice President, Group General Counsel and Secretary
Mr Judd began his career in the insurance industry in 1982 at American General Corporation. More recently, he served as Assistant General Counsel to American Re-Insurance Company before joining Alea in 1999. Mr Judd is a Certified Public Accountant and has been admitted to the New Jersey Bar Association and the Texas Bar Association. Mr Judd has more than 22 years of industry experience and joined the Group in 1999.

  

  

Stewart K Laderman (47)
Executive Vice President and Group Chief Underwriting Officer
Mr Laderman is an Associate of the Chartered Insurance Institute. Immediately prior to joining the Group, he was the Chief Underwriting Officer for Zurich Re London, and previously worked at the Merrett Group where he held various senior underwriting positions. Mr Laderman started his career in 1975, has 29 years of underwriting experience and joined the Group in 1999.

Gilles Meyer (46)
Executive Vice President and Chief Executive Officer, Alea Europe
Mr Meyer began his career at Swiss Re in 1982 as a facultative underwriter with particular responsibility for the London market, Africa and Australia. Mr Meyer has over 21 years of experience in the industry, holds Master's degrees in both Economics and Business Administration and joined the Group in 1992.

André Perez (38)
Senior Vice President, Head of Office, Alea Bermuda
Mr Perez holds a Bachelor degree in Mathematics from the University of Montreal. He is a Fellow, Casualty Actuarial Society (FCAS) and a Fellow, Canadian Institute of Actuaries (FCIA). Mr Perez has over 16 years of actuarial and underwriting experience in the insurance and reinsurance industry and joined the Group in 2001.

Mark L Ricciardelli (51)
Group President and Chief Operating Officer
Mr Ricciardelli began his career in insurance with Travelers Insurance Company, following which he spent 11 years at the Swiss Re/North American Re group of companies, ultimately serving as Vice President. Mr Ricciardelli joined General Electric's Employers Reinsurance Corporation in 1989, where he held several leadership positions in the United States and Asia, most recently serving as President and Chief Executive Officer, Global Casualty. He has 28 years of industry experience and joined the Group in 2004.

Tim Riley (36)
Senior Vice President, Group Chief Information Officer
Mr Riley started his career in underwriting but then moved into Information Technology, fulfilling a variety of roles in infrastructure and development. In total, Mr Riley has 14 years of industry experience, 11 of those years within Information Technology. He joined the Group in 1999.

Sean Sawyer (37)
Group Senior Vice President
Mr Sawyer is responsible for the Group's strategic and operational planning and a number of major corporate projects. He began his career at Cornhill Insurance and has over 14 years of experience in the insurance and reinsurance industry. Mr Sawyer joined the Group in 1999.

Shareholder information

Cautionary statements
Certain information in this report is or may constitute forward-looking statements. Because such statements are inherently subject to risks and uncertainties, actual results may differ significantly from those expressed or implied by such forward-looking statements. We caution you not to place undue reliance on such forward-looking statements. We do not undertake any obligation (except reporting obligations imposed on us in relation to our listed shares traded on the LSE) to update such forward-looking statements to reflect events or circumstances occurring after the date hereof.

Registrar
A.S. & K. Services Ltd
Canon's Court
22 Victoria Street
Hamilton HM 12
Bermuda
T +1 441 295 1443

United Kingdom transfer agent, paying agent and depositary interests registrar
Shareholders based in the United Kingdom who hold share certificates and holders of depositary interests on the CREST system should contact:

Capita IRG Plc
The Registry
34 Beckenham Road
Beckenham
Kent BR3 4TU
United Kingdom
T +44 (0)20 8639 2157 (from outside the UK)
or 0870 162 3100 (within the UK).

Alea has appointed Capita IRG Plc as a transfer agent in the United Kingdom with the authority to remit transfers to the registrar or the branch registrar in respect of shareholders holding share certificates in the United Kingdom.

United States transfer agent and branch registrar
Shareholders holding share certificates (other than shareholders based in the United Kingdom) or shares via book entry through our United States Transfer Agent and Branch Registrar should contact:

Mellon Investor Services LLC
Overpeck Centre
85 Challenger Road
Ridgefield Park
New Jersey 07660
United States
T +1 800 522 6645 (from within the US)
or+1 201 329 8660 (from outside the US).

Alea has appointed Mellon Investor Services LLC as a branch registrar to manage the shareholder register, ensuring that all information held about Alea's shareholders is kept up to date, and to pay dividends.

Changes to personal details
As a shareholder or a holder of a depositary interest in CREST, you may be sent information about Alea. If you are a shareholder based in the United Kingdom who holds share certificates or the holder of depositary interests on the CREST system, it is important to ensure that Capita IRG Plc is kept up to date about any changes to your personal details, such as your name and home address. If you otherwise hold share certificates or shares via book entry through our US Transfer Agent and Branch Registrar, it is important to ensure that Mellon Investor Services LLC is kept up to date about any changes to your personal details, such as your name and home address. Further details are given in the Frequently Asked Questions section.

Internet
The Annual Report & Accounts, interim statements and other useful information on the Company are available through the internet at www.aleagroup.com.

Annual General Meeting
We welcome the views of shareholders and hope that you will be able to attend the Company's Annual General Meeting, which will be held in:

The Victoria Room
The Fairmont Hamilton Princess Hotel
76 Pitts Bay Road
Pembroke HM 08
Bermuda

at 10:00 am on 24 June 2004. The Notice of the Meeting and the Proxy Form accompany this document. If you are unable to attend the Annual General Meeting to ask a question in person, you may write to us at:

Crown House, 3rd Floor
PO Box HM 2983
4 Par-la-Ville Road
Hamilton HM 08
Bermuda

or contact us through our Group website at www.aleagroup.com

Shareholder information
For further information about Alea, please contact Amanda J Atkins, Executive Vice President & Group Chief Financial Officer at:

Alea Group
Lindenstrasse 16
6340 Baar, Zug
Switzerland
T +41 (0)41 767 0402
E amanda.atkins@aleagroup.com

The Group's share price is shown on www.londonstockexchange.com

Registered office
Canon's Court
22 Victoria Street
Hamilton HM 12
Bermuda
T +1 441 295 2244

Worldwide Group office
Crown House, 3rd Floor
PO Box HM 2983
4 Par-la-Ville Road
Hamilton HM 08
Bermuda
T +1 441 296 9150

Registered in Bermuda No. 31408.

Frequently asked questions and financial calendar

Frequently asked questions

Q I have recently moved. Who should I tell?

A If you hold depositary interests on the CREST system or are a shareholder based in the United Kingdom who holds share certificates, you should notify Capita IRG Plc in writing at the address on page 88, remembering to clearly state your old address. If you otherwise hold share certificates or shares via book entry through our United States Transfer Agent and Registrar, you should notify Mellon Investor Services LLC in writing at the address on page 88, remembering to clearly state your old address. If you hold shares in joint names, the shares will be registered in the name of the person who appears first on your share certificate and the letter must be signed by them.

Q What do I do if I change my name?

A To ensure the depositary interests or shares are recorded in your new name, you will need to notify Capita IRG Plc in writing if you hold depositary interests on the CREST system or are a shareholder based in the United Kingdom who holds share certificates. You will need to notify Mellon Investor Services LLC if you otherwise hold share certificates or shares via book entry through our United States Transfer Agent and Branch Registrar. You will also need to enclose evidence of the change, for example, a marriage certificate or change of name deed (please do not send the original), or a certified name change document if you are a company or other entity, together with your share certificates, if applicable, and any uncashed dividend cheques. New documents can then be issued in the correct name.

Q My share certificate has been lost/stolen. What should I do to obtain a replacement?

A You should immediately inform Capita IRG Plc if you are a shareholder based in the United Kingdom, or Mellon Investor Services LLC if you are not a shareholder based in the United Kingdom. They will require you to pay an administration charge, and they will send you a form of indemnity. The indemnity is required to protect Alea from the potential misuse of the missing share certificate and must be returned before a new share certificate can be issued.

Q I would like to transfer shares to someone I know. How do I arrange this?

A As these transactions do not involve a stockbroker, you can use a stock transfer form. You can obtain a form from Capita IRG Plc if you are a shareholder based in the United Kingdom who holds share certificates. You can obtain a form from Mellon Investor Services LLC if you otherwise hold share certificates or shares via book entry through our United States Transfer Agent and Branch Registrar.

Q My partner/relative has died. What should I do about their shareholding?

A Contact Capita IRG Plc if your partner/relative held depositary interests on the CREST system or was a shareholder based in the United Kingdom who held share certificates and they will guide you through what you need to do. Contact Mellon Investor Services LLC if your partner/relative otherwise held share certificates or shares via book entry through our United States Transfer Agent and Branch Registrar, and they will guide you through what you need to do.

Q I receive multiple sets of information whenever you send anything to me, how can I make sure that in the future only one copy is sent?

A If you have acquired shares on more than one occasion, your shareholdings may have been recorded on the share register with slightly different details. As a result, two or more accounts may have been set up for you. Sometimes we need to maintain more than one account, for example, if you hold shares in your own name and also in joint names with your partner. However, sometimes multiple accounts can be amalgamated. Please notify Capita IRG Plc or Mellon Investor Services LLC, as appropriate, of any accounts you believe should be amalgamated. They will do so if it is possible.

Financial calendar

March

15 March 2004
Announcement of preliminary results for 2003

June

24 June 2004
Annual General Meeting

September

20 September 2004*
Announcement of results for six months ending 30 June 2004 and of interim ordinary dividend for 2004

October

20 October 2004
Ex dividend date for interim ordinary dividend for 2004

22 October 2004
Record date for interim ordinary dividend for 2004

November

19 November 2004
Payment of interim ordinary dividend for 2004

March

15 March 2005*
Announcement of results for 2004 and of recommended final ordinary dividend

* Provisional date.

Group contacts

Alea Group Holdings (Bermuda) Ltd
Crown House, 3rd Floor
4 Par-la-Ville Road
PO Box HM 2983
Hamilton HM 08
Bermuda
T +1 441 296 9150
F +1 441 296 9152
E bermuda@aleagroup.com

Alea Group Holdings Ltd
Lindenstrasse 16
6340 Baar, Zug
Switzerland
T +41 (0)41 767 0400
F +41 (0)41 767 0467
E group@aleagroup.com

Bahrain
Alea Bahrain
PO Box 20050, U.G.B. Tower
7th Floor
Diplomatic Area, Manama
Bahrain
T +973 (0)17538555
F +973 (0)17533881
E bahrain@aleagroup.com

Basel
Alea Europe
Kornhausgasse 7
Postfach
CH-4002 Basel
Switzerland
T +41 (0)61 268 21 11
F +41 (0)61 268 22 77
E basel@aleagroup.com

Bermuda
Alea Bermuda
Crown House, 3rd Floor
4 Par-la-Ville Road
PO Box HM 2983
Hamilton HM 08
Bermuda
T +1 441 296 9150
F +1 441 296 9152
E bermuda@aleagroup.com

Jersey
Alea Financial
33 Gloucester Street
St Helier
Jersey JE2 3QR
Channel Islands
T +44 (0)1534 285 127
F +44 (0)1534 285 122
E jersey@aleagroup.com

London
Alea London
The Corn Exchange
55 Mark Lane
London EC3R 7NE
United Kingdom
T +44 (0)20 7621 3100
F +44 (0)20 7621 3170
E london@aleagroup.com

Alea London
London Underwriting Centre
3 Minster Court
Mincing Lane
London EC3R 7DD
United Kingdom
T +44 (0)20 7621 3100
F +44 (0)20 7621 3150
E london@aleagroup.com

New York
Alea Corporate Solutions
45 Broadway
17th Floor
New York, NY 10006
USA
T +1 646 452 6630
F +1 646 452 6636
E newyork@aleagroup.com

Rocky Hill
Alea Alternative Risk
55 Capital Boulevard
Corporate Ridge
Rocky Hill, CT 06067
USA
T +1 860 513 4180
F +1 860 529 1815
E rockyhill@aleagroup.com

Singapore
Alea Singapore
24 Raffles Place
27-04 Clifford Centre
Singapore 048621
T +65 (0)6538 4338
F +65 (0)6538 4428
E singapore@aleagroup.com

Stockholm
Alea Stockholm
Sveavagen 33
111 34 Stockholm
Sweden
T +46 (0)8 24 09 01
F +46 (0)8 24 09 08
E stockholm@aleagroup.com

Sydney
Alea Sydney
The Re Centre, Level 21
Australia Square
264 George Street
Sydney
Australia
T +61 (0)2 9274 3000
F +61 (0)2 9274 3033
E sydney@aleagroup.com

Toronto
Alea Toronto
55 University Avenue, Suite 900
Box 6
Toronto, Ontario M5J 2H7
Canada
T +1 416 366 3012
F +1 416 366 3465
E toronto@aleagroup.com

Wilton
Alea North America
Wilton Corporate Park
50 Danbury Road
Suite 102
Wilton, CT 06897
USA
T +1 203 563 6000
F +1 203 563 6010
E wilton@aleagroup.com